
07054487

Creating a Smarter Pet Parent

PETSMART, INC. 2006 ANNUAL REPORT

Financial Highlights

	2006	2005	2004
(in thousands, except margins and per-share amounts)			
Total Results			
Net Sales	$4,233,857	$3,760,499	$3,363,452
Gross Margin	30.9%	31.2%	30.9%
Net Income	$ 185,069	$ 182,490	$ 157,453
Earnings Per Share	$ 1.33	$ 1.25	$ 1.05
Operating Cash Flow	$ 289,291	$ 339,946	$ 256,134
Services Sales	$ 375,993	$ 298,862	$ 240,684

Other Highlights	
Total Stores	908
Total Employees	38,400
Total 2006 In-store Pet Adoptions	378,028
Total In-store Pet Adoptions Since 1994	2,865,910

PetSmart, Inc. is the largest specialty pet retailer of services and solutions for the lifetime needs of pets. The company operates more than 908 pet stores in the United States and Canada, a growing number of in-store PetsHotel cat and dog boarding facilities, and is a leading online provider of pet supplies and pet care information (www.petsmart.com). PetSmart provides a broad range of competitively priced pet food and pet products; and offers complete pet training, pet grooming, pet boarding, doggie day camp and pet adoption services. Since 1994, PetSmart Charities, Inc., an independent 501(c)(3) non-profit animal welfare organization, has donated more than $42 million to animal welfare programs and, through its in-store pet adoption programs, has saved the lives of more than 2.8 million pets.








doggiedaycamp



Philip L. Francis
Chairman and Chief Executive Officer
with Bit o' Honey

Letter to Stockholders

April 23, 2007
Dear Fellow Stockholders:

In 2006, PetSmart made important investments that position us to make the most of the growth inherent in this great industry, to tap into the emotional connection our customers share with their pets, and to offer them the best in service, information and advice. We think this unique ability to create smarter pet parents is a significant competitive advantage that will allow us to continue to grow and gain share.

We added 82 net new stores in 2006, ending the year with 908 PetSmart stores in the United States and Canada. We are on pace to open about 100 net new stores in 2007, including the anticipated acquisition of 19 Super Pet stores in Canada, representing square footage growth of about 10 percent, and we remain confident that the North American market will ultimately support 1,400 stores. And as we bring more stores to our customers, we introduce them to the choices, information and expertise we offer.


5
4
3
2
1
0
2006 2005 2004

Net Sales
(in billions)

Our pet services business—grooming, pet training, PetSmart PetsHotel® and Doggie Day Camp℠—is the largest and fastest growing in the sector. Our services are an engine of our growth and profitability, and we believe they cannot be duplicated with the same level of success by our competitors. New pet parents are attracted to our business model and, as you can see in the previous pages, that gives us an opportunity to create strong, lasting bonds with those pet parents. Total sales in services were $376.0 million, up 25.8 percent from last year. We have committed to two additional years of services growth of at least 20 percent, bringing this streak to nine straight years.


32
24
16
8
0
2006 2005 2004

Gross Margin
(by percentage)

PetSmart PetsHotel, our overnight boarding and daycare facility for dogs and cats, continues to attract new customers and give our current customers yet another reason to remain loyal to us. Our hotels are one of our biggest differentiators, offering customers a smart solution to the often troubling dilemma of what to do with their pet while they're away. We ended 2006 with 62 hotels inside PetSmart stores. A hotel's impact on a store's profitability remains consistent and compelling, adding 29 percent to the total revenue of a store.

While we're pleased with the performance of our Doggie Day Camp service, the concept is much more interesting when attached to a full PetsHotel. The hotel drives day camp trial and generates up to 40 percent of a day camp's total revenue. In light of these numbers, we are pursuing a hybrid concept that gives our customers the best of both worlds: a PetsHotel with slightly less square footage, but one that offers rooms of the same size, as well as all of the amenities of the full-sized boarding facility and Doggie Day Camp. Because this new model is so compelling, we think it can effectively replace the stand-alone, in-store day camps originally planned, with stronger revenues and improved profitability.


200
150
100
50
0
2006 2005 2004

Net Income
(in millions)

As we open more hotels and better understand the market potential, and with the addition of the smaller hotel model, we now believe the total build out for PetsHotels is 435, well up from our original projection of 300. In 2007, we plan to open 35 new hotels, including about 30 standard formats and about five of the smaller versions.

TOTAL LIFETIME CARE℠

BEHIND THE SCENES

CUSTOMER

With our integrated product and service business, experienced and knowledgeable associates find it even easier to introduce pet parents to new products and recommend the right services.

Our unique ability to tap into how our customers feel about their pets—and to play a role in deepening that bond—is one of our biggest competitive advantages. We have invested in tools, processes and skills to hire caring and passionate associates, and train them to be helpful and knowledgeable. And we offer competitive pay and benefits to both full-time and part-time associates, knowing it's good business to invest in our associates.

Jennifer notices her dog's coat isn't l and healthy as it once did. She goes to PetSmart, knowing that the caring associa help her find a solution.

Jennifer learns that training is one of the most important elements to building a successful relationship with her new pet, so she signs up for a training class before leaving the store. She receives information that helps her choose the healthiest food at the right stage of her dog's life, and offers to try new products. She even receives reminders to switch foods as her dog grows.

Based on extensive research, we created the PetSmart New Pet Center, an innovative concept featuring key products and information for new cat and dog parents. We'll roll it out to more than 600 stores in 2007. We are using the data we receive from our PetPerks® program to better predict the needs of our customers, and make their shopping experience at PetSmart more meaningful.

Through PetSmart Charities' adoption centers, PetSmart® customers have saved the lives of more than 2.8 million homeless pets. The New Pet Center and our knowledgeable associates make it easy for Jennifer to find what she needs to bring her new pet home, and she joins our PetPerks® savings program to receive targeted offers and information specific to her dog's needs and life stages.

ADOP

The openness of the services in the store are not only fun to watch, but Jennifer finds that she's comfortable—even encouraged—to try them out. The sense of community of shopping with her dog gives her a chance to compare notes with other pet parents.

Our stores are highly productive with industry-leading sales per square foot. They're in a consistent format designed around our customer, and are economical to refresh as our business and our customers' needs change. Customers can easily find what they're looking for and improvements to the supply chain keep the store shelves well-stocked.

Jennifer loves to take her dog to her local store. Not only does he get to pick out his own toy, but she enjoys talking with other pet parents. She likes that the store is easy to shop and that all of her local stores are in the same format. She can quickly find what she is looking for, leaving time to watch the dogs play in Doggie Day Camp, or visit the pets in the adoption center.

STO

Every week for seven weeks, Jennifer visits the store for training class. She learns more about PetSmart's services, and as we earn her trust, she's more likely to try other services. Before her training session ends, Jennifer makes appointments for the grooming salon and the PetSmart PetsHotel®. She gets to know the associates by name, who warmly greet her and her pet every time and answer questions.

Stores in our latest format feature an updated pet training center. It draws customers' attention to pet training, which is a strong and recognizable differentiator, encourages pet parents to visit our stores again and again, and lets us develop lasting relationships with them. Our accreditation program for trainers includes enhanced curriculums. They spend 80 percent of their time working with experienced trainers in actual classes.

An experienced professional trainer helps Jennifer strengthen the bond between her and her dog. She enjoys the environment of a dedicated, in-store training space, and the sense of community that she shares with her fellow pet parents.



Creating a Smarter Pet Parent

r business is about relationships. It's about the bond our
ave with their pets. It's about our ability to understand those
and to help the people who shop in our stores enrich that bond
providing our customers with superior service, understand
needs and helping them find solutions that make them be
and more confident pet parents.

Today, pet parents want to provide the best level of care for th
are valued members of the family. They rely on the associates
to educate them and lead them to make the right choices fo
As experts in this industry, we are creating a smarter pet

On the next page, meet "Jennifer," our core customer who is a woman between 25-54 years
but doesn't have children, at least not living at home. She has one or two pets, but is primarily
Not surprisingly, Jennifer is extremely attached to her pet and will go out of her way to buy the
services. She demands superior service, and wants to know everything she can about being the

ooking as shiny
her local
tes will


ASSOCIATES
Tracy


BANFIELD, THE PET HOSPITAL®

When Jennifer is looking for a
of vaccinations, she is re
located in her neigh


TIONS


GROOMIN


RES


PRODUCT


TRAINING



A t
over le
impressed
the in-store B
peace of mind. Th
reason to drive past th

RIENCE	BEHIND THE SCENES	TOTAL LIFETIME CARE℠
vet to give her pet his first round lieved Banfield is conveniently borhood PetSmart store.	Our partnership with Banfield supports our goal of providing Total Lifetime Care℠ for pets under one roof, and further positions us as the "experts." In addition to providing our customers with a needed service, it also provides our stores with the resources to treat pets in our care, whether they're guests in the hotel or available for sale.	While taking her dog to the vet, Jennifer finds it easy—even irresistible—to shop the store. She also takes heart knowing a Banfield vet is always available when her dog stays overnight at the PetsHotel.
G — Skilled groomers provide great service and care about the health of the pets. Jennifer's groomer does so much more than bathe pets; she provides important services for maintaining a pet's health like tooth-brushing, nail-clipping and ear-cleaning. And since Jennifer's dog is sleeping on the bed with her at night, it's even more important he looks and smells good.	We've established grooming and pet training academies that let us home-grow services associates and give customers a consistent, quality experience across our business. This also ensures we have plenty of qualified groomers to staff our stores as we grow. And we're improving these academies with a stronger curriculum and technical certification by breed.	Pets boarded in the PetsHotels are often groomed in the salons during their stay. Professional groomers make product recommendations to help pet parents maintain their pet's health between visits. When Jennifer drops off and picks up her pooch, it gives her more chances to shop the store and even swing by the adoption center to see if there is a playmate ready for adoption.
S — Jennifer picks up her favorite Authority® brand dog food that the helpful associate recommended when she first adopted her dog. She always finds the products she needs on the store shelves. And she can't resist picking up a fashionable sweater or clever toy that she can find only at PetSmart. She has also discovered the online Smart Nutrition Selector™ tool, which helps her make informed nutrition decisions.	With nearly 18,000 products at everyday low prices, improved supply chain efficiencies and continued investments in our distribution network, our stores are stocked with the products Jennifer wants. The Smart Nutrition Selector™ is proprietary technology that helps customers receive a recommendation for advanced nutrition formulas that are right for their pet and available only in our channel.	Jennifer tells a friend and fellow pet parent—who is frustrated that she can't find her favorite products in a competitor's store—to shop at PetSmart. They virtually always have what she needs, and the associates help her find the products and solutions that make it easier to be a great pet parent.
Jennifer trusts the friendly and dedicated PetsHotel associates to provide the best care 24-hours a day for her dog while she is away. ur of the hotel helped ease Jennifer's anxiety aving her pet, and she was immediately that there are no unpleasant odors. And anfield, the Pet Hospital® provides added e PetsHotel gives Jennifer another e competition.	Based on our experience in the hotel business and customer demand, we're introducing a hybrid hotel model that will offer customers all the same services, features and amenities as a full PetsHotel, but will allow us to bring this popular—and profitable—offering to smaller stores, and therefore more pet parents.	Because it's so easy, Jennifer arranges to have her dog groomed and privately trained while she's away. To ease her concern over leaving her dog while she is on vacation, she treats him to several sessions of Doggie Day Camp℠, as well as frozen yogurt snacks.



The market for pet services and supplies continues to grow at a 5 to 6 percent rate each year. That means we'll operate in a $47 billion industry in 2007.[1]



94 percent of dog owners and 84 percent of cat owners characterize their relationship with their pet as "close."[2]





Pet is one of the fastest growing sectors in all of retail, ahead of sporting goods, home improvement and even do-it-yourself auto parts.[3]





The sheer number of pets in the United States is growing, hitting 165 million in 2005, when the data was taken last.[4]



80 percent of pet parents give their pets holiday or birthday gifts.[5]

To 78 percent of all cat owners and 85 percent of all dog owners, the pet is much more than a pet, it's part of the family.[6]







[1] Sources: Packaged Facts; BCC; APPMA. Note: Includes veterinary, does not include equine. [2] Sources: APPMA, Industry Estimates, J.P. Morgan [3] Source: APPMA [4] Source: Pew Research Center, 2005
[5] Source: Pew Research Center, 2005 [6] Source: Ontario Medical Association





Robert F. Moran
President and Chief Operating Officer
with Tatum

Our PetPerks® customer relationship marketing program is designed to deepen our understanding of our customers, create offers designed to change their behavior, and build their long-term loyalty to PetSmart by making their shopping experience more meaningful. The program is not just about traffic or coupons, it's about increasing customer loyalty and driving spend per pet. Initiatives like the New Pet Center and the Smart Nutrition Selector™ are based on feedback from customers who want more information and advice on how to provide the highest level of care for their pets.

The next phase of our loyalty program involves unique in-store promotions aimed directly at customer needs. In 2007, we'll introduce an enhanced PetPerks program that includes guaranteed benefits for every member, as well as offers to thank our customers for their continued loyalty, all with the ultimate goal of driving greater profitability for PetSmart.

We've worked hard to create a superior customer experience. Our stores are bright, clean, and easy to shop. Our trained associates are knowledgeable and passionate, making it even easier for our customers to find the solutions they need. Our Eagle 2 stores, designed around our customers' needs and how they shop, continue to perform extremely well. In 2007, we'll refresh approximately 200 stores with the Eagle 2 format. We remain on track to complete every store in the chain by 2008.

We ended 2006 with $289 million in operating cash flow, giving us continued flexibility to invest in our business and its growth, while providing our shareholders with more immediate and tangible returns in the form of dividends and share buy backs. In fact, from 2004 through 2006, we returned more than $550 million, or more than 100 percent of our net income for the same time period, directly to shareholders.

This is a strong business with a solid fundamental model and plenty of opportunity. We have the cash to fuel our growth, and the right strategic initiatives to drive that growth and further set us apart from the competition. We know that we have the tools in place to help pet parents provide the absolute best care for their pets. They depend on us for information and advice. And in return, we are helping to create a smarter pet parent.

Sincerely,

Philip L. Francis
Chairman and Chief Executive Officer

Robert F. Moran
President and Chief Operating Officer


1.5
1.0
.5
0
2006
2005
2004

Earnings Per Share


400
300
200
100
0
2006
2005
2004

Operating Cash Flow
(in millions)


400
300
200
100
0
2006
2005
2004

Services Sales
(in millions)

Statement of Corporate Responsibility

The management of PetSmart is dedicated to ensuring our high standards of corporate governance are maintained, including compliance with our established financial accounting policies and reporting our results with objectivity and the highest degree of integrity. The culture at PetSmart demands integrity and we have the highest confidence in our people and our underlying systems of internal controls. Management fully embraces and understands its responsibility for the integrity and accuracy of our financial statements.

Here is a sampling of the corporate governance controls to which we adhere:

- Our Board of Directors has adopted and we have posted on our website our Corporate Governance Guidelines and related information.
- Eleven of our 12 members of the Board of Directors are independent of PetSmart and our management.
- The Lead Director and all members of the board committees–the Audit Committee, the Compensation Committee, and the Corporate Governance Committee–are independent.
- The independent board members regularly meet without management present.
- The charters for these board committees clearly establish committee member roles and responsibilities.
- PetSmart has a clear code of ethics and business policies.
- PetSmart has complaint procedures in place for associates and other stakeholders.
- The PetSmart internal audit department reviews key areas of our business and financial processes and controls, and reports directly to the Audit Committee.

We are committed to improving stockholder value and fully understand and embrace our responsibilities. It is a PetSmart tenet that investors and other users of our financial statements should be provided with financial information that is timely, complete, relevant, fair, and accurate. We will continue to strive to strengthen your confidence by our actions.



Philip L. Francis
Chairman and Chief Executive Officer



Scott A. Crozier
Senior Vice President, General Counsel and Chief Compliance Officer



Robert F. Moran
President and Chief Operating Officer



Timothy E. Kullman
Senior Vice President, Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Year Ended January 28, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-21888

PetSmart, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**94-3024325**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*


PETSMART

19601 N. 27th Avenue
Phoenix, Arizona 85027
(Address of principal executive offices, including Zip Code)

Registrant's telephone number, including area code:
(623) 580-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.0001 par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☑ Accelerated Filer ☐ Non-Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant, based on the closing sale price of the registrant's common stock on July 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, as reported on the NASDAQ Global Select Market was approximately $3,259,222,000. This calculation excludes approximately 1,960,000 shares held by directors and executive officers of the registrant. This calculation does not exclude shares held by such organizations whose ownership exceeds 5% of the registrant's outstanding common stock as of December 31, 2006 that have represented to the registrant that they are registered investment advisers or investment companies registered under section 8 of the Investment Company Act of 1940.

The number of shares of the registrant's common stock outstanding as of March 14, 2007 was 135,527,482.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on June 20, 2007, to be filed by May 7, 2007, have been incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including: "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Item 1A. Risk Factors" contained in Part I of this Annual Report that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our expectations are as of the date this Annual Report on Form 10-K is filed, and we do not intend to update any of the forward-looking statements after the date this Annual Report on Form 10-K is filed to conform these statements to actual results, unless required by law.

Our fiscal year consists of the 52 or 53 weeks ending on the Sunday nearest January 31 of the following year. Unless otherwise specified, all references in this Annual Report on Form 10-K to years are to fiscal years. The 2006, 2005 and 2004 fiscal years were 52-week years. The 2007 fiscal year is a 53-week year.

Item 1. *Business*

General

In fiscal 2006, we generated net sales of $4.2 billion, making PetSmart North America's leading specialty provider of products, services and solutions for the lifetime needs of pets. We have identified a large group of pet owners we call "pet parents," who are passionately committed to their pets and consider their pets family members. Our strategy is to attract and keep these customers by becoming the preferred provider of Total Lifetime Care℠ for pets. As part of this strategy, we focus on driving efficiencies in our stores, on our processes and our systems, on growing our pet services business and on delighting our customers by providing a superior store environment, a superior shopping experience and superior service.

We opened 82 net new stores in fiscal 2006 and, at the end of the fiscal year, operated 908 retail stores in North America. Square footage in fiscal 2006 increased 1.8 million to 20.8 million compared to 19.0 million in fiscal 2005. Our stores typically range in size from 19,000 to 27,000 square feet, and carry a broad and deep selection of high-quality pet supplies at everyday low prices. We offer more than 13,400 distinct items, including nationally recognized brand names, as well as an extensive selection of private brands across a range of product categories.

We complement our strong product assortment with value-added pet services, including grooming, training, boarding and day camp. All our stores offer complete pet training services and virtually all our stores feature pet styling salons that provide high-quality grooming services. As of January 28, 2007, we offered pet boarding at 62 of our stores through our PetsHotels™. As of January 28, 2007, there were full-service veterinary hospitals in 608 of our stores. Medical Management International, Inc., a third-party operator of veterinary hospitals, operated 596 of the hospitals under the registered trade name of Banfield, The Pet Hospital. The remaining 12 hospitals are located in Canada and operated by other third-parties.

Our PetPerks® loyalty campaign allows us to understand the needs of our customers and target offers directly to them. We also reach customers through our direct marketing channels, including PetSmart.com, our pet e-commerce site, StateLineTack.com, our equine e-commerce site and an equine catalog. On February 28, 2007, we announced our intent to exit the equine product line, including the sale or discontinuation of StateLineTack.com and the equine catalog. We expect to complete the exit of the equine product line in the fourth quarter of fiscal 2007.

The Pet Products Industry

The pet products industry serves a large and growing market. The American Pet Products Manufacturers Association, or APPMA, estimated the 2005 market at approximately $35.9 billion, an increase of more than 100%

since 1994. Based on the 2005/2006 APPMA National Pet Owners Survey, more than 69 million households in the United States own a pet. Of those households, 63% own more than one pet. In total, there are approximately 91 million cats and 74 million dogs in the United States.

The pet products industry can be divided into the following categories: food, supplies and medicines, veterinary care, pet services (such as grooming or boarding) and purchases of pets. The APPMA estimates that dog food, cat food and treats for dogs and cats are the largest volume categories of pet-related products and, in calendar year 2005, approximated $14.5 billion in sales, or 40% of the market.

Pet supplies and medicine sales account for approximately 25%, or $8.8 billion, of the market. These sales include dog and cat toys, collars and leashes, cages and habitats, books, vitamins and supplements, shampoos, flea and tick control and aquatic supplies. Veterinary care, other pet services and purchases of pets represent approximately 24%, 7% and 4%, respectively, of the market.

Competition

Based on total net sales, we are North America's largest specialty retailer of products, services and solutions for the lifetime needs of pets. The pet products retail industry is highly competitive and can be organized into six different categories:

- Supermarkets, warehouse clubs and other mass and retail merchandisers;
- Specialty pet supply chains and pet supply stores;
- Independent pet stores;
- Veterinarians;
- Catalog retailers; and
- E-commerce retailers.

We believe the principal competitive factors influencing our business are product selection and quality, convenience of store locations, store environment, customer service, price and availability of other services. We believe we compete effectively in our various markets; however, some of our supermarket, warehouse club and other mass and retail merchandise competitors are larger in terms of overall sales volume and have access to greater capital. Many premium pet food brands, which offer higher levels of nutrition than non-premium brands, are not currently sold through supermarkets, warehouse clubs and other mass and retail merchandisers due to manufacturer's restrictions, but are sold primarily through specialty pet stores, veterinarians and farm and feed stores.

We believe our pet services business is a competitive advantage which cannot be easily duplicated.

Our Strategy

Our strategy is to be the preferred provider for the lifetime needs of pets. Our primary initiatives include:

Add stores in existing multi-store, new multi-store and new single-store markets. We believe there is a potential for at least 1,400 PetSmart stores in North America. Our expansion strategy includes increasing our share in the top 60 existing multi-store markets, penetrating new multi-store and single-store markets and achieving operating efficiencies and economies of scale in distribution, information systems, procurement, marketing and store operations. During fiscal 2006, we opened 82 net new stores, and in fiscal 2007, we expect to open approximately 100 net new stores, primarily in multi-store markets, inclusive of the anticipated acquisition of 19 Super Pet stores in Canada, which was announced February 15, 2007.

Provide the right store format to meet the needs of our customers. We completed the conversion of our store base to a specialty store format in fiscal 2003. We believe our reformatted stores, combined with our other strategic initiatives, contribute to higher comparable store sales growth, profitability and return on investment. We continually evaluate our store format to ensure we are meeting the needs and expectations of our customers, while providing a return on investment to our stockholders. In fiscal 2004, we completed the roll out of an upgraded in-store sign package to better serve the needs of our customers. In fiscal 2005, we tested a store refresh program that builds on the initial reformat and emphasizes our highly differentiated training and adoption services. We began refreshing our existing stores with this new format in fiscal 2006 and will continue the program in fiscal 2007 and 2008.

Expand our pet services business. Based on net sales, we are North America's leading provider of pet services, which include professional grooming, training, boarding and day camp. Pet services are an integral part of our strategy, and we are focused on driving profitable growth in our services business. We believe services differentiate us from our competitors, drive traffic and repeat visits to our stores, provide cross-selling opportunities, allow us to forge a strong relationship with our customers, increase transaction size and enhance operating margins. In fiscal 2005, we began the roll out of PetsHotel, a full-service in-store boarding facility for dogs and cats. The PetsHotel experience includes 24-hour supervision by our safety-certified and trained caregivers as well as an on-call veterinarian, temperature controlled rooms and suites, daily specialty treats and playtime. In addition, each PetsHotel offers Doggie Day Camp℠, a day camp service for dogs in climate-controlled play rooms with other dogs and our safety-certified, pet-loving staff trained in behavior assessment. As of January 28, 2007, we operated 62 PetsHotels, and we estimate an ultimate build out of 435 PetsHotels. Pet services net sales grew by 26%, 24% and 24% in fiscal 2006, 2005 and 2004, respectively. We are confident in our ability to continue to expand the pet services portion of our business.

As of January 28, 2007, there were full-service veterinary hospitals in 608 of our stores. Medical Management International, Inc., a third-party operator of veterinary hospitals, operated 596 of the hospitals under the registered trade name of Banfield, The Pet Hospital. The remaining 12 hospitals are located in Canada and operated by other third-parties.

Offer superior customer service. Our emphasis on the customer is designed to provide our customers with an unparalleled shopping experience every time they visit our stores. Using a detailed associate learning curriculum and role-playing techniques, we educate store associates to identify customer needs and provide appropriate solutions. We measure their success in every store, and a portion of the annual incentive program for the store management team is linked to key customer service and in-stock metrics. By providing pet parents with expertise and solutions, we believe we are strengthening our relationships with customers, building loyalty and enhancing our leading market position.

Differentiate ourselves through effective brand management. We are focused on developing and strengthening our brand identity. In August 2005, we announced a new marketing campaign that repositioned the PetSmart brand from its reputation as a "Mart" to "Smart," to emphasize our capabilities as a resource of information, services and solutions. As part of the campaign, we changed our logo to highlight the "Smart" piece of the PetSmart name and rolled out new advertising that emphasizes our unique offerings for customers.

We are creating tools to effectively communicate our unique value proposition and our ability to provide Total Lifetime Care for pets, and we continue to build enduring relationships with our customers. We have completed the rollout of PetPerks, our customer loyalty program. As of January 28, 2007, PetPerks was available in all PetSmart stores. We will continue using a centralized customer database that allows us to track and analyze customer shopping patterns. We use this information to customize direct marketing and promotional materials and to more effectively communicate with customers across all channels.

Drive efficiency and create a consistent customer experience by focusing on operating excellence. Our operating excellence initiative — which emphasizes retail basics like store cleanliness, short check out lines, a strong in-stock position and the care of the pets in our stores — allows us to provide a consistently superior shopping experience, even as we grow. It simplifies processes, makes our stores more efficient and easier to operate and allows associates to be more productive.

We believe these strategic initiatives will continue to drive comparable store sales growth, profitability and return on investment.

Our Stores

Our stores are generally located in sites co-anchored by strong destination superstores and typically are in or near major regional shopping centers. We are engaged in an ongoing expansion program, opening new stores in both new and existing markets and relocating existing stores. Store activity for fiscal 2006, 2005 and 2004 was as follows:

	2006	2005	2004
Store count at beginning of fiscal year	826	726	643
New and relocated stores opened	92	107	92
Closed stores	(10)	(7)	(9)
Store count at end of fiscal year	908	826	726

In its first full year, we expect a new store to generate approximately $2.9 million in sales. We expect new stores to generate comparable store sales growth in the range of 19% to 21% in year two, 12% to 14% in year three, 9% to 10% in year four and 7% to 8% in year five. We expect to open approximately 100 net new stores in fiscal 2007.

Distribution

Our distribution network and our information systems are designed to optimize store inventory, drive the efficient use of store labor, facilitate a high in-stock position and promote high distribution center productivity. We currently employ a hybrid distribution system including full truckload shipments to individual stores and the splitting of full truckloads among several closely located stores and distribution centers. Our forward distribution centers handle products that require rapid replenishment and our distribution centers handle the remaining products. We have started building combination distribution centers that handle both fast moving and the remaining products. We believe the combination distribution centers will help drive efficiencies in transportation costs and store labor. Our suppliers generally ship our merchandise to one of our distribution centers, which receive and allocate merchandise to our stores. We contract the transportation of merchandise from our distribution centers to stores through third-party vendors, and we do not own any trailers. We operate the following distribution centers:

Location	Square Footage	Date Opened	Distribution Type
Brockport, New York	392,000	February 1990	Catalog, e-commerce, store and equine distribution center
Phoenix, Arizona	620,000	May 1996	Combination distribution center
Ennis, Texas	230,000	November 1999	Forward distribution center
Columbus, Ohio	613,000	September 2000	Distribution center
Gahanna, Ohio	276,000	October 2000	Forward distribution center
Hagerstown, Maryland	252,000	October 2000	Forward distribution center
Newnan, Georgia	200,000	April 2001	Forward distribution center
Reno, Nevada	199,000	June 2002	Forward distribution center
Ottawa, Illinois	1,000,000	August 2005	Combination distribution center
Total	3,782,000		

In January 2006, we entered into an agreement to lease approximately 877,500 square feet in Newnan, Georgia to be used as a combination distribution center. We expect this facility to open in May 2007, replacing the current 200,000 square foot forward distribution center we currently lease in Newnan, Georgia. In March 2007, we entered into an agreement to lease approximately 873,000 square feet in Reno, Nevada to be used as a combination distribution center. The lease is expected to commence in 2008 and expire in 2023. We expect this facility to open in fiscal 2008, and it will replace the current 199,000 square foot forward distribution center we currently lease in Reno, Nevada.

In February 2007, we made the decision to exit the State Line Tack equine product line, including closure or sale of our Brockport facility. See Note 17 to the Notes to Consolidated Financial Statements for additional information.

Merchandise

Merchandise, which has been decreasing as a percentage of net sales due to the higher growth rate in services, represented approximately 91% of our net sales in fiscal 2006, 92% in fiscal 2005 and 93% in fiscal 2004. Merchandise generally falls into three main categories:

- *Pet Food, Treats and Litter.* We emphasize premium dog and cat foods, many of which are not available in supermarkets, warehouse clubs or other mass and retail merchandisers. We also offer quality national brands traditionally found in supermarkets and pet stores. The sale of pet food, treats and litter comprised 40%, 40% and 39% of our net sales in fiscal 2006, 2005 and 2004, respectively.

- *Pet Supplies and Other Non-Pet Goods.* Our broad assortment of pet supplies includes collars, leashes, health and beauty aids, shampoos, medication, toys, pet carriers and pet houses. We also offer a complete line of supplies for fish, birds, reptiles and small pets. These products include aquariums and habitats, filters and birdcages. The sale of pet supplies and other non-pet goods comprised 48%, 49% and 51% of our net sales in fiscal 2006, 2005 and 2004, respectively.

- *Pets.* Our stores feature fresh-water tropical fish, birds, reptiles and small pets. Pets comprised 3% of our net sales in fiscal 2006, 2005 and 2004. We do not sell dogs or cats but instead provide space in most stores for adoption partners to use.

Pet Services

Pet services, which include grooming, training, boarding and day camp, represented 9%, 8% and 7% of our net sales in fiscal 2006, 2005 and 2004, respectively. We offer full-service grooming and training services in virtually all our stores. We typically allocate an average of 800 square feet per store for high-quality, full-service grooming, including precision cuts, baths, toenail trimming and toothbrushing. Depending on their experience, our pet stylists are educated as part of a 15-week program that teaches exceptional grooming skills using safe and gentle techniques. Pet training services range from puppy classes to advanced and private courses.

PetsHotel provides boarding for dogs and cats, 24-hour supervision by caregivers who are safety-certified and trained in all aspects of personalized pet care, an on-call veterinarian, temperature controlled rooms and suites, daily specialty treats and play time as well as day camp for dogs. In fiscal 2005, we began a national rollout of PetsHotel at selected locations. As of January 28, 2007, we operated 62 PetsHotels.

Net sales from pet services grew 25.8% from $298.9 million in fiscal 2005 to $376.0 million in fiscal 2006.

Veterinary Services

The availability of comprehensive veterinary care in our stores further differentiates us, drives sales in our stores and reflects our overall commitment to pet care. Full-service veterinary hospitals in 608 of our stores offer routine examinations and vaccinations, dental care, a pharmacy and routine and complex surgical procedures. As of January 28, 2007, Medical Management International, Inc., a third-party operator of veterinary hospitals, operated 596 of the hospitals under the registered trade name of Banfield, The Pet Hospital. Medical Management International, Inc. is a wholly-owned subsidiary of MMI Holdings, Inc., collectively referred to as MMIH. See Notes 2 and 17 to the Notes to Consolidated Financial Statements for a discussion of our ownership interest in MMIH. The remaining 12 hospitals are located in Canada and are operated by other third-parties.

PetSmart Charities and Adoptions

Through PetSmart Charities, Inc., an independent 501(c)(3) organization, we support the activities of animal welfare organizations in North America. PetSmart Charities creates and supports programs to help find a lifelong loving home for every pet, by:

- Raising awareness of companion animal welfare issues;
- Funding programs to further individual animal welfare organizations' missions; and
- Facilitating adoptions through in-store programs and pet transport programs.

Since 1994, PetSmart and PetSmart Charities have raised and donated more than $53.3 million to animal welfare programs and, through our in-store adoption programs, have saved the lives of more than 2.8 million pets.

Government Regulation

We are subject to various federal, state, provincial and local laws and regulations governing, among other things: our relationships with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements; veterinary practices or the operation of veterinary hospitals in retail stores that may impact our ability to operate veterinary hospitals in certain facilities; the transportation, handling and sale of small pets; the generation, handling, storage, transportation and disposal of waste and biohazardous materials; the distribution, import/export and sale of products; the handling, security, protection and use of customer information; and the licensing and certification of services.

We seek to structure our operations to comply with all federal, state, provincial and local laws and regulations of each jurisdiction in which we operate. Given varying and uncertain interpretations of these laws and regulations and the fact that the laws and regulations are enforced by the courts and by regulatory authorities with broad discretion, we can make no assurances that we would be found to be in compliance in all jurisdictions. We also could be subject to costs, including fines, penalties or sanctions and third-party claims as a result of violations of, or liabilities under, these laws and regulations.

Intellectual Property

We believe our intellectual property has significant value and is an important component in our merchandising and marketing strategies. We have several service marks and trademarks registered with the United States Patent and Trademark Office, or USPTO, including PetSmart®, PetSmart.com®, PetSmart PetsHotel®, PetPerks®, Where Pets Are Family® and All You Need For The Life Of Your Pet®, as well as many others. We also own several service mark and trademark applications that are pending with the USPTO and anticipate filing additional applications in the future. We also own numerous registered service marks, trademarks and pending applications in other countries, including Canada, as well as several trade names, domain names and copyrights for use in our business.

Employees

As of January 28, 2007, we employed approximately 38,400 associates, approximately 18,500 of whom were employed full-time. We continue to invest in education for our full and part-time associates as part of our emphasis on customer service and providing pet care solutions. We are subject to no collective bargaining agreements and have experienced no work stoppages. We consider our relationship with our associates to be good. Increases in the federal and state minimum wage in recent years have not had a material effect on our business.

Financial Information by Business Segment and Geographic Data

As of January 28, 2007, we had two operating segments, PetSmart North America, which included all retail locations, and PetSmart Direct, which included our e-commerce operations and equine catalog. We evaluated our segment reporting requirements under Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 131, "*Disclosures about Segments of an Enterprise and Related Information*," and determined the PetSmart Direct operating segment does not meet the quantitative thresholds for disclosure as a reportable operating segment.

Net sales in the United States were $4.1 billion, $3.7 billion and $3.3 billion for fiscal 2006, 2005 and 2004, respectively. Net Canadian sales, denominated in United States dollars, were $133.0 million, $107.7 million and $87.7 million for fiscal 2006, 2005 and 2004, respectively. Substantially all our long-lived assets are located in the United States.

Available Information

We make available, free of charge through our Internet web-site (www.petm.com), our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file such material, or furnish it to the Securities and Exchange Commission, or SEC.

The public may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet web-site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

PetSmart associates must act ethically at all times and in accordance with PetSmart's Code of Business Ethics and Policies. We require full compliance with this policy, and all designated associates including our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and such other individuals performing similar positions, have signed a certificate acknowledging that they have read, understand and will continue to comply with the policy. The policy is published, and we will publish any amendments or waivers to the policy in the Corporate Governance section of the PetSmart Internet web-site located at www.petm.com.

Management

Our executive officers and their ages and positions on March 18, 2007, are as follows:

Name	Age	Position
Philip L. Francis	60	Chairman and Chief Executive Officer
Robert F. Moran	56	President and Chief Operating Officer
Timothy E. Kullman	51	Senior Vice President, Chief Financial Officer
Scott A. Crozier	56	Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
Donald E. Beaver	48	Senior Vice President, Chief Information Officer
Barbara A. Fitzgerald	55	Senior Vice President, Special Projects
Kenneth T. Hall	38	Senior Vice President, Merchandising
David K. Lenhardt	37	Senior Vice President, Store Operations and Services
Mary L. Miller	46	Senior Vice President, Chief Marketing Officer
Joseph D. O'Leary	48	Senior Vice President, Supply Chain
Francesca M. Spinelli	53	Senior Vice President, People
Raymond L. Storck	46	Vice President of Finance, Chief Accounting Officer

Philip L. Francis has been a director of PetSmart since 1989, and Chief Executive Officer since March 1998. He was President from 1998 to 2001 and was named Chairman of the Board in 1999. From 1991 to 1998, he held various positions with Shaw's Supermarkets, Inc., a subsidiary of J. Sainsbury plc., including Chief Executive Officer, Chief Operating Officer and President. Prior to that, he held several senior management positions for Roundy's Inc., Cardinal Health and the Jewel Companies.

Robert F. Moran was appointed President and Chief Operating Officer in December 2001. He joined PetSmart as President of North American Stores in July 1999. From 1998 to 1999, he was President of Toys 'R' Us, Ltd., Canada. Prior to 1991, for a total of 20 years, he was with Sears, Roebuck and Company in a variety of financial and merchandising positions, including President and Chief Executive Officer of Sears de Mexico. He was also Chief Financial Officer and Executive Vice President of Galerias Preciados of Madrid, Spain from 1991 through 1993.

Timothy E. Kullman joined PetSmart as Senior Vice President and Chief Financial Officer in July 2002. Mr. Kullman also leads our real estate and construction group. From 2001 to 2002, Mr. Kullman was the Executive Vice President and Chief Financial Officer for Hagemeyer North America Holdings, Inc., part of a global distribution company based in the Netherlands. From 1997 to 2001, Mr. Kullman served as Senior Vice President and Chief Financial Officer of Genuardi's Family Markets, Inc., a regional grocery retailer. From 1994 to 1997, Mr. Kullman served as Senior Vice President, Chief Financial Officer, Treasurer and Secretary for Delchamps, Inc., a grocery retailer in the southeastern United States. Prior to that, he held various positions with Farm Fresh, Inc., Blue Cross Blue Shield of Michigan, and Deloitte Haskins & Sells, the predecessor to Deloitte & Touche LLP. In November 2006, Mr. Kullman announced that he would resign in fiscal 2007.

Scott A. Crozier joined PetSmart as Senior Vice President and General Counsel in June 1999, and was appointed Secretary in June 2000 and Chief Compliance Officer in March 2005. From 1998 to 1999, Mr. Crozier was Chairman and Chief Executive Officer of Westpac Consulting, L.L.C., a real estate services company. From 1987 to 1998, Mr. Crozier served in various positions and finally as Vice President and General Counsel for Phelps Dodge Corporation, a global mining and manufacturing company. Prior to that, he was Counsel for Talley Industries, Inc., and served as an enforcement attorney with the Securities Division of the Arizona Corporation Commission and during that time, was also appointed as Special Assistant Attorney General with the Arizona Attorney General's Office.

Donald E. Beaver joined PetSmart as Senior Vice President and Chief Information Officer in May 2005. Prior to joining PetSmart, Mr. Beaver was employed by H-E-B Grocery company where he held the position of Senior Vice President and CIO starting in 1999. Prior to that, he served 14 years at Allied Signal Aerospace, Inc. in various information systems leadership roles, the last being the CIO for the aftermarket support division.

Barbara A. Fitzgerald joined PetSmart as Senior Vice President of Store Operations in September 2000 and was appointed Senior Vice President, Special Projects in February 2007. Prior to joining PetSmart, Ms. Fitzgerald was President of Harmon AutoGlass, a leading provider of auto glass replacement and repair. From 1997 to 2000, Ms. Fitzgerald served in various positions at Toys 'R' Us, Inc., including, Vice President, General Manager of New York/New Jersey and Vice President of People Development. Prior to that, Ms. Fitzgerald spent 24 years with Sears, Roebuck and Company in various capacities, including Vice President and General Manager of Sears Hardware Stores. In September 2006, Ms. Fitzgerald announced that she would retire in fiscal 2007.

Kenneth T. Hall was appointed Senior Vice President, Merchandising in January 2006. He joined PetSmart as Vice President, Strategic Planning and Customer Relationships in September 2000 and was appointed Senior Vice President and Chief Marketing Officer in January 2003. From 1999 to 2000, Mr. Hall worked as a consultant for Bain & Company, Inc., a global management consulting firm. Prior to that, Mr. Hall held various operational and financial positions at EXXON Company, U.S.A.

David K. Lenhardt was appointed Senior Vice President, Store Operations and Services, effective February 2007. He joined PetSmart as Senior Vice President of Services, Strategic Planning and Business Development in September 2000. From 1996 to 2000, Mr. Lenhardt was a manager with Bain & Company, Inc., where he led consulting teams for retail, technology and e-commerce clients. Prior to that, he worked in the corporate finance and Latin American groups of Merrill Lynch & Co.'s investment banking division.

Mary L. Miller joined PetSmart as Senior Vice President and Chief Marketing Officer in July 2006. Ms. Miller came to PetSmart from Best Buy, where she last served as Vice President of Strategic Marketing Services from 2004 to 2006. Prior to that, Ms. Miller served as Vice President of Customer Loyalty Marketing from 2002 to 2004. Prior to that, Ms. Miller served as Vice President of Consumer and Brand Marketing from 2000 to 2002. She started at Best Buy in 1998. Previously, Ms. Miller served 13 years at The Pillsbury Company, where she began her career as a financial analyst.

Joseph D. O'Leary joined PetSmart as Senior Vice President of Supply Chain in September 2006. Prior to joining PetSmart, Mr. O'Leary was Chief Operating Officer for Interactive Health, a manufacturer of robotic massage chairs. Prior to that, he served as Senior Vice President of Supply Chain Strategy and Global Logistics for the Gap, Inc. from 2003 to 2005, and Senior Vice President of Global Logistics from 2000 to 2003. Prior to 1999, Mr. O'Leary held positions at Mothercare and Bhs(UK), Coopers & Lybrand and BP International.

Francesca M. Spinelli joined PetSmart as Senior Vice President of People in September 2003. She served as Vice President of People for Radio Shack Corporation from 1998 to 1999, and Senior Vice President of People from 1999 to 2003. Previously, Ms. Spinelli was with Wal-Mart Stores, Inc., where she held the positions of Corporate Vice President, Organizational Development and Vice President, Human Resources — McLane Company, Inc., a former division of Wal-Mart. Prior to 1993, Ms. Spinelli held human resources positions with Dillashaw, Hawthorn and Company, P.C., and APS, Inc. In addition, Ms. Spinelli serves on the board of directors of Advance Auto Parts, Inc.

Raymond L. Storck was appointed Vice President of Finance and Chief Accounting Officer effective April 2006. He joined PetSmart in May 2004 as Vice President and Controller. From 2000 to 2004, Mr. Storck served as Chief Financial Officer and Treasurer of MicroAge, Inc., an information technology products and services company, and from 1986 to 2000 he held various other executive positions at MicroAge, including Vice President and Controller. Prior to MicroAge, he was with Grant Thornton.

Item 1A. *Risk Factors*

In the normal course of business, our financial position is routinely subjected to a variety of risks, including market risks associated with store expansion, investments in information systems, international expansion, vendor reliability, competitive forces and government regulatory actions. Our actual results could differ materially from projected results due to some or all of the factors discussed below. You should carefully consider the risks and uncertainties described below, as well as those discussed in Competition, Our Stores, Distribution and Government Regulation sections of this Annual Report on Form 10-K.

Comparable store sales growth may decrease as stores grow older. If we are unable to increase sales at our existing stores, our results of operations could be harmed.

We can make no assurances that our stores will meet forecasted levels of sales and profitability. As a result of new store openings in existing markets, and because older stores will represent an increasing proportion of our store base over time, our comparable store sales increases may be lower or could decrease in future periods.

Store development may place increasing demands on management and operating systems and may erode sales at existing stores. If we are unable to successfully reformat existing stores and open new stores, our results of operations could be harmed.

We currently operate stores in most of the major market areas of the United States and Canada. Our plans for fiscal 2007 include opening approximately 100 net new stores, primarily in existing multi-store markets, opening approximately 35 new PetsHotels and completing the refresh of a portion of our existing stores. The increased demands placed on management by our store development could result in operational inefficiencies and less effective management of the business and associates, which could in turn adversely affect our financial performance. Opening new stores may attract some customers away from other stores already operated by us in those markets and diminish their sales.

Our ability to be successful with our store development efforts is dependent on various factors including:

- Identifying store sites that offer attractive returns on our investment;
- Competition for those sites;
- Successfully negotiating with landlords and obtaining any necessary governmental, regulatory or private approval;
- Timely construction of stores; and
- Our ability to attract and retain qualified store personnel.

To the extent we are unable to accomplish any of the above, our ability to open new stores and hotels may be harmed. In addition, we can make no assurances that we will be able to meet the forecasted level of sales or operate our new stores or hotels profitably.

A decline in consumers' discretionary spending or a change in consumer preferences could reduce our sales and harm our business.

Our sales depend on consumer spending, which is influenced by factors beyond our control, including general economic conditions, the availability of discretionary income, weather, consumer confidence and unemployment levels. We may experience declines in sales during economic downturns. Any material decline in the amount of discretionary spending could reduce our sales and harm our business. The success of our business depends in part on our ability to identify and respond to evolving trends in demographics and consumer preferences. Failure to timely identify or effectively respond to changing consumer tastes, preferences, spending patterns, and pet care needs could adversely affect our relationship with our customers, the demand for our products and services, our market share and our profitability.

Our results may fluctuate due to seasonal changes associated with the pet products retail industry and the timing of expenses, new store openings and store closures.

Our business is subject to seasonal fluctuation. We typically realize a higher portion of our net sales and operating profit during the fourth fiscal quarter. As a result of this seasonality, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Controllable expenses, such as advertising, could fluctuate from quarter-to-quarter within a fiscal year. Sales of certain products and services are seasonal. Because our stores typically draw customers from a large trade area, sales may also be impacted by adverse weather or travel conditions, which are more prevalent during certain seasons of the year. As a result of our expansion plans, the timing of new store openings and related preopening expenses, the amount of revenue contributed by new and existing stores, and the timing and estimated obligations of store closures, our quarterly results of operations may fluctuate. Finally, because new stores tend to experience higher payroll, advertising and other store level expenses as a percentage of net sales than mature stores, new store openings will also contribute to lower store operating margins until these stores become established.

The pet products retail industry is very competitive, and continued competitive forces may reduce our sales and profitability.

The pet products retail industry is very competitive. We compete with supermarkets, warehouse clubs and other mass and retail merchandisers, many of which are larger and have significantly greater resources than we have. We also compete with a number of specialty pet supply chains and pet supply stores, independent pet stores, veterinarians, catalog retailers and e-commerce retailers. The pet products retail industry has become increasingly competitive due to the expansion of pet-related product offerings by certain supermarkets, warehouse clubs and other mass and retail merchandisers and the entrance of other specialty retailers into the pet food and pet supply market, some of which have developed store formats similar to ours. We can make no assurances we will not face greater competition from these or other retailers in the future. In particular, if our supermarket, warehouse club or other mass and retail merchandiser competitors seek to gain or retain market share by reducing prices, we would likely reduce our prices on similar product offerings in order to remain competitive, which may result in a decrease in our sales and profitability and require a change in our operating strategies.

Failure to successfully manage and execute our marketing initiatives could have a negative impact on our business.

Our continued success and growth depend on improving customer traffic to gain sales momentum in our stores and on our e-commerce web site. Historically, we have utilized various media to reach the consumer, and we have experienced varying levels of favorable response to our marketing efforts. Often, media placement decisions are made months in advance and our inability to accurately predict our consumers' preferred method of communication may negatively impact our business and operating results.

Our operating margins at new stores may be lower than those of existing stores.

Preopening expenses and lower sales volumes associated with newly opened stores can impact operating margins. In some geographic regions, we expect certain new store operating costs, particularly those related to occupancy, to be higher than in the past. As a result of our new stores and the impact of these rising costs, our total store contribution and operating margins may be lower in future periods than they have been in the past.

A disruption, malfunction or increased costs in the operation, expansion or replenishment of our distribution centers or our supply chain would impact our ability to deliver to and effectively merchandise our stores or increase our expenses, which could harm our sales and results of operations.

Our vendors generally ship merchandise to one of our distribution centers, which receive and allocate merchandise to our stores. Any interruption or malfunction in our distribution operations, including, but not limited to, the loss of a key vendor that provides transportation of merchandise to or from our distribution centers, could harm our sales and the results of our operations. We seek to optimize inventory levels to operate our business successfully. The mismanagement of inventory levels or an interruption in the supply chain could result in out-of-stock or excess inventory levels that could harm our sales and the results of operations. We operate one fish distribution center and have two fish distribution centers that are operated by a third-party vendor, and an interruption or malfunction in these operations or in the fulfillment of fish orders could harm our sales and results of operations. Operating the fish distribution centers is a very complex process, and in the event we lose the third-party operator, we can make no assurances that we could contract with another third-party to operate the fish distribution centers on favorable terms, if at all, or that we could successfully operate the fish distribution centers ourselves. In addition, if we are unable to successfully expand our distribution centers, our sales or results of operations could be harmed.

If our information systems fail to perform as designed or are interrupted for any reason for a significant period of time, our business could be harmed.

The efficient operation of our business is dependent on our information systems. In particular, we rely on our information systems to effectively manage our financial data, warehousing, distribution, merchandise planning and replenishment functions and to maintain our in-stock positions. We possess offsite recovery capabilities for our key information systems and take measures to prevent security breaches and computer viruses. The failure of our information systems to perform as designed, or any interruption of our information systems for any reason for a significant period of time could disrupt our business.

We continue to invest in our information systems. Enhancement to or replacement of our major operational systems could have a significant impact on our ability to conduct our core business operations and increase our risk of loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new information systems. We can make no assurances that the costs of investments in our information systems will not exceed estimates or that they will be as beneficial as predicted. If we are unable to realize the benefits of improved systems, our results of operations could be harmed.

If we accidentally disclose sensitive customer information, our business could be harmed.

We routinely possess sensitive customer information such as credit card numbers. A failure in our security procedures and operational controls could result in regulatory actions, penalties, lawsuits and negative publicity, which could affect our reputation and results of operations.

The disruption of the relationship with or the loss of any of our key vendors, a decision by our vendors to make their products available in supermarkets or through warehouse clubs and other mass and retail merchandisers, or the inability of our vendors to provide products in a timely or cost-effective manner or risks associated with the suppliers from whom products are sourced, could harm our business.

Sales of premium pet food for dogs and cats comprise a significant portion of our net sales. Currently, most major vendors of premium pet foods do not permit their products to be sold in supermarkets, warehouse clubs or through other mass and retail merchandisers. If any premium pet food or pet supply vendors were to make their products available in supermarkets or through warehouse clubs and other mass and retail merchandisers, our business could be harmed. In addition, if the grocery brands currently available to such retailers were to gain market share at the expense of the premium brands sold only through specialty pet food and pet supply outlets, our business could be harmed.

We purchase a substantial amount of pet supplies from a number of vendors with limited supply capabilities. We can make no assurances that we will be able to find new qualified vendors who meet our standards or that our current pet supply vendors will be able to accommodate our anticipated needs or comply with existing or any new regulatory requirements. In addition, we purchase a substantial amount of pet supplies from vendors outside of the United States. Effective global sourcing of many of the products we sell is an important factor in our financial performance. We can make no assurances that our international vendors will be able to satisfy our requirements including, but not limited to, timeliness of delivery, acceptable product quality, packaging and labeling requirements. Any inability of our existing vendors to provide products in a timely or cost-effective manner could harm our business. While we believe our vendor relationships are good we have no material long-term supply commitments from our vendors, and any vendor could discontinue selling to us at any time.

Many factors relating to our vendors and the countries in which they are located are beyond our control, including the stability of the political, economic and financial environments where they are located, their ability to meet our standards, the availability of labor and raw materials, merchandise quality issues, currency exchange rates, transport availability and cost, inflation and other factors. In addition, Canada and the United States' foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the import of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These factors affecting our vendors and our access to products could adversely affect our operations and our financial performance.

Our expanded offering of proprietary branded products may not improve our financial performance and may expose us to product liability claims.

PetSmart offers various proprietary branded products, for which we rely on third-party manufacturers. Such third-party manufacturers may prove to be unreliable, or the quality of our globally sourced products may not meet our expectations. In addition, our proprietary branded products compete with other manufacturers' branded items that we offer. As we continue to increase the number and types of proprietary branded products that we sell, we may adversely affect our relationships with our vendors, who may decide to reduce their product offerings through us and increase their product offerings through our competitors. Finally, if any of our customers are harmed by our proprietary branded products, they may bring product liability and other claims against us. Any of these circumstances could have an adverse effect on our business and financial performance.

Our failure to successfully anticipate merchandise returns might have a negative impact on our business.

We record a reserve for merchandise returns based on historical return trends together with current product sales performance in each reporting period. If actual returns are greater than those projected by management, additional sales returns might be recorded in the future. Actual merchandise returns may exceed our reserves. In addition, to the extent that returned merchandise is damaged, we often do not receive full retail value from the resale or liquidation of the merchandise. Further, the introduction of new merchandise, changes in merchandise mix, changes in consumer confidence, or other competitive and general economic conditions may cause actual returns to exceed merchandise return reserves. Any significant increase in merchandise returns that exceeds our reserves could harm our business and operating results.

We depend on key executives, store managers and other personnel and may not be able to retain or replace these employees or recruit additional qualified personnel, which could harm our business.

Our success is largely dependent on the efforts and abilities of our senior executive group and other key personnel. The loss of the services of one or more of our key executives or personnel, or the increased demands placed on our key executives and personnel by our continued growth, could adversely impact our financial performance and our ability to execute our strategies. In addition, our future success will depend on our ability to attract, train, manage and retain highly skilled store managers and qualified services personnel such as pet trainers and groomers. There is a high level of competition for these employees, and our ability to operate our stores and expand our services depends on our ability to attract and retain these personnel. Competition for qualified management and services personnel could require us to pay higher wages or other compensation to attract a sufficient number of employees. Turnover, which has historically been high among entry-level or part-time associates at our stores and distribution centers, increases the risk associates will not have the training and experience needed to provide competitive, high quality customer service, which could impact our business operations and our financial performance. In addition, there historically has been a shortage of qualified veterinarians. If Banfield cannot attract and retain a sufficient number of qualified veterinarians, Banfield's ability to provide veterinary services in our stores and our ability to increase the number of stores in which Banfield provides veterinary services, may be impacted.

Our international operations may result in additional market risks, which may harm our business.

We entered the Canadian market in 1996 and operated 33 stores in Canada as of January 28, 2007. In addition, on February 15, 2007, we announced our plan to acquire 19 additional Canadian stores in fiscal 2007. As these operations grow, they may require greater management and financial resources. International operations require the integration of personnel with varying cultural and business backgrounds and an understanding of the relevant differences in the legal and regulatory environments. Our results may be increasingly affected by the risks of our international activities, including:

- Fluctuations in currency exchange rates;
- Changes in international staffing and employment issues;
- Tariff and other trade barriers;
- Greater difficulty in utilizing and enforcing our intellectual property rights;
- The burden of complying with foreign laws, including tax laws; and
- Political and economic instability and developments.

Our business may be harmed if the operation of veterinary hospitals at our stores is limited or fails to continue.

We and MMIH, the third-party operator of Banfield, The Pet Hospital, are subject to statutes and regulations in various states and Canadian provinces regulating the ownership of veterinary practices, or the operation of veterinary hospitals in retail stores, that may impact our ability and MMIH's ability to operate veterinary hospitals within our facilities. A determination that we or MMIH are in violation of any of these applicable statutes and regulations could require us or MMIH to restructure our operations to comply or render us or MMIH unable to operate veterinary hospitals in a given location. If MMIH were to experience financial or other operating difficulties that would force it to limit its operations, or if MMIH were to cease operating the veterinary hospitals in our stores, our business may be harmed. We can make no assurances that we could contract with another third-party to operate the veterinary hospitals on favorable terms, if at all, or that we could successfully operate the veterinary hospitals ourselves.

We account for our investment in MMIH under the cost method. As discussed in Note 17 to the Notes to Consolidated Financial Statements, we increased our voting share in MMIH, which will result in equity method accounting under Accounting Principles Board Opinion No. 18, *"The Equity Method of Accounting for Investments in Common Stock"* subsequent to fiscal 2006. Any significant decrease in MMIH's financial results may negatively impact our consolidated financial statements.

We face various risks as an e-commerce retailer.

We may require additional capital in the future to sustain or grow our e-commerce business. Business risks related to our e-commerce business include our ability to keep pace with rapid technological change, failure in our or any third-party processor's security procedures and operational controls, failure or inadequacy in our or any third-party processor's systems, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materializes, it could have an adverse effect on our business.

Our business could be harmed if we were unable to effectively manage our cash flow and raise any needed additional capital on acceptable terms.

We believe our capital resources and cash flows from operations will enable us to maintain our currently planned operations for the foreseeable future and, when applicable, to pay dividends and repurchase shares of our common stock. If, however, we are unable to effectively manage our cash flows or generate and maintain positive operating cash flows and operating income in the future, we may need additional funding. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe that we have sufficient funds for our current or future operating plans. Our credit facility and letter of credit facility are secured by substantially all our personal property assets, our subsidiaries and certain real property. This could limit our ability to obtain, or obtain on favorable terms, additional financing and may make additional debt financing outside our credit facility and letter of credit facility more costly. If additional capital were needed, an inability to raise capital on favorable terms would harm our business and financial condition. In addition, to the extent that we raise additional capital through the sale of equity or debt securities convertible into equity, the issuance of these securities could result in dilution to our stockholders.

Failure to successfully integrate any business we acquire could have an adverse impact on our financial results.

We may, from time to time, acquire businesses we believe to be complementary to our business. Acquisitions may result in difficulties in assimilating acquired companies and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution, operations and general operating procedures. If we fail to successfully integrate acquisitions, we could experience increased costs associated with operating inefficiencies which could have an adverse effect on our financial results.

Changes to estimates related to our property and equipment, or operating results that are lower than our current estimates at certain store locations, may cause us to incur impairment charges.

We make estimates and projections in connection with impairment analyses for our store locations in accordance with accounting principles generally accepted in the United States of America (GAAP). We review all stores for potential impairment. An impairment charge is required when the carrying value of the asset exceeds the undiscounted future cash flows over the life of the asset. These calculations require us to make a number of estimates and projections of future results, often up to 15 years into the future. If these estimates or projections change or prove incorrect, we may be, and have been, required to record impairment charges on certain of these store locations. If these impairment charges are significant, our results of operations would be adversely affected.

Our inability or failure to protect our intellectual property could have a negative impact on our operating results.

Our trademarks, service marks, copyrights, patents, trade secrets, domain names and other intellectual property are valuable assets that are critical to our success. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our revenue. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to enter into royalty or licensing agreements. As a result, any such claim could have an adverse effect on our operating results.

A determination of a violation of any contractual obligations or government regulations could result in a disruption to our operations and could harm our business.

We are subject to various contractual obligations with third-party providers and federal, state, provincial and local laws and regulations governing among other things: our relationships with employees, including minimum wage requirements, overtime, terms and conditions of employment, working conditions and citizenship requirements; veterinary practices, or the operation of veterinary hospitals in retail stores, that may impact our ability to operate veterinary hospitals in certain facilities; the transportation, handling and sale of small pets; the generation, handling, storage, transportation and disposal of waste and biohazardous materials; the distribution, import/export and sale of products; providing services to our customers; contracted services with various third-party providers; credit and debit card processing; the handling, security, protection and use of customer information; and the licensing and certification of services.

We seek to structure our operations to comply with all federal, state, provincial and local laws and regulations of each jurisdiction in which we operate. Given varying and uncertain interpretations of these laws and regulations and the fact that the laws and regulations are enforced by the courts and by regulatory authorities with broad discretion, we can make no assurances that we would be found to be in compliance in all jurisdictions. We also could be subject to costs, including fines, penalties or sanctions and third-party claims as a result of violations of, or liabilities under, the above referenced contracts, laws and regulations.

Failure of our internal controls over financial reporting could harm our business and financial results.

We have documented and tested our internal controls over financial reporting to assess their operating effectiveness and obtained an opinion on the effectiveness of our internal controls from our independent registered public accounting firm. Internal controls over financial reporting have inherent limitations and are not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. We may encounter problems or delays in completing the review and evaluation, implementing improvements and receiving an opinion from our independent registered public accounting firm. Additionally, we may identify deficiencies that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Should we, or our independent registered public accounting firm, determine in future periods that we have a material weakness in our internal controls over financial reporting, our results of operations or financial condition may be adversely affected and the price of our common stock may decline.

Changes in laws, accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters relevant to our business are highly complex, continually evolving and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation, or changes in underlying assumptions, estimates or judgments by us could significantly impact our reported or expected financial performance.

An unfavorable determination by tax regulators may cause our provision for income and other taxes to be inadequate and may result in a material impact to our financial results.

We operate in multiple tax jurisdictions and believe we have made adequate provision for income and other taxes. If, however, tax regulators in these jurisdictions determine a position we have taken on an issue is inappropriate, our financial results may be adversely affected.

Our business exposes us to claims, litigation and risk of loss that could result in adverse publicity, harm to our brand and impact our financial results.

We are occasionally subject to claims due to the injury or death of a pet in our stores or while under our care. We may also be subject to claims resulting from the transfer of diseases from pets in our stores to other animals, associates and customers. From time to time, we have been subject to class action lawsuits, governmental action, intellectual property infringement claims, product liability claims for some of the products we sell and general liability claims resulting from store based incidents. Any negative publicity or claims relating to any of the foregoing could harm our reputation and business, as well as expose us to litigation expenses and damages.

There is a risk of loss from breaches in the security or other failures resulting from inadequate or failed processes or systems, theft or fraud. These can occur in many forms including, among others, errors, business interruptions, inappropriate behavior of or misconduct by our associates or those contracted to perform services for us, and vendors that do not perform in accordance with their contractual agreements. These events can potentially result in financial losses or other damages.

We procure insurance to help manage a variety of risks including many of the foregoing claims. A failure of insurance to provide coverage for these risks may expose us to expensive defense costs and the costs of the ultimate outcome of the matter. Furthermore, in connection with our insurance policies, we are subject to decisions made by the insurance companies that may result in an increase in our costs that are outside of our control, which may impact our financial results.

Our inability to obtain commercial insurance at acceptable prices or our failure to adequately reserve for self-insured exposures might have a negative impact on our business.

Insurance costs continue to be volatile, affected by natural catastrophes, fear of terrorism and financial irregularities and other fraud at publicly traded companies. We believe that commercial insurance coverage is prudent for risk management, and insurance costs may increase substantially in the future. In addition, for certain types or levels of risk, such as risks associated with earthquakes, hurricanes or terrorist attacks, we may determine that we cannot obtain commercial insurance at acceptable prices. Therefore, we may choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. Provisions for losses related to self-insured risks are based upon independent actuarially determined estimates. We maintain stop-loss coverage to limit the exposure related to certain risks. The assumptions underlying the ultimate costs of existing claim losses are subject to a high degree of unpredictability, which can affect the liability recorded for such claims. For example, variability in inflation rates of health care costs inherent in these claims can affect the amounts realized. Similarly, changes in legal trends and interpretations, as well as a change in the nature and method of how claims are settled can impact ultimate costs. Although our estimates of liabilities incurred do not anticipate significant changes in historical trends for these variables, any changes could have a considerable effect upon future claim costs and currently recorded liabilities and could have a material impact on our consolidated financial statements.

Pending legislation, weather, catastrophic events, disease or other factors could disrupt our operations, supply chain and the supply of the small pets and products we sell, which could harm our reputation and decrease sales.

There is generally a significant amount of legislation pending at the federal, state, provincial and local levels regarding the handling of pets. This legislation may impair our ability to transport the small pets we sell in our stores. The small pets we sell in our stores are susceptible to health risks and diseases that can quickly decrease or destroy the supply of these pets. In addition, our supply of products may be negatively impacted by weather, catastrophic events, disease, supply chain malfunctions, contamination or trade barriers. Any disruption in our operations or the supply of products to our stores could harm our reputation and decrease our sales.

Food safety, quality and health concerns could affect our business.

We could be adversely affected if consumers lose confidence in the safety and quality of certain vendor supplied or private label food products and hard-good products. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying the products in our stores or cause vendor production and delivery disruptions. The real or perceived sale of contaminated food products by us could result in product liability claims against our vendors or us and a loss of consumer confidence, which could have a material adverse effect on our sales and operations.

Fluctuations in the stock market, as well as general economic and market conditions may impact our operations, sales, financial results and market price of our common stock.

Over the last several years, the market price of our common stock has been subject to significant fluctuations. The market price of our common stock may continue to be subject to significant fluctuations in response to operating results and other factors including, but not limited to:

- General economic changes, including rising interest rates, increased fuel costs and other energy costs; increased labor and healthcare costs, and increased levels of unemployment;
- Actions taken by our competitors, including new product introductions and pricing changes;
- Changes in the strategy and capability of our competitors;
- Our ability to successfully integrate acquisitions and consolidations;
- The prospects of our industry;
- Natural disasters, hostilities and acts of terrorism; and
- National or regional catastrophes or circumstances, such as a pandemic or other public health or welfare scare.

In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, including but not limited to those listed above, may harm the market price of our common stock.

Our operating and financial performance in any given period might not meet the guidance we have provided to the public.

We provide public guidance on our expected operating and financial results for future periods. Although we believe that this guidance provides investors and analysts with a better understanding of management's expectations for the future, and is useful to our stockholders and potential stockholders, such guidance is comprised of forward-looking statements subject to the risks and uncertainties described in this report and in our other public filings and public statements. Our guidance may not always be accurate. If in the future, our operating or financial results for a particular period do not meet our guidance or the expectations of investment analysts, or if we reduce our guidance for future periods, the market price of our common stock could significantly decline.

We have implemented some anti-takeover provisions, including a stockholder rights plan that may prevent or delay an acquisition of us that may not be beneficial to our stockholders.

Our restated certificate of incorporation and bylaws include provisions that may delay, defer or prevent a change in management or control that our stockholders may not believe is in their best interests. These provisions include:

- A classified board of directors consisting of three classes;
- The ability of our board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock in one or more series with rights, obligations and preferences determined by the board of directors;
- No right of stockholders to call special meetings of stockholders;
- No right of stockholders to act by written consent;
- Certain advance notice procedures for nominating candidates for election to the board of directors; and
- No right to cumulative voting.

In addition, our restated certificate of incorporation requires a 66⅔% vote of stockholders to:

- alter or amend our bylaws;
- remove a director without cause; or
- alter, amend or repeal certain provisions of our restated certificate of incorporation.

In August 1997, our Board of Directors adopted a Stockholder Rights Plan, commonly referred to as a poison pill, under which one preferred share purchase right was distributed on August 29, 1997, for each share of common stock held on that date. The Stockholder Rights Plan is scheduled to expire August 28, 2007. We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, and the application of Section 203 could have the effect of delaying or preventing an acquisition of PetSmart.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our stores are generally located in sites co-anchored by strong destination superstores and typically are in or near major regional shopping centers. The following table summarizes the locations of the stores by country and state as of January 28, 2007:

United States:	Number of Stores
Alabama	10
Arizona	35
Arkansas	4
California	104
Colorado	31
Connecticut	4
Delaware	3
Florida	51
Georgia	33
Idaho	4
Illinois	40
Indiana	19
Iowa	8
Kansas	7
Kentucky	6
Louisiana	12
Maine	1
Maryland	26
Massachusetts	11
Michigan	27
Minnesota	15
Mississippi	5
Missouri	15
Montana	3
Nebraska	4
Nevada	12
New Hampshire	4
New Jersey	27
New Mexico	6
New York	28
North Carolina	32
North Dakota	2
Ohio	37
Oklahoma	10
Oregon	10
Pennsylvania	33
Rhode Island	2
South Carolina	13
South Dakota	1
Tennessee	16
Texas	87
Utah	11
Vermont	1
Virginia	33
Washington	20
West Virginia	1
Wisconsin	11
Total U.S. stores	875
Canada	33
Total North America stores	908

We lease substantially all of our stores, retail distribution centers and corporate offices under non-cancellable leases. The terms of the store leases generally range from 10 to 25 years and typically allow us to renew for three to five additional five-year terms. Store leases, excluding renewal options, expire at various dates through fiscal 2024. Certain leases require payment of property taxes, utilities, common area maintenance and insurance and, if annual sales at certain stores exceed specified amounts, provide for additional rent. We have paid minimal additional rent under these provisions during fiscal 2006, 2005 and 2004.

Our corporate offices cover approximately 250,000 square feet. In July 2006, we entered into 15 year lease agreements to expand our corporate offices and renovate the existing offices. The project will be completed in fiscal 2008 and add 115,000 square feet.

Our distribution centers and respective lease expirations are as follows:

Location	Square Footage	Lease Expiration
Ennis, Texas	230,000	2012
Phoenix, Arizona	620,000	2021
Columbus, Ohio	613,000	2010
Gahanna, Ohio	276,000	2010
Hagerstown, Maryland	252,000	2007
Newnan, Georgia	200,000	2008
Reno, Nevada	199,000	2009 and 2012
Ottawa, Illinois	1,000,000	2015
Total	3,390,000	

We also own and operate an e-commerce fulfillment, equine catalog fulfillment and equine distribution center in Brockport, New York, which covers approximately 392,000 square feet. In February 2007, we made the decision to exit the State Line Tack equine product line. See Note 17 to the Notes to Consolidated Financial Statements for additional information.

In January 2006, we entered into an agreement to lease approximately 877,500 square feet in Newnan, Georgia to be used as a distribution center. This facility is expected to open in May 2007 and will replace the current 200,000 square foot forward distribution center we currently lease in Newnan, Georgia. The lease on the new distribution center expires in 2022. In March 2007, we entered into an agreement to lease approximately 873,000 square feet in Reno, Nevada to be used as a combination distribution center. The lease is expected to commence in 2008 and expire in 2023. We expect this facility to open in fiscal 2008, and it will replace the current 199,000 square foot forward distribution center we currently lease in Reno, Nevada.

Item 3. ***Legal Proceedings***

We are involved in the defense of various legal proceedings that we do not believe are material to our business.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of our security holders during the fourth quarter of the fiscal year ended January 28, 2007.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Price Range of Common Stock. Our common stock is traded on the NASDAQ Global Select Market under the symbol PETM. The following table indicates the intra-day quarterly high and low price per share of our common stock. These prices represent quotations among dealers without adjustments for retail mark-ups, markdowns or commissions, and may not represent actual transactions.

	High	Low
Fiscal Year Ended January 28, 2007		
First Quarter ended April 30, 2006	$29.48	$23.89
Second Quarter ended July 30, 2006	$29.42	$23.24
Third Quarter ended October 29, 2006	$29.75	$22.07
Fourth Quarter ended January 28, 2007	$32.20	$27.80
Fiscal Year Ended January 29, 2006		
First Quarter ended May 1, 2005	$32.98	$25.50
Second Quarter ended July 31, 2005	$33.28	$26.68
Third Quarter ended October 30, 2005	$29.96	$21.13
Fourth Quarter ended January 29, 2006	$26.75	$22.54

Common Stock Dividends. We believe our ability to generate cash allows us to invest in the growth of the business and, at the same time, distribute a quarterly dividend. Our credit facility and letter of credit facility permit us to pay dividends, as long as we are not in default and the payment of dividends would not result in default.

In fiscal 2006, the following dividends were declared by the Board of Directors:

Date Declared	Dividend Amount per Share	Stockholders of Record Date	Date Paid
March 28, 2006	$0.03	April 28, 2006	May 12, 2006
June 22, 2006	$0.03	July 28, 2006	August 11, 2006
September 20, 2006	$0.03	October 27, 2006	November 10, 2006
December 12, 2006	$0.03	January 26, 2007	February 9, 2007

In fiscal 2005, the following dividends were declared by the Board of Directors:

Date Declared	Dividend Amount per Share	Stockholders of Record Date	Date Paid
March 22, 2005	$0.03	April 29, 2005	May 20, 2005
June 23, 2005	$0.03	July 29, 2005	August 19, 2005
September 21, 2005	$0.03	October 31, 2005	November 18, 2005
December 15, 2005	$0.03	January 27, 2006	February 10, 2006

On March 27, 2007, the Board of Directors declared a quarterly cash dividend of $0.03 per share payable on May 11, 2007 to stockholders of record on April 27, 2007.

Holders. On March 14, 2007, there were 5,831 holders of record of our common stock.

Equity Compensation Plan Information. Information regarding our equity compensation plans will be included in our proxy statement with respect to our Annual Meeting of Stockholders to be held on June 20, 2007 under the caption "Equity Compensation Plans" and is incorporated by reference in this Annual Report on Form 10-K.

Stock Purchase Program. The following table shows purchases of our common stock and the available funds to purchase additional common stock for each period in the quarter ended January 28, 2007:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value That May Yet be Purchased Under the Plans or Programs(1)
October 30, 2006 to November 26, 2006 . . .	468,000	$28.73	468,000	$114,390,000
November 27, 2006 to December 31, 2006 . . .	720,000	$29.11	720,000	$ 93,435,000
January 1, 2007 to January 28, 2007	122,000	$29.18	122,000	$ 89,870,000
Fourth Quarter Total	1,310,000	$28.98(2)	1,310,000	$ 89,870,000

(1) In June 2005, the Board of Directors approved a program authorizing the purchase of up to $270.0 million of our common stock through fiscal 2006. The program was announced June 27, 2005. On August 15, 2006, we announced that the Board of Directors increased the amount remaining under the share purchase program by $141.7 million, to bring the share purchase capacity under the program to $250.0 million and extended the term of the program to August 9, 2007.

(2) Represents weighted average purchase price during the fourth quarter ended January 28, 2007.

Stock Performance Graph. The following performance graph and related information shall not be deemed "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph shows a five-year comparison of the cumulative total stockholders' returns for our common stock, the S&P 500 Index, and the S&P Specialty Stores Index based on a $100 investment on February 3, 2002 in stock or on January 31, 2002 in the index. The comparison of the total cumulative return on investment includes reinvestment of dividends. Indices are calculated on a month-end basis.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among PetSmart, Inc., The S & P 500 Index
And The S & P Specialty Stores Index


$300
$250
$200
$150
$100
$50
$0
2/3/02
2/2/03
2/1/04
1/30/05
1/29/06
1/28/07
PetSmart, Inc.
S & P 500
S & P Specialty Stores

	2/3/02	2/2/03	2/1/04	1/30/05	1/29/06	1/28/07
PetSmart, Inc.	100.00	136.86	215.59	277.83	232.32	281.29
S & P 500	100.00	76.98	103.60	110.05	121.47	139.11
S & P Specialty Stores	100.00	85.34	116.36	126.87	157.82	179.25

Item 6. *Selected Financial Data*

The following selected financial data is derived from the consolidated financial statements of PetSmart, Inc. The data below should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	As of and for the Fiscal Year Ended(1)(2)				
	January 28, 2007	January 29, 2006	January 30, 2005	February 1, 2004	February 2, 2003
	(In thousands, except per share amounts and operating data)				
Statement of Operations Data:					
Net sales	$ 4,233,857	$ 3,760,499	$ 3,363,452	$ 2,993,115	$ 2,695,184
Gross profit	1,307,770	1,173,001	1,038,587	900,118	783,015
Operating, general and administrative expenses	985,936	861,621	781,248	681,270	629,803
Operating income	321,834	311,380	257,339	218,848	153,212
Interest income	10,551	9,037	4,791	3,358	2,803
Interest expense	(42,268)	(31,208)	(21,326)	(19,250)	(20,632)
Income before income tax expense	290,117	289,209	240,804	202,956	135,383
Income tax expense	105,048	106,719	83,351	78,005	56,883
Net income	$ 185,069	$ 182,490	$ 157,453	$ 124,951	$ 78,500
Earnings Per Common Share Data:					
Basic	$ 1.36	$ 1.30	$ 1.09	$ 0.88	$ 0.59
Diluted	$ 1.33	$ 1.25	$ 1.05	$ 0.85	$ 0.55
Dividends declared per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.04	$ —
Weighted average common and potentially dilutive common shares outstanding:					
Basic	135,836	140,791	143,888	141,641	134,148
Diluted	139,537	145,577	149,652	147,255	141,682
Selected Operating Data:					
Stores open at end of period	908	826	726	643	583
Square footage at end of period	20,787,903	19,029,359	16,967,480	15,314,577	14,105,873
Net sales per square foot(3)	$ 208	$ 206	$ 205	$ 197	$ 188
Net sales growth	12.6%	11.8%	12.4%	11.1%	7.8%
Increase in comparable store sales(4)	5.0%	4.2%	6.3%	7.0%	9.6%
Selected Balance Sheet Data:					
Merchandise inventories	$ 487,400	$ 399,413	$ 337,281	$ 309,140	$ 257,090
Working capital	$ 324,887	$ 377,766	$ 477,929	$ 343,974	$ 271,558
Total assets	$ 2,053,477	$ 1,863,691	$ 1,678,407	$ 1,427,265	$ 1,203,547
Total debt(5)	$ 449,001	$ 364,123	$ 250,735	$ 170,395	$ 167,167
Total stockholders' equity	$ 1,000,894	$ 940,750	$ 973,947	$ 816,651	$ 659,075
Current ratio	1.63	1.82	2.36	2.00	1.93
Long-term debt-to-equity	43%	37%	25%	20%	24%
Total debt-to-capital	31%	28%	20%	17%	20%

(1) Certain items have been reclassified to conform to current year presentation.

(2) All years reported consisted of 52 weeks.

(3) Net sales per square foot were calculated by dividing net sales, excluding catalog and e-commerce sales, by average square footage. Net sales per square foot may be considered a "non-GAAP financial measure" as defined in Item 10(e) of Regulation S-K. We believe that this presentation provides useful information to investors regarding the results of operations of our stores.

(4) Retail stores only, excludes catalog and e-commerce sales in all periods. Comparable store sales, or sales in stores open at least one year, may be considered a "non-GAAP financial measure" as defined in Item 10(e) of Regulation S-K. We believe that this presentation provides useful information to investors regarding the results of operations in our stores.

(5) Represents capital lease obligations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Except for historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could materially differ from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section, as well as in the sections entitled Competition, Distribution, Information Systems and Government Regulation included in Item 1 Part I and Risk Factors included in Item 1 Part 1A of this Annual Report on Form 10-K.

Overview

Based on our fiscal 2006 net sales of $4.2 billion, we are North America's leading specialty provider of products, services and solutions for the lifetime needs of pets. As of January 28, 2007, we operated 908 stores, and we anticipate opening approximately 100 net new stores in fiscal 2007. Our stores carry a broad and deep selection of high-quality pet supplies at everyday low prices. We offer more than 13,400 distinct items, including nationally recognized brand names, as well as an extensive selection of private brands across a range of product categories.

We complement our extensive product assortment with a wide selection of value-added pet services, including grooming, training, boarding and day camp. All our stores offer complete pet training services, and virtually all our stores feature pet styling salons that provide high-quality grooming services. In fiscal 2005, we began a national roll out of the PetsHotel concept at selected locations. PetsHotel provides boarding for dogs and cats, 24-hour supervision, an on-call veterinarian, temperature controlled rooms and suites, daily specialty treats and play time as well as day camp for dogs. At the end of the fiscal year, we operated 62 PetsHotels. We estimate an ultimate build out of 435 PetsHotels.

We make full-service veterinary care available through our strategic relationship with certain third-party operators. As of January 28, 2007, full-service veterinary hospitals were in 608 of our stores. MMIH operated 596 of the veterinary hospitals under the registered trade name of Banfield, The Pet Hospital. The remaining 12 hospitals are located in Canada and operated by other third-parties.

Our PetPerks loyalty program allows us to understand the needs of our customers and target offers directly to them. We also reach customers through our direct marketing channels, including petsmart.com, our pet e-commerce site, StateLineTack.com, our equine e-commerce site and an equine catalog. On February 28, 2007, we announced our intent to exit the equine product line, including the sale or discontinuation of StateLineTack.com and the equine catalog. We expect to complete the exit of the equine product line in fiscal 2007.

Executive Summary

- Fiscal 2006 diluted earnings per common share increased 6.4% to $1.33, on net income of $185.1 million, compared to diluted earnings per common share of $1.25 on net income of $182.5 million in fiscal 2005.
- Net sales increased 12.6% to $4.2 billion in fiscal 2006 compared to $3.8 billion in fiscal 2005 due to new store openings and an increase in comparable store sales.
- We added 82 net new stores during fiscal 2006, and at the end of the fiscal year, operated 908 stores. In addition, we opened 30 new PetsHotels during fiscal 2006. We expect to open approximately 100 net new stores and 35 new PetsHotels in fiscal 2007.

- Comparable store sales, or sales in stores open at least a year, increased 5.0% during fiscal 2006 on top of a 4.2% increase during fiscal 2005. We project comparable store sales growth in the mid-single digits for fiscal 2007.

- Services sales increased 25.8% to $376.0 million, or 8.9% of net sales for fiscal 2006. Services sales increased 24.2% to $298.9 million, or 7.9% of net sales during fiscal 2005.

- Gross margins decreased to 30.9% of net sales in fiscal 2006 compared to 31.2% of net sales in fiscal 2005.

- Operating, general and administrative expenses increased to 23.3% of net sales in fiscal 2006 compared to 22.9% of net sales in fiscal 2005.

- During fiscal 2006, we purchased approximately 6.3 million shares of our common stock for approximately $161.9 million and we declared cash dividends totaling $0.12 per share.

- Cash capital expenditures for 2006 were $241.1 million, and we anticipate spending between $250.0 million and $260.0 million for capital expenditures in fiscal 2007.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates for inventory valuation reserves, insurance liabilities and reserves, reserve for closed stores, reserves against deferred tax assets and tax contingencies. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates. We believe the following critical accounting policies reflect the more significant judgments and estimates we use in preparing our consolidated financial statements.

Inventory Valuation Reserves

We have established reserves for estimated inventory shrinkage between physical inventories. Distribution centers and forward distribution centers perform cycle counts encompassing all inventory items at least once every quarter or perform an annual physical inventory. Stores perform physical inventories at least once a year, and between the physical inventories, stores perform counts on certain inventory items. Most of the stores do not perform physical inventories during the last quarter of the fiscal year due to the holiday season, but continue to perform counts on certain inventory items. As of the end of a reporting period, there will be stores with certain inventory items that have not been counted. For each reporting period presented, we estimate the inventory shrinkage based on a two-year historical trend analysis. Changes in shrink results or market conditions could cause actual results to vary from estimates used to establish the inventory reserves.

We also have reserves for estimated obsolescence and to reduce inventory to the lower of cost or market. We evaluate inventories for excess, obsolescence or other factors that may render inventories unmarketable at their recorded cost. Obsolescence reserves are recorded so that inventories reflect the approximate net realizable value. Factors included in determining obsolescence reserves include current and anticipated demand, customer preferences, age of merchandise, seasonal trends and decisions to discontinue certain products. If assumptions about future demand change or actual market conditions are less favorable than those projected by management, we may require additional reserves.

As of January 28, 2007 and January 29, 2006, we had inventory valuation reserves of $16.7 million and $14.3 million, respectively.

Reserve for Closed Stores

We continuously evaluate the performance of our retail stores and periodically close those that are under-performing. Closed stores are generally replaced by a new store in a nearby location. We establish reserves for future occupancy payments on closed stores in the period the store is closed, in accordance with SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities.*" These costs are classified in operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. We calculate the costs for future occupancy payments, net of expected sublease income, associated with closed stores using the net present value method, at a credit-adjusted risk-free interest rate, over the remaining life of the lease.

We can make no assurances that additional charges for these stores will not be required based on the changing real estate environment.

As of January 28, 2007 and January 29, 2006, we had 19 stores included in our closed store reserve, of which 12 were under sublease agreements. In addition to the stores under sublease agreements as of January 28, 2007, we have assumed that five stores will have sublease income in future periods, which represents a $4.5 million reduction to the reserve. If these sublease assumptions were extended by a year from the anticipated commencement date of the assumed sublease term, the reserve would increase by approximately $1.0 million. We closed 10 stores in fiscal 2006 of which one closed as scheduled due to lease expiration and three stores closed under lease termination agreements. We closed seven stores in fiscal 2005, of which two stores closed as scheduled due to lease expiration and two stores were closed under lease termination agreements. The closed store reserves were as follows (in thousands):

	January 28, 2007	January 29, 2006
Total remaining gross occupancy costs	$ 44,234	$ 47,485
Less:		
Expected sublease income	(35,284)	(36,002)
Interest costs	(1,261)	(1,879)
Closed store reserve	$ 7,689	$ 9,604

Insurance Liabilities and Reserves

We maintain standard property and casualty insurance on all our properties and leasehold interests, product liability insurance that covers products and the sale of pets, self-insured health plans, employer's professional liability and workers' compensation insurance. Property insurance covers approximately $1.4 billion in buildings and contents, including furniture and fixtures, leasehold improvements and inventory. Under our casualty and workers' compensation insurance policies as of January 28, 2007, we retained an initial risk of loss of $0.5 million for each policy per occurrence. We establish reserves for losses based on periodic independent actuarial estimates of the amount of loss inherent in that period's claims, including losses for which claims have been incurred but not reported. Loss estimates rely on actuarial observations of ultimate loss experience for similar historical events, and changes in such assumptions could result in an adjustment to the reserves. As of January 28, 2007 and January 29, 2006, we had approximately $67.9 million and $54.2 million, respectively, in reserves related to casualty, self-insured health plans, employer's professional liability and workers' compensation insurance policies.

Income Taxes

We establish deferred income tax assets and liabilities for temporary differences between the financial reporting bases and the income tax bases of our assets and liabilities at enacted tax rates expected to be in effect when such assets or liabilities are realized or settled. We record a valuation allowance on the deferred income tax assets to reduce the total to an amount we believe is more likely than not to be realized. Valuation allowances at January 28, 2007 and January 29, 2006 were principally to offset certain deferred income tax assets for operating and capital loss carryforwards.

We accrue for potential income tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the liability can be reasonably estimated, based upon our view of the likely outcomes of current and future audits. We adjust our accrual for income tax contingencies for changes in circumstances and additional uncertainties, such as amendments to existing tax law, both legislated and concluded through the various jurisdictions' tax court systems. At January 28, 2007, we had an accrual for income tax contingencies of $12.8 million. If the amounts ultimately settled with tax authorities are greater than the accrued contingencies, we must record additional income tax expense in the period in which the assessment is determined. To the extent amounts are ultimately settled for less than the accrued contingencies, or we determine that a liability to a taxing authority is no longer probable, the contingency is reversed as a reduction of income tax expense in the period the determination is made.

We operate in multiple tax jurisdictions and could be subject to audit in any of these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years.

Results of Operations

The following table presents the percent to net sales of certain items included in our Consolidated Statements of Operations and Comprehensive Income:

	Fiscal Year Ended		
	Jan. 28, 2007	Jan. 29, 2006	Jan. 30, 2005
Statement of Operations Data:			
Net sales	100.0%	100.0%	100.0%
Cost of sales	69.1	68.8	69.1
Gross profit	30.9	31.2	30.9
Operating, general and administrative expenses	23.3	22.9	23.2
Operating income	7.6	8.3	7.7
Interest income	0.2	0.2	0.1
Interest expense	(1.0)	(0.8)	(0.6)
Income before income tax expense	6.9	7.7	7.2
Income tax expense	2.5	2.8	2.5
Net income	4.4%	4.9%	4.7%

Fiscal 2006 Compared to Fiscal 2005

Net Sales

Fiscal 2006 net sales increased $473.4 million, or 12.6%, to $4.2 billion, compared to net sales of $3.8 billion in fiscal 2005, due to the addition of 82 net new stores since January 29, 2006 and a 5.0% increase in comparable store sales for fiscal 2006. Our comparable store sales growth was 4.2% for fiscal 2005. We believe the increase in our comparable store sales growth rate during fiscal 2006 as compared to fiscal 2005 was due to general economic conditions. Fiscal 2005 included a dramatic increase in fuel prices which affected consumer spending. In addition, we lost 437 days of sales from temporary store closures due to the effect of hurricanes in the third quarter of fiscal 2005.

Services sales, which are included in our net sales and include grooming, training, boarding and day camp operations, increased by 25.8%, or $77.2 million, to $376.0 million. This increase was primarily due to continued strong demand for our grooming and training services as well as the addition of 30 new PetsHotels during fiscal 2006.

Gross Profit

Gross profit decreased to 30.9% of net sales for fiscal 2006 from 31.2% for fiscal 2005.

Services sales increased as a percentage of net sales. Services sales generate lower gross margins than product sales as we include service-related labor in cost of sales in the Consolidated Statements of Operations and Comprehensive Income; however, services generate higher operating margins than product sales. In addition, we opened 30 PetsHotels in fiscal 2006 compared to 16 in fiscal 2005. PetsHotels have higher costs as a percentage of revenue in the first several years.

We also experienced higher redemptions of promotional offers in our PetPerks program, which are recorded as a reduction in sales, in fiscal 2006 compared to fiscal 2005.

Also contributing to the gross profit percentage decline was a revision of our early pay discounts recognition policy. Historically, discounts were recognized as they were taken against payments. Under our revised policy, discounts are recorded as a reduction of inventory and recognized as a reduction in cost of sales as inventory is sold. We recorded a $3.9 million charge in the second quarter of fiscal 2006 for this change. We do not anticipate this recognition policy change will have a material impact on our future results of operations.

We also incurred approximately $3.6 million additional expense in the second and third quarter of fiscal 2006 as well as a shift in mix from higher margin hard-goods towards consumables primarily in the second quarter of fiscal 2006 as we worked through an unplanned re-racking project in our Phoenix distribution center. In addition, we had some higher costs in our supply chain to increase service levels to our stores during the holiday season.

These negative margin impacts were partially offset by continued positive results from improved buying practices and pricing initiatives. In addition, fiscal 2005 included charges to increase our inventory obsolescence reserve, and we did not experience the same level of obsolescence expense in fiscal 2006. We also capitalized more costs into ending inventory as a percentage of revenue in fiscal 2006 compared to fiscal 2005.

Operating, General and Administrative Expenses

Operating, general and administrative expenses increased as a percentage of net sales to 23.3% for fiscal 2006 from 22.9% for fiscal 2005.

Net expenses resulting from legal settlements reflected a year-over-year increase. Fiscal 2006 included a $3.4 million expense to accrue for an ongoing legal proceeding. Fiscal 2005 included reductions in expenses from an $8.5 million legal settlement gain and a $2.8 million credit card settlement gain. Fiscal 2005 also included a reduction in expense due to a correction in stock-based compensation.

We accelerated several initiatives, which include strengthening our distribution processes, improving our information systems and investing in our associates and their education, originally planned for fiscal 2007 and 2008 into 2006. Also contributing to the increased expenses was the review of a potential acquisition we ultimately chose not to pursue. Other professional fees also increased as we invested in projects to continue to improve our supply chain and information technology infrastructure.

The increased expenses described above were partially offset by several factors. We saw a decrease in advertising expense due to higher expenses for our "Mart to Smart" advertising initiative in fiscal 2005. We have also allocated more of our marketing spending to PetPerks promotional offers in fiscal 2006, which are recorded as a reduction of sales. Depreciation expense in fiscal 2006 was lower as a percentage of revenue compared to fiscal 2005, as a significant asset reached the end of its depreciable life in fiscal 2006. Stock compensation expense was lower as a percentage of revenue in fiscal 2006 compared to fiscal 2005 due to higher forfeitures in fiscal 2006 as well as a change in forfeiture assumptions for the remaining options and restricted stock.

Interest Income

Interest income increased to $10.6 million during fiscal 2006 compared to $9.0 million during fiscal 2005 primarily due to higher rates of return on our investments in auction rate securities.

Interest Expense

Interest expense increased to $42.3 million for fiscal 2006, from $31.2 million for fiscal 2005. The increase was primarily due to an increase in capital lease obligations in fiscal 2006.

Income Tax Expense

In fiscal 2006, the $105.0 million income tax expense represents an effective rate of 36.2%, compared with fiscal 2005 income tax expense of $106.7 million, which represents an effective tax rate of 36.9%.

During fiscal 2006, we settled an audit with the Internal Revenue Service. This included settlement of an affirmative issue we raised during fiscal 2005 with respect to the characterization of certain losses. The settlement resulted in an overall benefit of $3.4 million. We also recorded tax benefits of approximately $3.0 million primarily due to the expiration of the statute of limitations for certain tax positions and additional federal and state tax credits.

During fiscal 2005, we recorded a reduction to income tax expense of approximately $6.1 million as the period of assessment, during which additional tax may be imposed for years prior to fiscal 2002, expired for several jurisdictions. As a result, we determined that approximately $6.5 million of tax contingency reserves were no longer required, with approximately $0.4 million as an increase to additional paid-in-capital. We also recorded additional tax expense of approximately $4.3 million resulting from corrections of our deferred tax assets.

Fiscal 2005 Compared to Fiscal 2004

Net Sales

Fiscal 2005 net sales increased $397.0 million, or 11.8%, to $3.8 billion, compared to net sales of $3.4 billion in fiscal 2004, due to the addition of 100 net new stores and a 4.2% increase in comparable store sales for fiscal 2005. Our comparable store sales growth was 6.3% for fiscal 2004. We believe the decrease in our comparable store sales growth rate during fiscal 2005 as compared to fiscal 2004 was due to general economic conditions, including increased fuel prices, which caused a decrease in consumer spending. In addition, we lost 437 days of sales from store closures due to the effect of hurricanes in the third quarter of fiscal 2005.

Services sales, which are included in our net sales and include grooming, training, boarding and day camp operations, increased by 24.2%, or $58.2 million, to $298.9 million. This increase was primarily due to an increase in grooming volume during fiscal 2005.

Gross Profit

Gross profit increased as a percentage of net sales to 31.2% for fiscal 2005, from 30.9% for fiscal 2004. The increase reflects higher margins on product sales due to improved buying practices, our ongoing pricing strategies and increased inventory levels resulting in more of our costs capitalized in inventory. These increases were partially offset by various fixed and variable expenses in cost of sales including occupancy, warehousing and transportation costs and inventory-related costs.

Store and occupancy costs increased as we opened more stores and opened our Illinois distribution facility. Warehousing and transportation costs increased due to additional variable expenses from our Illinois distribution facility and higher fuel prices. Inventory-related costs increased due to higher inventory shrinkage results and higher obsolescence charges.

In addition, gross profit on our services decreased as a percentage of net sales due to the increase in variable and infrastructure expenses associated with the opening of new PetsHotels.

Operating, General and Administrative Expenses

Operating, general and administrative expenses, or OG&A, decreased as a percentage of net sales to 22.9% for fiscal 2005, from 23.2% for fiscal 2004. This decrease was primarily driven by decreases in compensation costs and legal settlements; partially offset by increases in advertising and store opening expenses. Compensation costs decreased as a result of a reduction in stock-based compensation recognized, charges incurred in fiscal 2004 related to workers' compensation reserves which were not incurred at the same levels in fiscal 2005 and lower bonus expense recognized in fiscal 2005. Legal settlements recorded as a reduction of OG&A expenses were larger in fiscal 2005 as compared to fiscal 2004 primarily due to a one-time legal settlement recorded in the first quarter of fiscal 2005 and a Visa/Mastercard settlement recorded in the fourth quarter of fiscal 2005. Advertising expenses increased as a result of our "Mart" to "Smart" advertising initiative. Store opening expenses increased as a result of an increase in new store openings and the timing of openings.

Interest Income

Interest income increased to $9.0 million during fiscal 2005 compared to $4.8 million during fiscal 2004 primarily due to an increase in interest rates.

Interest Expense

Interest expense increased to $31.2 million for fiscal 2005, from $21.3 million for fiscal 2004. The increase was primarily due to an increase in capital lease obligations in fiscal 2005.

Income Tax Expense

For fiscal 2005, income tax expense was $106.7 million representing an effective rate of 36.9%. For fiscal 2004, income tax expense of $83.4 million represented an effective rate of 34.6%. The increase in the effective tax rate from fiscal 2004 to fiscal 2005 was primarily due to a tax benefit of $7.7 million recorded in fiscal 2004 related to the expected utilization of $22.1 million of net operating losses previously considered unavailable.

We also recorded additional tax expense of $2.0 million in the fourth quarter of fiscal 2005 and $2.3 million in the third quarter of 2005 resulting primarily from adjustments to deferred tax assets and liabilities. Offsetting these increases to the effective rate, during the third quarter of fiscal 2005, we recorded a reduction to income tax expense of $6.1 million related to reductions in certain tax reserves that we determined would no longer be needed.

Liquidity and Capital Resources

Cash Flow and Balance Sheet Data

The following table represents our cash and cash equivalents, short-term investments and restricted cash and short-term investments (in thousands):

	January 28, 2007	January 29, 2006
Cash and cash equivalents	$148,799	$110,415
Short-term investments	19,200	219,900
Restricted cash and short-term investments	60,700	—
Total	$228,699	$330,315

We manage our cash, cash equivalents, short-term investments and restricted cash and short-term investments to fund operating requirements. Cash and cash equivalents increased $38.4 million to $148.8 million as of January 28, 2007. Short-term investments decreased $200.7 million to $19.2 million as of January 28, 2007. Short-term investments mainly consist of auction rate securities, or ARS. ARS generally have long-term maturities beyond three months but are priced and traded as short-term instruments. Restricted cash and short-term investments, including $57.4 million in ARS, represent funds used to guarantee our letters of credit under our letter of credit facility established during the second quarter of fiscal 2006.

Cash provided by operations decreased $50.7 million to $289.3 million in 2006, compared with $339.9 million in fiscal 2005. Cash provided by operating activities was generated primarily by net income of $185.1 million and non-cash depreciation and amortization expenses of $156.9 million and stock-based compensation of $19.3 million. Cash is used in operating activities primarily to fund growth in merchandise inventory and other assets, net of accounts payable and other accrued liabilities. Merchandise inventory increased to $487.4 million at January 28, 2007 compared to $399.4 million at January 29, 2006. Accounts payable increased by $8.5 million primarily as a result of increased merchandise inventory levels. Accrued payroll, bonus and employee benefits increased $17.0 million due to increased reserves for worker's compensation activity, increased bonus accruals and timing of payroll related payments.

Our primary long-term capital requirements consist of opening or acquiring new stores, reformatting existing stores, expenditures associated with equipment and computer software in support of our system initiatives, PetsHotel construction costs, costs to expand our distribution network and other expenditures to support our growth plans and initiatives. For fiscal 2006, we used $241.1 million in cash for capital expenditures, compared with $165.7 million for fiscal 2005. The fiscal 2006 expenditures were primarily related to new stores, remodel projects, information systems projects and fixtures and equipment for a new distribution center.

Net cash used in financing activities for fiscal 2006 was $145.0 million, which is comprised primarily of $161.9 million for the purchase of treasury stock, $19.0 million for payments on capital lease obligations and $16.7 million for dividends, offset by $36.8 million in proceeds and tax benefits from stock issued under our equity incentive plans and a $15.7 million increase in our bank overdraft. The primary difference between fiscal 2006 and 2005 was a change in the amount of treasury stock purchased.

Common Stock Purchase Program

In April 2000, the Board of Directors approved a program to purchase our common stock. In March 2003, the Board of Directors extended the term of the purchase of our common stock for an additional three years through March 2006 and increased the authorized amount of annual purchases to $35.0 million. In September 2004, the Board of Directors approved a program, which replaced the March 2003 program, authorizing the purchase of up to $150.0 million of our common stock through fiscal 2005. During the first quarter of fiscal 2005, we purchased approximately 3.6 million shares of our common stock for $105.0 million, which completed the authorized purchase of $150.0 million of our common stock under the September 2004 program.

In June 2005, the Board of Directors approved a program authorizing the purchase of up to $270.0 million of our common stock through fiscal 2006. In August 2006, the Board of Directors increased the amount remaining under the June 2005 share purchase program by $141.7 million, to bring the share purchase capacity under the program to $250.0 million and extended the term of the program to August 9, 2007.

During fiscal 2006, we purchased approximately 6.3 million shares of our common stock for approximately $161.9 million under the June 2005 share purchase program. At January 28, 2007, the amount remaining under the June 2005 share purchase program was $89.9 million.

Common Stock Dividends

We believe our ability to generate cash allows us to invest in the growth of the business and, at the same time, distribute a quarterly dividend. Our credit facility and letter of credit facility permit us to pay dividends, so long as we are not in default and the payment of dividends would not result in default. In fiscal 2006, the Board of Directors declared the following dividends:

Date Declared	Dividend Amount per Share	Stockholders of Record Date	Date Paid
March 28, 2006	$0.03	April 28, 2006	May 12, 2006
June 22, 2006	$0.03	July 28, 2006	August 11, 2006
September 20, 2006	$0.03	October 27, 2006	November 10, 2006
December 12, 2006	$0.03	January 26, 2007	February 9, 2007

On March 27, 2007, the Board of Directors declared a quarterly cash dividend of $0.03 per share, payable on May 11, 2007 to stockholders of record on April 27, 2007.

Operating Capital and Capital Expenditure Requirements

Substantially all our stores are leased facilities. We opened 82 net new stores in fiscal 2006. Generally, each new store requires capital expenditures of approximately $0.9 million for fixtures, equipment and leasehold improvements, approximately $0.3 million for inventory and approximately $0.1 million for preopening costs. We expect capital spending to be approximately $250.0 million to $260.0 million for fiscal 2007, to open new stores and new PetsHotels, to fixture and equip a new distribution center in Newnan, Georgia, which is expected to open in fiscal 2007, and a new distribution center in Reno, Nevada which is expected to open in fiscal 2008, to continue our investment in the development of our information systems, to add to our services capacity with the expansion of certain grooming salons, to remodel or replace certain store assets and to continue our store refresh program.

In addition, we plan to purchase 19 Super Pet stores in Canada, as described in Note 17 to the Notes to Consolidated Financial Statements.

We believe our existing cash and cash equivalents, together with cash flows from operations, borrowing capacity under our bank credit facility and available lease financing, will provide adequate funds for our foreseeable working capital needs, planned capital expenditures and debt service obligations. Our ability to fund our operations, make planned capital expenditures, scheduled debt payments and refinance indebtedness depends on our future operating performance and cash flow, which are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Lease and Other Commitments

Operating and Capital Lease Commitments and Purchase Obligations

The following table summarizes our contractual obligations, net of estimated sublease income, and includes obligations for executed agreements for which we do not yet have the right to control the use of the property at January 28, 2007, and the effect that such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Fiscal Year				
Contractual Obligation(1)	**2007**	**2008 & 2009**	**2010 & 2011**	**2012 and Beyond**	**Total**
Operating lease obligations	$248,440	$501,235	$466,859	$1,076,734	$2,293,268
Capital lease obligations(2)	72,122	157,605	161,475	544,460	935,662
Purchase obligations(3)	10,525	—	—	—	10,525
Total	$331,087	$658,840	$628,334	$1,621,194	$3,239,455
Less: Sublease income	(4,972)	(9,211)	(7,909)	(12,784)	(34,876)
Net Total	$326,115	$649,629	$620,425	$1,608,410	$3,204,579

(1) At January 28, 2007, we had no long-term debt other than capital lease obligations.

(2) Includes $355.1 million in interest.

(3) Represents purchase obligation for advertising.

Lease Contingencies

In December 1997, we entered into operating lease agreements for a pool of 11 properties. Under the agreements, in year ten of the lease, we must elect to either cancel the leases and pay a cancellation fee, make an offer to purchase the leased property for a predetermined value or amend the leases with a provision for a change in rent payments and a cancellation price at the end of the amended term. In January 2007, we elected the cancellation option on two leases, the purchase option on three leases, and an extension on the remaining six leases with a change in rent payments to occur in January 2008. The landlords for the leases where we elected the cancellation option must respond to our election by June 2007. The landlords for the leases where we made an offer to purchase must respond to our offer by September 2007. The landlords for the leases where we elected to change rent payments must respond to our election by November 2007. We do not believe that the impact of these leases and elections will be material to our consolidated financial statements.

In May 1998, we entered into additional operating lease agreements for a pool of eight properties. Under the agreements, in year ten of the lease, we must elect to either cancel the leases and pay a cancellation fee, make an offer to purchase the leased property for a predetermined value or amend the leases with a provision for a change in rent payments and a cancellation price at the end of the amended term. The decision date for each property is May 2007 with any payment under these options to occur in May 2008. We are currently evaluating our options under the lease agreements to determine the impact on our consolidated financial statements.

Letters of Credit

We issue letters of credit for guarantees provided for insurance programs, capital lease agreements and utilities. As of January 28, 2007, $51.6 million was outstanding under our letters of credit.

Related Party Transactions

We have an investment in MMIH, a provider of veterinary and other pet-related services. MMIH operates full-service veterinary hospitals inside 596 of our stores, under the registered trademark of Banfield, The Pet Hospital. Philip L. Francis, our Chairman and Chief Executive Officer, and Robert F. Moran, our President and Chief Operating Officer, are members of the board of directors of MMIH. Our investment consists of common and convertible preferred stock. During fiscal 2006, we purchased an additional $4.4 million of MMIH capital stock from certain MMIH shareholders, and as of January 28, 2007, we owned approximately 17.8% of the voting stock and approximately 37.2% of the combined voting and non-voting stock of MMIH. On February 28, 2007, we announced an agreement to increase our portion of the voting shares of MMIH and decrease our portion of non-voting shares. See Note 17 to the Notes to Consolidated Financial Statements for additional information.

We charge MMIH licensing fees for the space used by the veterinary hospitals, and we treat this income as a reduction of stores' occupancy costs. We record occupancy costs as a component of cost of sales in our Consolidated Statements of Operations and Comprehensive Income. Licensing fees are determined by fixed costs per square foot, adjusted for the number of days the hospitals are open and sales volumes achieved. We recognized licensing fees of $21.4 million in fiscal 2006, $16.3 million in fiscal 2005 and $13.1 million in fiscal 2004. We also charge MMIH for its portion of specific operating expenses and treat the reimbursement as a reduction of the stores' operating expenses. Receivables from MMIH totaled $6.9 million and $5.4 million at January 28, 2007 and January 29, 2006, respectively, and were included in receivables in the Consolidated Balance Sheets.

In March 2005, we entered into a merchandising agreement with MMIH and Hills Pet Nutrition, Inc. to provide certain prescription diet and other therapeutic pet food in our stores with an operating Banfield Pet Hospital. As of January 28, 2007 and January 29, 2006, we had $0.4 million and $1.2 million, respectively, payable to MMIH included in other current liabilities in the Consolidated Balance Sheets as a result of activity under this merchandising agreement.

Credit Facility

We have an available credit facility of $125.0 million, which expires on April 30, 2008. Borrowings under the credit facility are subject to a borrowing base and bear interest, at our option, at a bank's prime rate plus 0% to 0.5% or LIBOR plus 1.25% to 1.75%. We are subject to fees payable to lenders each quarter at an annual rate of 0.25% of the unused amount of the credit facility. The credit facility also provides us the ability to issue letters of credit, which reduce the amount available under the credit facility. Letter of credit issuances under the credit facility are subject to a borrowing base and bear interest of LIBOR plus 1.25% to 1.75% or LIBOR less 0.50% depending on the type of letter of credit issued. As of January 28, 2007, there were no borrowings or letter of credit issuances under the credit facility.

On June 30, 2006, we amended the credit facility to allow for a stand-alone letter of credit facility with availability of $65.0 million. This letter of credit facility expires on June 30, 2009, and we are subject to fees payable to the lenders each quarter at an annual rate of 0.20% of the average daily face amount of the letters of credit outstanding during the preceding calendar quarter. In addition, we are required to maintain a cash or cash equivalent deposit with the lenders equal to the amount of outstanding letters of credit or, in the case of auction rate securities, must have an amount on deposit, which, when multiplied by the advance rate of 85%, is equal to the amount of outstanding letters of credit. As of January 28, 2007, we had $51.6 million in outstanding letters of credit under this stand-alone letter of credit facility. As of January 28, 2007, we had $60.7 million of restricted cash and short-term investments, including $57.4 million in ARS on deposit with the lenders in connection with the outstanding letters of credit under this facility. We issue letters of credit for guarantees provided for insurance programs, capital lease agreements and utilities.

The credit facility and letter of credit facility permit the payments of dividends, so long as we are not in default and the payment of dividends would not result in default of the credit facility and letter of credit facility. As of January 28, 2007, we were in compliance with the terms and covenants of our credit facility and letter of credit facility. The credit facility and letter of credit facility are secured by substantially all our personal property assets, our subsidiaries and certain real property. In February 2007, we increased the letter of credit facility to $70.0 million.

Seasonality and Inflation

Our business is subject to seasonal fluctuations. We typically realize a higher portion of our net sales and operating profit during the fourth fiscal quarter. As a result of this seasonality, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful, and that these comparisons cannot be relied upon as indicators of future performance. Controllable expenses, such as advertising, could fluctuate from quarter-to-quarter in a fiscal year. Net sales of certain products and services designed to address pet health needs are seasonal. Because our stores typically draw customers from a large trade area, net sales also may be impacted by adverse weather or travel conditions, which are more prevalent during certain seasons of the year. As a result of our expansion plans, the timing of new store openings and related preopening costs, the amounts of net sales contributed by new and existing stores and the timing and estimated obligations of store closures, our quarterly results may fluctuate. Finally, because new stores tend to experience higher payroll, advertising and other store level expenses as a percentage of net sales than mature stores, new store openings will also contribute to lower store operating margins until these stores become established. We expense preopening costs associated with each new location as these costs are incurred. While neither inflation nor deflation has had, nor do we expect them to have, a material impact on operating results, we can make no assurances that our business will not be affected by inflation or deflation in the future.

Recent Accounting Pronouncements

In September 2006, the Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin, or SAB, No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.*" SAB No. 108 provides interpretive guidance on the SEC's views regarding the process of quantifying materiality of financial statement misstatements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The application of SAB No. 108 in the fourth quarter of fiscal 2006 did not have a material effect on our consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation, or FIN, No. 48, "*Accounting for Uncertainty in Income Taxes,*" which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes.*" FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating FIN No. 48 to determine its impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 defines fair value, establishes a framework and provides guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating SFAS No. 157 to determine its impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities,*" which expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating SFAS No. 159 to determine its impact on our consolidated financial statements.

Other Information

Consistent with Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, PetSmart is responsible for listing the non-audit services approved in the fourth quarter of fiscal 2006 by the PetSmart Audit Committee to be performed by Deloitte & Touche LLP, our independent registered public accountants. Non-audit services are defined in the law as services other than those provided in connection with an audit or a review of the consolidated financial statements of PetSmart. The Audit Committee approved $0.2 million of non-audit related tax services in the fourth quarter of fiscal 2006.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risks*

We are subject to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with interest rate and foreign exchange fluctuations, as well as changes in our credit standing. In addition, a market risk exists associated with fuel prices.

Energy Costs

Increased fuel prices have negatively impacted our results of operations during fiscal 2006. Fuel surcharges for transporting product from our vendors to our distribution centers and from our distribution centers to our stores have increased over fiscal 2005. The fuel surcharge difference was primarily in the first and second quarter of fiscal 2006. However, freight expense as a percentage of net sales was lower in fiscal 2006 due to a reduction in average miles driven per store as a result of our new distribution center and better truck space utilization. The improvement in mileage driven per store and truck utilization offset increases in fuel prices. In addition, utilities costs have increased between the periods.

Foreign Currency Risk

Our Canadian subsidiary operates 33 stores and uses the Canadian dollar as the functional currency and the United States dollar as the reporting currency. We have certain exposures to foreign currency risk. However, we believe that such exposure does not present a significant risk due to a relatively limited number of transactions and accounts denominated in foreign currency. Approximately $133.0 million, or 3.1%, of our net sales for fiscal 2006 were denominated in the Canadian dollar. Transaction gains and losses denominated in the United States dollar are recorded in cost of sales or operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income depending on the nature of the underlying transaction.

We had a net exchange gain (loss) of $(0.4) million, $0.2 million and $2.4 million in fiscal 2006, 2005 and 2004, respectively.

Interest Rate Risk

We have the ability to use a revolving line of credit and short-term bank borrowings to support seasonal working capital needs and to finance capital requirements of the business. There were no borrowings under the line of credit during fiscal 2006 or 2005.

Item 8. *Financial Statements and Supplementary Data*

The information required by this Item is attached as Appendix F.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

PetSmart maintains disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate, to allow timely decisions regarding required disclosure.

As required by Rule 13a-15(b) under the Exchange Act, our management conducted an evaluation (under the supervision and with the participation of our CEO and our CFO) as of the end of the period covered by this report, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In performing this evaluation, our CEO and CFO concluded that, as of January 28, 2007, our disclosure controls and procedures were (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our CEO and CFO by others within the entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be discussed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control Over Financial Reporting

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report on Form 10-K. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and, accordingly, include certain amounts based on our best judgments and estimates. Financial information in this Annual Report on Form 10-K is consistent with that in the Consolidated Financial Statements.

We are responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) under the Exchange Act. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements. Our internal control over financial reporting is supported by a program of internal audits and appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written Code of Business Conduct adopted by our Board of Directors, applicable to all PetSmart Directors and all officers and employees of PetSmart and our subsidiaries.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of January 28, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, we believe that PetSmart maintained effective internal control over financial reporting as of January 28, 2007.

On an annual basis, Deloitte & Touche LLP, an independent registered public accounting firm, is appointed by the Audit Committee of our Board of Directors, subject to ratification by our stockholders. Deloitte & Touche LLP has audited and reported on the Consolidated Financial Statements of PetSmart and our subsidiaries and our assessment of the effectiveness of our internal control over financial reporting. The reports of the independent registered public accounting firm are contained in this Annual Report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act during the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Independent Registered Public Accountant Firm Report on Internal Control Over Financial Reporting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PetSmart, Inc.
Phoenix, Arizona

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that PetSmart, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 28, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 28, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended January 28, 2007 of the Company and our report dated March 27, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 27, 2007

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this item is incorporated by reference from the information under the captions "Corporate Governance and the Board of Directors" and "Section 16(d) Beneficial Ownership Reporting Compliance" in our proxy statement for our Annual Meeting of Stockholders to be held on June 20, 2007.

The required information concerning our executive officers is contained in Item 1, Part I of this Annual Report on Form 10-K.

All PetSmart associates must act ethically at all times and in accordance with the policies in PetSmart's Code of Business Ethics and Policies. We require full compliance with this policy and all designated associates including our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and other individuals performing similar positions, to sign a certificate acknowledging that they have read, understand and will continue to comply with the policy. We publish the policy, and any amendments or waivers to the policy will be published in the Corporate Governance section of the PetSmart Internet web-site located at www.petm.com.

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference from the information under the captions "Compensation Discussion and Analysis," "Executive Compensation," and "Director Compensation" in our proxy statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item is incorporated by reference from the information under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans" in our proxy statement.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated by reference from the information under the caption "Certain Relationships and Transactions" in our proxy statement.

Item 14. ***Principal Accounting Fees and Services***

The information required by this item is incorporated by reference from the information under caption "Fees to Independent Registered Public Accounting Firm for Fiscal 2006 and 2005" in our proxy statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) *The following documents are filed as part of this Annual Report on Form 10-K.*

1. *Consolidated Financial Statements:* The consolidated financial statements of PetSmart are included as Appendix F of this Annual Report. See Index to Consolidated Financial Statements and Financial Statement Schedule on page F-1.

2. *Consolidated Financial Statement Schedule:* The financial statement schedule required under the related instructions is included within Appendix F of this Annual Report. See Index to Consolidated Financial Statements and Financial Statement Schedule on page F-1.

3. *Exhibits:* The exhibits which are filed with this Annual Report or which are incorporated herein by reference are set forth in the Exhibit Index on page E-1.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2007.

PetSmart, Inc.

By: /s/ PHILIP L. FRANCIS

Philip L. Francis
Chairman of the Board of Directors,
and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Philip L. Francis and Timothy E. Kullman and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PHILIP L. FRANCIS Philip L. Francis	Chairman of the Board of Directors, and Chief Executive Officer (Principal Executive Officer)	March 27, 2007
/s/ TIMOTHY E. KULLMAN Timothy E. Kullman	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	March 27, 2007
/s/ RAYMOND L. STORCK Raymond L. Storck	Vice President, Finance, Chief Accounting Officer (Principal Accounting Officer)	March 27, 2007
/s/ LAWRENCE A. DEL SANTO Lawrence A. Del Santo	Director	March 27, 2007
/s/ RITA V. FOLEY Rita V. Foley	Director	March 27, 2007
/s/ RAKESH GANGWAL Rakesh Gangwal	Director	March 27, 2007
/s/ JOSEPH S. HARDIN, JR. Joseph S. Hardin, Jr.	Director	March 27, 2007
/s/ GREGORY P. JOSEFOWICZ Gregory P. Josefowicz	Director	March 27, 2007

Signature	Title	Date
/s/ AMIN I. KHALIFA Amin I. Khalifa	Director	March 27, 2007
/s/ RONALD KIRK Ronald Kirk	Director	March 27, 2007
/s/ RICHARD K. LOCHRIDGE Richard K. Lochridge	Director	March 27, 2007
/s/ BARBARA A. MUNDER Barbara A. Munder	Director	March 27, 2007
/s/ THOMAS G. STEMBERG Thomas G. Stemberg	Director	March 27, 2007
/s/ JEFFERY W. YABUKI Jeffery W. Yabuki	Director	March 27, 2007

PetSmart, Inc.

ANNUAL REPORT ON FORM 10-K

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1(1)	Restated Certificate of Incorporation of PetSmart
3.2(2)	Certificate of Amendment of Restated Certificate of Incorporation of PetSmart
3.3(3)	Form of Certificate of Designation of Series A Junior Participating Preferred Stock of PetSmart
3.4*	Bylaws of PetSmart, as amended
4.1	Reference is made to Exhibit 3.1 through 3.4
4.2(5)	Form of Stock Certificate
4.3(6)	Rights Agreement, dated as of August 4, 1997, between PetSmart and Norwest Bank Minnesota, N.A.
10.1(7)	Form of Indemnity Agreement between PetSmart and its Directors and Officers
10.2†(8)	2003 Equity Incentive Plan
10.3†(9)	1996 Non-Employee Directors' Equity Plan, as amended
10.4†(10)	1997 Equity Incentive Plan, as amended
10.5†(11)	2002 Employee Stock Purchase Plan
10.6(12)	Form of Restricted Stock Bonuses
10.7(24)	Credit Agreement among PetSmart, certain lenders, and Administrative Lender, dated as of November 21, 2003, as Amended and Restated
10.9(13)	Form of Promissory Note with executive officers
10.10(25)	Non-Qualified Deferred Compensation Plan, as amended
10.11†(14)	Executive Short Term Incentive Plan, as amended
10.12(15)	Employment Agreement, between PetSmart and Philip L. Francis, Chairman of the Board of Directors and Chief Executive Officer
10.13(16)	Employment Agreement, between PetSmart and Robert F. Moran, President and Chief Operating Officer
10.14(17)	Offer Letter, between PetSmart and Timothy E. Kullman, Senior Vice President, Chief Financial Officer
10.15(18)	Form of Offer Letter between PetSmart and executive officers
10.16(19)	Amended and Restated Executive Change in Control and Severance Benefit Plan
10.17(20)	Forms of Stock Award Grant Agreements for the 2003 Equity Incentive Plan and 1997 Equity Incentive Plan
10.18(21)	Forms of Revised Stock Option Grant Agreements for the 2003 Equity Incentive Plan and 1997 Equity Incentive Plan
10.19(22)	Forms of Revised Restricted Stock Grant Agreements for the 2003 Equity Incentive Plan and 1997 Equity Incentive Plan
10.20(30)	Summary of Directors' Compensation
10.21†*	2006 Equity Incentive Plan
10.22(26)	Form of Nonstatutory Stock Agreement for 2006 Equity Incentive Plan
10.23(27)	Form of Restricted Stock Agreement for 2006 Equity Incentive Plan
10.24(28)	Letter of Credit Agreement, dated June 30, 2006, between PetSmart, Inc. and Bank of America, N.A.

Exhibit Number	Description of Document
10.25(29)	First Amendment to Amended and Restated Credit Agreement and Security Agreements, dated June 30, 2006, among PetSmart, Inc., Bank of America, N.A., as Issuing Bank, Fleet Retail Group, LLC, as Administrative Agent and Collateral Agent, Wachovia Capital Finance Corporation (Western), as Co-Agent, and solely for purposes of Section 11 thereof, Authority Pet Food Company, Pacific Coast Distributing, Inc., Petstuff Canada (USA) Holdings, Inc., Petstuff Nova Scotia, Inc., Pet Wise, Inc., 3003300 Nova Scotia Company, Petscard, LLC, and Petsmart Leasing, Inc.
10.26(4)	Separation Agreement with Timothy E. Kullman, dated December 12, 2006
23.1*	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
31.1*	Certification of Chief Executive Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
31.2*	Certification of Chief Financial Officer as required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32.1(23)	Certification of Chief Executive Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended
32.2(23)	Certification of Chief Financial Officer as required by Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended

---

* Filed herewith.

† Compensation plans or arrangements in which directors or executive officers are eligible to participate.

(1) Incorporated by reference to Exhibit 3.3(i) to PetSmart's Registration Statement on Form S-1 (File No. 33-63912), filed on June 4, 1993, as amended.

(2) Incorporated by reference to Exhibit 3.1 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed September 10, 1996.

(3) Incorporated by reference to Exhibit 99.3 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on August 21, 1997.

(4) Incorporated by reference to Exhibit 10.23 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on December 15, 2006.

(5) Incorporated by reference to Exhibit 4.4 to PetSmart's Registration Statement on Form S-1 (File No. 33-63912), filed on June 4, 1993, as amended.

(6) Incorporated by reference to Exhibit 99.2 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on August 21, 1997.

(7) Incorporated by reference to Exhibit 10.1 to PetSmart's Registration Statement on Form S-1 (File No. 33-63912), filed on June 4, 1993, as amended.

(8) Incorporated by reference to Exhibit B to PetSmart's Proxy Statement (File No. 0-21888), filed on May 12, 2004.

(9) Incorporated by reference to Exhibit 10.5 to PetSmart's Registration Statement on Form S-8 (File No. 333-58605), filed on July 7, 1998.

(10) Incorporated by reference to Exhibit 10.4 to PetSmart's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 (File No. 0-21888), filed on April 18, 2003.

(11) Incorporated by reference to Exhibit 99.1 to PetSmart's Registration Statement on Form S-8 (File No. 333-92160), filed on July 10, 2002.

(12) Incorporated by reference to Exhibit 99.1 to PetSmart's Registration Statement on Form S-8 (File No. 333-52417), filed on May 12, 1998.

(13) Incorporated by reference to Exhibit 10.9 to PetSmart's Annual Report on Form 10-K for the fiscal year ended February 3, 2002 (File No. 0-21888), filed on April 15, 2002.

(14) Incorporated by reference to Exhibit 10.11 to PetSmart's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 (File No. 0-21888), filed on April 18, 2003.

(15) Incorporated by reference to Exhibit 10.12 to PetSmart's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 (File No. 0-21888), filed on April 18, 2003.

(16) Incorporated by reference to Exhibit 10.13 to PetSmart's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 (File No. 0-21888), filed on April 18, 2003.

(17) Incorporated by reference to Exhibit 10.11 to PetSmart's Quarterly Report on Form 10-Q for the thirteen weeks ended August 4, 2002 (File No. 0-21888), filed on September 18, 2002.

(18) Incorporated by reference to Exhibit 10.15 to PetSmart's Annual Report on Form 10-K for the fiscal year ended February 2, 2003 (File No. 0-21888), filed on April 18, 2003.

(19) Incorporated by reference to Exhibit 10.16 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on December 15, 2006.

(20) Incorporated by reference to Exhibit 10.17 to PetSmart's Quarterly Report on Form 10-Q for the twenty-six weeks ended August 1, 2004 (File No. 0-21888) filed on September 8, 2004.

(21) Incorporated by reference to Exhibit 10.20 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on February 3, 2006.

(22) Incorporated by reference to Exhibit 10.19 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed February 7, 2005.

(23) The certifications attached as Exhibit 32.1 and Exhibit 32.2 accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of PetSmart, Inc., under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

(24) Incorporated by reference to Exhibit 10.7 to PetSmart's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 (File No. 0-21888), filed on April 15, 2004.

(25) Incorporated by reference to Exhibit 10.10 to PetSmart's Annual Report on Form 10-K for the fiscal year ended February 1, 2004 (File No. 0-21888), filed on April 15, 2004.

(26) Incorporated by reference to Exhibit 10.2 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on June 28, 2006.

(27) Incorporated by reference to Exhibit 10.3 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on June 28, 2006.

(28) Incorporated by reference to Exhibit 10.21 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on July 3, 2006.

(29) Incorporated by reference to Exhibit 10.22 to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on July 3, 2006.

(30) Incorporated by reference to the same numbered exhibit to PetSmart's Current Report on Form 8-K (File No. 0-21888), filed on September 26, 2006.

PetSmart, Inc. and Subsidiaries

Index to Consolidated Financial Statements and Financial Statement Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PetSmart, Inc.
Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of PetSmart, Inc. and subsidiaries (the "Company") as of January 28, 2007 and January 29, 2006, and the related consolidated statements of operations and comprehensive income, of stockholders' equity, and of cash flows for each of the three years in the period ended January 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PetSmart, Inc. and subsidiaries as of January 28, 2007 and January 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 28, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 27, 2007

PetSmart, Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands, except par value)

	January 28, 2007	January 29, 2006
ASSETS		
Cash and cash equivalents	$ 148,799	$ 110,415
Short-term investments	19,200	219,900
Restricted cash and short-term investments	60,700	—
Receivables, net	36,541	36,902
Merchandise inventories	487,400	399,413
Deferred income taxes	39,580	26,254
Prepaid expenses and other current assets	51,049	47,612
Total current assets	843,269	840,496
Property and equipment, net	1,032,421	857,658
Long-term investments	38,065	33,667
Deferred income taxes	97,648	92,092
Goodwill	14,422	14,422
Intangible assets, net	1,156	1,605
Other noncurrent assets	26,496	23,751
Total assets	$2,053,477	$1,863,691
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and bank overdraft.	$ 179,638	$ 155,424
Accrued payroll, bonus and employee benefits	120,801	103,827
Accrued occupancy expenses and deferred rents	44,972	42,425
Current maturities of capital lease obligations	17,667	12,559
Other current liabilities	155,304	148,495
Total current liabilities	518,382	462,730
Capital lease obligations	431,334	351,564
Deferred rents and other noncurrent liabilities	102,867	108,647
Total liabilities	1,052,583	922,941
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $.0001 par value; 10,000 shares authorized, none issued and outstanding	—	—
Common stock; $.0001 par value; 625,000 shares authorized, 155,782 and 153,024 shares issued	16	15
Additional paid-in capital	1,024,630	970,664
Retained earnings	516,961	348,442
Accumulated other comprehensive income	1,128	1,606
Less: treasury stock, at cost, 20,313 and 14,027 shares	(541,841)	(379,977)
Total stockholders' equity	1,000,894	940,750
Total liabilities and stockholders' equity	$2,053,477	$1,863,691

The accompanying notes are an integral part of these consolidated financial statements.

PetSmart, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

	Fiscal Year Ended		
	January 28, 2007	January 29, 2006	January 30, 2005
	(In thousands, except per share data)		
Net sales	$4,233,857	$3,760,499	$3,363,452
Cost of sales	2,926,087	2,587,498	2,324,865
Gross profit	1,307,770	1,173,001	1,038,587
Operating, general and administrative expenses	985,936	861,621	781,248
Operating income	321,834	311,380	257,339
Interest income	10,551	9,037	4,791
Interest expense	(42,268)	(31,208)	(21,326)
Income before income tax expense	290,117	289,209	240,804
Income tax expense	105,048	106,719	83,351
Net income	185,069	182,490	157,453
Other comprehensive income (loss), net of income tax:			
Foreign currency translation adjustments	(478)	(12)	160
Comprehensive income	$ 184,591	$ 182,478	$ 157,613
Earnings per common share:			
Basic	$ 1.36	$ 1.30	$ 1.09
Diluted	$ 1.33	$ 1.25	$ 1.05
Weighted average shares outstanding:			
Basic	135,836	140,791	143,888
Diluted	139,537	145,577	149,652
Dividends declared per common share	$ 0.12	$ 0.12	$ 0.12

The accompanying notes are an integral part of these consolidated financial statements.

PetSmart, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

	Shares					Accumulated Other		
	Common Stock	Treasury Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Total
	(In thousands, except per share data)							
BALANCE AT FEBRUARY 1, 2004	144,813	(1,406)	$14	$ 807,257	$ 42,898	$1,458	$ (34,977)	$ 816,650
Stock options and employee stock purchase plan compensation cost				23,640				23,640
Tax benefits from tax deductions in excess of the compensation cost recognized				28,667				28,667
Issuance of common stock under stock incentive plans	4,212		1	39,954				39,955
Issuance of restricted stock and compensation cost, net of award reacquisitions and adjustments	492			4,812				4,812
Dividends declared ($0.12 per share)					(17,392)			(17,392)
Other comprehensive income, net of income tax:								
Foreign currency translation adjustments						160		160
Purchase of treasury stock, at cost		(2,681)					(79,998)	(79,998)
Net income					157,453			157,453
BALANCE AT JANUARY 30, 2005	149,517	(4,087)	15	904,330	182,959	1,618	(114,975)	973,947
Stock options and employee stock purchase plan compensation cost				12,564				12,564
Tax benefits from tax deductions in excess of the compensation cost recognized				10,856				10,856
Issuance of common stock under stock incentive plans	2,773			33,058				33,058
Issuance of restricted stock and compensation cost, net of award reacquisitions and adjustments	734			9,856				9,856
Dividends declared ($0.12 per share)					(17,007)			(17,007)
Other comprehensive income, net of income tax:								
Foreign currency translation adjustments						(12)		(12)
Purchase of treasury stock, at cost		(9,940)					(265,002)	(265,002)
Net income					182,490			182,490
BALANCE AT JANUARY 29, 2006	153,024	(14,027)	15	970,664	348,442	1,606	(379,977)	940,750
Stock options and employee stock purchase plan compensation cost				9,936				9,936
Tax benefits from tax deductions in excess of the compensation cost recognized				5,989				5,989
Issuance of common stock under stock incentive plans	2,172		1	28,625				28,626
Issuance of restricted stock and compensation cost, net of award reacquisitions and adjustments	586			9,416				9,416
Dividends declared ($0.12 per share)					(16,550)			(16,550)
Other comprehensive income, net of income tax:								
Foreign currency translation adjustments						(478)		(478)
Purchase of treasury stock, at cost		(6,286)					(161,864)	(161,864)
Net income					185,069			185,069
BALANCE AT JANUARY 28, 2007	155,782	(20,313)	$16	$1,024,630	$516,961	$1,128	$(541,841)	$1,000,894

The accompanying notes are an integral part of these consolidated financial statements.

PetSmart, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Fiscal Year Ended		
	January 28, 2007	January 29, 2006	January 30, 2005
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 185,069	$ 182,490	$ 157,453
Depreciation and amortization	156,941	139,625	107,835
Loss on disposal of property and equipment	8,727	2,892	4,755
Stock-based compensation expense	19,320	22,398	28,452
Deferred income taxes	(18,882)	(16,602)	(5,844)
Tax benefits from tax deductions in excess of the compensation cost recognized	(8,222)	(12,860)	(28,667)
Non-cash interest expense	5,647	3,161	1,749
Changes in assets and liabilities:			
Receivables, net	1,832	(9,751)	(10,111)
Merchandise inventories	(87,867)	(61,745)	(27,727)
Prepaid expenses and other current assets	(3,276)	(3,154)	(14,434)
Other noncurrent assets	(2,555)	(5,332)	(3,436)
Accounts payable	9,732	25,760	8,205
Accrued payroll, bonus and employee benefits	17,058	16,904	13,322
Accrued occupancy expenses and deferred rents	1,222	8,354	2,543
Other current liabilities	9,639	49,120	13,480
Deferred rents and other noncurrent liabilities	(5,094)	(1,314)	8,559
Net cash provided by operating activities	289,291	339,946	256,134
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term available-for-sale investments	(2,114,035)	(1,644,050)	(775,386)
Proceeds from sales of short-term available-for-sale investments	2,314,735	1,737,725	697,086
Increase in restricted cash and short-term investments	(60,700)	—	—
Cash paid for property and equipment	(241,106)	(165,737)	(143,628)
Increase in equity holdings	(4,398)	—	(773)
Proceeds from sales of property and equipment	1,579	262	456
Net cash used in investing activities	(103,925)	(71,800)	(222,245)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from common stock issued under stock incentive plans	28,626	33,058	39,955
Cash paid for treasury stock	(161,864)	(265,002)	(79,998)
Cash paid for capital lease obligations	(19,046)	(10,308)	(7,806)
Increase (decrease) in bank overdraft	15,707	(2,698)	(6,721)
Tax benefits from tax deductions in excess of the compensation cost recognized	8,222	12,860	28,667
Cash dividends paid to stockholders	(16,654)	(17,203)	(15,893)
Net cash used in financing activities	(145,009)	(249,293)	(41,796)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,973)	4,530	2,404
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	38,384	23,383	(5,503)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	110,415	87,032	92,535
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 148,799	$ 110,415	$ 87,032

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 — The Company and its Significant Accounting Policies

Business

PetSmart, Inc. and subsidiaries (the "Company" or "PetSmart"), is a leading specialty provider of products, services and solutions for the lifetime needs of pets. As of January 28, 2007, the Company operated 908 retail stores. The Company offers a broad line of products for all the life stages of pets and pet services, which include professional grooming, training, boarding and day camp. PetSmart also offers pet products through an e-commerce site. As of January 28, 2007, PetSmart had full-service veterinary hospitals in 608 of its stores. Medical Management International, Inc., a third-party operator of veterinary hospitals, operated 596 of the veterinary hospitals under the registered trade name of Banfield, The Pet Hospital. See Notes 2 and 17 for a discussion of the Company's ownership interest in Medical Management International, Inc. The remaining 12 hospitals are located in Canada and operated by other third-parties.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

As of January 28, 2007, the Company had no investments in which it had the ability to exercise significant influence over the investee. The Company accounts for investments for which it does not have the ability to exercise significant influence, and for which there is not a readily determinable market value, under the cost method of accounting. The Company periodically evaluates the carrying value of its investments accounted for under the cost method of accounting. See Note 17 for additional information.

Fiscal Year

The Company's fiscal year consists of 52 or 53 weeks ending on the Sunday nearest January 31. Fiscal 2006, 2005 and 2004 each included 52 weeks. Unless otherwise specified, all references in these consolidated financial statements are to fiscal years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Policies related to inventory valuation reserves, insurance liabilities and reserves, reserve for closed stores, reserves against deferred tax assets and tax contingencies require significant estimates. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results could differ from these estimates.

Segment Reporting

As of January 28, 2007, the Company had two operating segments, PetSmart North America, which included all retail locations, and PetSmart Direct, which included the e-commerce operations and the equine catalog. The Company evaluated its segment reporting requirements under Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standards, or SFAS, No. 131, "*Disclosures about Segments of an Enterprise and Related Information*," and determined the PetSmart Direct operating segment does not meet the quantitative thresholds for disclosure as a reportable operating segment.

Financial Instruments

The Company's financial instruments consist primarily of cash and cash equivalents and auction rate securities. These balances, as presented in the consolidated financial statements at January 28, 2007 and January 29, 2006, approximate their fair value.

Cash and Cash Equivalents

Under the Company's cash management system, a bank overdraft balance exists for the Company's primary disbursement accounts. This overdraft represents uncleared checks in excess of cash balances in the related bank accounts. The Company's funds are transferred on an as-needed basis to pay for clearing checks. As of January 28, 2007 and January 29, 2006, bank overdrafts of $55,964,000 and $40,257,000, respectively, were included in accounts payable and bank overdraft in the Consolidated Balance Sheets. The Company considers any liquid investments with a maturity of three months or less at purchase to be cash equivalents.

Short-term Investments

The Company's short-term investments consist primarily of Auction Rate Securities, or ARS, which represent funds available for current operations. In accordance with SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*," these short-term investments are classified as available-for-sale and are carried at cost or par value, which approximates the fair market value. These securities have stated maturities beyond three months but are priced and traded as short-term instruments.

Restricted Cash and Short-term Investments

The Company is required to maintain a cash or cash equivalent deposit with the lenders of the Company's letter of credit facility equal to the amount of the outstanding letters of credit, or in the case of ARS, must have an amount on deposit, which when multiplied by the advance rate of 85%, is equal to the amount of the outstanding letters of credit.

Vendor Rebates and Promotions

The Company receives vendor allowances, in the form of rebates and promotions, from agreements made with certain merchandise suppliers. The Company records rebate income as a reduction of cost of sales, and cooperative promotional income is recorded as a reduction of operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. Rebates are initially deferred as a reduction of the cost of inventory purchased and then recognized as a reduction of cost of sales as the related inventory is sold. Unearned vendor rebates recorded as a reduction of inventory and the uncollected amounts of vendor rebates and promotional income remaining in receivables in the Consolidated Balance Sheets as of January 28, 2007 and January 29, 2006, were not material.

Merchandise Inventories and Cost of Sales

Merchandise inventories represent finished goods and are recorded at the lower of cost or market. Cost is determined by the moving average cost method and includes inbound freight as well as certain procurement and distribution costs related to the processing of merchandise. The Company maintains reserves for obsolescence and lower of cost or market, as well as shrinkage.

Total procurement and distribution costs charged to cost of sales during fiscal 2006, 2005 and 2004 were $240,807,000, $203,618,000 and $183,710,000, respectively. Procurement and distribution costs remaining in inventory as of January 28, 2007 and January 29, 2006, were $51,134,000 and $39,093,000, respectively.

Cost of sales includes the following types of expenses:

- Purchase price of merchandise inventories sold;
- Transportation costs associated with moving merchandise inventories from the Company's vendors to its distribution centers and its retail stores;
- Transportation costs associated with moving merchandise inventories from its distribution centers to its retail stores;
- Inventory shrinkage costs and valuation adjustments;
- Costs associated with operating its distribution network, including payroll and benefit costs, occupancy costs, utilities costs and depreciation;
- Costs of services provided, including salaries of groomers, trainers and PetsHotel associates;
- Procurement costs, including merchandising and other costs directly associated with the procurement, storage and handling of merchandise inventories;
- Store occupancy costs, including rent, common area maintenance, real estate taxes, utilities and depreciation of leasehold improvements and capitalized lease assets; and
- Reductions for vendor rebates, promotions and discounts.

Inventory Valuation Reserves

The Company has established reserves for estimated inventory shrinkage between physical inventories. Distribution centers and forward distribution centers perform cycle counts encompassing all inventory items at least once every quarter or perform an annual physical inventory. Stores perform physical inventories at least once a year, and between the physical inventories, the stores perform counts on certain inventory items. Most of the stores do not perform physical inventories during the last quarter of the fiscal year due to the holiday season, but continue to perform counts on certain inventory items. As of the end of a reporting period, there will be stores with certain inventory items that have not been counted. For each reporting period presented, the Company estimates the inventory shrinkage based on a two-year historical trend analysis. Changes in shrink results or market conditions could cause actual results to vary from estimates used to establish the inventory reserves.

The Company also has reserves for estimated obsolescence and to reduce inventory to the lower of cost or market. The Company evaluates inventories for excess, obsolescence or other factors that may render inventories unmarketable at their recorded cost. Obsolescence reserves are recorded so that inventories reflect the approximate net realizable value. Factors included in determining obsolescence reserves include current and anticipated demand, customer preferences, age of merchandise, seasonal trends and decisions to discontinue certain products. If assumptions about future demand change or actual market conditions are less favorable than those projected by management, the Company may require additional reserves.

As of January 28, 2007 and January 29, 2006, the Company's inventory valuation reserves were $16,738,000 and $14,265,000, respectively.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation is provided on buildings, furniture, fixtures and equipment, and computer software using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements and capital lease assets are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets. Computer software consists primarily of third-party software purchased for internal use. Costs associated with the preliminary stage of a project are expensed as incurred. Once the project is in the development phase, external consulting costs, as well as internal labor costs, are capitalized. Training costs, data conversion costs and maintenance costs are expensed as incurred. Maintenance and repairs to furniture, fixtures and equipment are expensed as incurred.

Long-lived assets are reviewed for impairment, based on undiscounted cash flows. The Company conducts this review annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If this review indicates that the carrying amount of the long-lived assets is not recoverable, the Company will recognize an impairment loss, measured by the future discounted cash flow method or market appraisals.

The Company's property and equipment is depreciated using the following estimated useful lives:

Buildings	39 years or term of lease
Furniture, fixtures and equipment	2 - 12 years
Leasehold improvements	3 - 20 years
Computer software	3 - 7 years

Goodwill and Intangible Assets

The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, "*Goodwill and Other Intangible Assets.*" The carrying value of goodwill of $14,422,000 as of January 28, 2007 and January 29, 2006, represents the excess of the cost of acquired businesses over the fair market value of their net assets.

Intangible assets consisted solely of servicemarks and trademarks that have an estimated useful life of 10 to 15 years. The servicemarks and trademarks have zero residual value. Changes in the carrying amount for fiscal 2006 and 2005 were as follows (in thousands):

	Carrying Amount	Accumulated Amortization	Net
Balance, January 30, 2005	$ 4,994	$(2,625)	$2,369
Changes	76	(400)	(324)
Write-off	(1,321)	881	(440)
Balance, January 29, 2006	3,749	(2,144)	1,605
Changes	18	(248)	(230)
Write-off	(1,005)	786	(219)
Balance, January 28, 2007	$ 2,762	$(1,606)	$1,156

Amortization expense for the intangible assets was $253,000, $359,000 and $356,000 during fiscal 2006, 2005 and 2004, respectively. For fiscal years 2007 through 2011, the Company estimates the amortization expense to be approximately $190,000 each year.

Insurance Liabilities and Reserves

The Company maintains standard property and casualty insurance on all its properties and leasehold interests, product liability insurance that covers products and the sale of pets, self-insured health plans, employer's professional liability and workers' compensation insurance. Property insurance covers approximately $1.4 billion in buildings and contents, including furniture and fixtures, leasehold improvements and inventory. Under the Company's casualty and workers' compensation insurance policies as of January 28, 2007, it retained an initial risk of loss of $500,000 for each policy per occurrence. The Company establishes reserves for losses based on periodic independent actuarial estimates of the amount of loss inherent in that period's claims, including losses for which claims have been incurred but not reported. Loss estimates rely on actuarial observations of ultimate loss experience for similar historical events, and changes in such assumptions could result in an adjustment to the reserves. As of January 28, 2007 and January 29, 2006, the Company had approximately $67,937,000 and $54,246,000, respectively, in reserves related to casualty, self-insured health plans, employer's professional liability and workers' compensation insurance policies.

Reserve for Closed Stores

The Company continuously evaluates the performance of its retail stores and periodically closes those that are under-performing. Closed stores are generally replaced by a new store in a nearby location. The Company establishes reserves for future occupancy payments on closed stores in the period the store closes in accordance with SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal*." The costs for future occupancy payments are reported in operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. The Company calculates the cost for future occupancy payments, net of sublease income, associated with closed stores using the net present value method, at a credit-adjusted risk-free interest rate, over the remaining life of the lease. Judgment is used to estimate the underlying real estate market related to the expected sublease income, and the Company can make no assurances that additional charges will not be required based on the changing real estate environment.

Property and equipment retirement losses at closed stores are recorded as operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

Income Taxes

The Company establishes deferred income tax assets and liabilities for temporary differences between the financial reporting bases and the income tax bases of assets and liabilities at enacted tax rates expected to be in effect when such assets or liabilities are realized or settled. The Company records a valuation allowance on the deferred income tax assets to reduce the total to an amount it believes is more likely than not to be realized. Valuation allowances at January 28, 2007 and January 29, 2006 were principally to offset certain deferred income tax assets for operating and capital loss carryforwards.

The Company accrues for potential income tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the liability can be reasonably estimated, based on its view of the likely outcomes of current and future audits. The Company adjusts its accrual for income tax contingencies for changes in circumstances and additional uncertainties, such as amendments to existing tax law, both legislated and concluded through the various jurisdictions' tax court systems. If the amounts ultimately settled with tax authorities are greater than the accrued contingencies, the Company must record additional income tax expense in the period in which the assessment is determined. To the extent amounts are ultimately settled for less than the accrued contingencies, or the Company determines that a liability to a taxing authority is no longer probable, the Company reverses the contingency as a reduction of income tax expense in the period the determination is made.

The Company operates in multiple tax jurisdictions and could be subject to audit in any of these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years.

Other Current Liabilities

Other current liabilities consisted of the following (in thousands):

	January 28, 2007	January 29, 2006
Accrued income and sales tax	$ 31,042	$ 34,986
Accounts payable — operating expenses	23,716	24,182
Accrued capital purchases	23,090	23,310
Accrued general liability insurance reserve	13,555	11,514
Gift card liability	12,775	10,755
Deferred revenue	5,807	6,286
Other current liabilities	45,319	37,462
	$155,304	$148,495

Revenue Recognition

The Company recognizes revenue and the related cost of sales (including shipping costs) in accordance with the provisions of Staff Accounting Bulletin, or SAB, No. 101, "*Revenue Recognition in Financial Statements,*" as amended by SAB No. 104, "*Revenue Recognition.*" The Company recognizes revenue for store sales when the customer receives and pays for the merchandise at the register. E-commerce and catalog sales are recognized at the time the Company estimates that the customer receives the product. The Company estimates and defers revenue and the related product costs for shipments that are in-transit to the customer. Customers typically receive goods within a few days of shipment. Such amounts were immaterial as of January 28, 2007 and January 29, 2006. Amounts related to shipping and handling that are billed to customers are reflected in net sales, and the related costs are reflected in cost of sales.

Upon the sale of a gift card, deferred revenue is established for the cash value of the gift card. Deferred revenue is relieved and the sale is recorded upon redemption.

The Company records allowances for estimated returns based on historical return patterns.

Revenue is recognized net of applicable sales tax in the Consolidated Statements of Operations and Comprehensive Income. The Company records sales tax liability in other current liabilities on the Consolidated Balance Sheets.

Vendor Concentration Risk

The Company purchases merchandise inventories from several hundred vendors worldwide. Sales of products from its two largest vendors approximated 15.7%, 15.1% and 15.2% of the Company's net sales for fiscal 2006, 2005 and 2004, respectively.

Advertising

The Company charges advertising costs to expense as incurred, except for direct response advertising, which is capitalized and amortized over its expected period of future benefit, and classifies advertising costs within operating, general and administrative expenses. Total advertising expenditures, net of cooperative income, including direct response advertising, were $86,333,000, $90,454,000 and $70,675,000 for fiscal 2006, 2005 and 2004, respectively. Direct response advertising consists primarily of product catalogs. The capitalized costs of the direct response advertising are amortized over the six-month to one-year period following the mailing of the respective catalog and were not material as of January 28, 2007 and January 29, 2006.

Stock-based Compensation

Prior to January 31, 2005, the Company accounted for stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*," and related interpretations, as permitted by SFAS No. 123, "*Accounting for Stock-based Compensation*." Effective January 31, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the modified retrospective transition method, which allows the adjustment of prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under the provisions of SFAS No. 123.

Stock-based compensation costs include: (a) compensation cost for all share-based payments granted on or before January 30, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 30, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).

Foreign Currency Translation and Transactions

The local currency has been used as the functional currency in Canada. The Company translates assets and liabilities denominated in foreign currency into United States dollars at the current rate of exchange at year-end, and translates revenues and expenses at the average exchange rate during the year. Translation gains and losses are included as a separate component of other comprehensive income, and transaction gains and losses are included in net income.

Other Comprehensive Income

Foreign currency translation adjustments were the only component of other comprehensive income and are reported separately in stockholders' equity. The income tax benefit related to the foreign currency translation adjustments was $297,000, $41,000, and $1,387,000 for fiscal 2006, 2005 and 2004, respectively.

Earnings Per Share

Basic earnings per share is calculated by dividing net income by the weighted average of common shares outstanding during each period. Diluted earnings per share reflects the potential dilution of securities that could share in earnings, such as potentially dilutive common shares that may be issuable upon the exercise of outstanding common stock options and unvested restricted stock, and is calculated by dividing net income by the weighted average shares, including dilutive securities, outstanding during the period.

Recently Issued Accounting Pronouncements

In September 2006, the Securities and Exchange Commission, or SEC, released SAB No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*." SAB No. 108 provides interpretive guidance on the SEC's views regarding the process of quantifying materiality of financial statement misstatements. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The application of SAB No. 108 in the fourth quarter of fiscal 2006 did not have a material effect on the Company's consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation, or FIN, No. 48, "*Accounting for Uncertainty in Income Taxes*," which clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, "*Accounting for Income Taxes*." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating FIN No. 48 to determine its impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements.*" SFAS No. 157 defines fair value, establishes a framework and provides guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating SFAS No. 157 to determine its impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities,*" which expands opportunities to use fair value measurements in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating SFAS No. 159 to determine its impact on the Company's consolidated financial statements.

Reclassifications

For comparative purposes, certain prior year amounts have been reclassified to conform to the current year presentation.

Note 2 — Investments

The Company has an investment in MMI Holdings, Inc., a provider of veterinary and other pet-related services. MMI Holdings, Inc., through a wholly-owned subsidiary, Medical Management International, Inc., collectively referred to as MMIH, operates full-service veterinary hospitals inside 596 of the Company's stores, under the registered trademark of Banfield, The Pet Hospital. Philip L. Francis, PetSmart's Chairman and Chief Executive Officer, and Robert F. Moran, PetSmart's President and Chief Operating Officer, are members of the board of directors of MMIH. The Company's investment consists of common and convertible preferred stock. During fiscal 2006, the Company purchased an additional $4,398,000 of MMIH capital stock from certain MMIH shareholders. The Company's ownership interest in the stock of MMIH was as follows:

	January 28, 2007			January 29, 2006		
	Cost	Shares	Ownership Percentage	Cost	Shares	Ownership Percentage
	(Dollars and shares in thousands)					
Voting common and convertible preferred	$10,549	2,855	17.8%	$ 6,151	2,721	17.1%
Nonvoting common and convertible preferred	27,516	5,235	97.6%	27,516	5,235	97.8%
Total investment	$38,065	8,090	37.2%	$33,667	7,956	37.0%

Of the 2,855,195 shares of voting stock of MMIH held by the Company:

(a) 1,070,772 are shares of voting convertible preferred stock that may be converted into voting common stock at any time at the option of the Company; and

(b) 1,784,423 are shares of voting common stock.

Of the 5,234,837 shares of non-voting stock held by the Company:

(a) 4,821,679 shares of convertible preferred stock are not convertible into voting common stock until the earliest of:

(i) June 1, 2011;

(ii) an acquisition of MMIH; or

(iii) an initial public offering of shares of common stock of MMIH;

(b) 163,158 shares of non-voting convertible preferred stock are convertible into voting common stock at any time at the option of the Company; and

(c) 250,000 shares of MMIH non-voting common stock are only convertible into voting common stock in the event of an initial public offering of shares of common stock of MMIH.

As of January 28, 2007 and January 29, 2006, all shares of voting and non-voting convertible preferred stock are convertible into voting common stock on a one-for-one basis, subject to the restrictions previously discussed.

The Company charges MMIH licensing fees for the space used by the veterinary hospitals, and the Company treats this income as a reduction of the retail stores' occupancy costs. The Company records occupancy costs as a component of cost of sales in its Consolidated Statements of Operations and Comprehensive Income. Licensing fees are determined by fixed costs per square foot, adjusted for the number of days the hospitals are open and sales volumes achieved. The Company recognized licensing fees of $21,362,000 in fiscal 2006, $16,251,000 in fiscal 2005 and $13,144,000 in fiscal 2004. The Company also charges MMIH for its portion of specific operating expenses and treats the reimbursement as a reduction of the stores' operating expenses. Receivables from MMIH totaled $6,937,000 and $5,379,000 at January 28, 2007 and January 29, 2006, respectively, and were included in receivables in the Consolidated Balance Sheets.

In March 2005, the Company entered into a merchandising agreement with MMIH and Hills Pet Nutrition, Inc. to provide certain prescription diet and other therapeutic pet foods in all stores with an operating Banfield hospital. As of January 28, 2007 and January 29, 2006, the Company also had $369,000 and $1,197,000, respectively, payable to MMIH included in other current liabilities in the Consolidated Balance Sheets as a result of activity under this merchandising agreement.

On February 28, 2007, the Company announced an agreement to increase its portion of the voting shares of MMIH and decrease its portion of non-voting shares. See Note 17 for additional information.

Note 3 — Property and Equipment

Property and equipment consists of the following (in thousands):

	January 28, 2007	January 29, 2006
Land	$ 2,991	$ 2,991
Buildings	8,776	8,776
Furniture, fixtures and equipment	533,923	453,079
Leasehold improvements	476,636	412,994
Computer software	94,944	77,907
Buildings, equipment and computer software under capital leases	520,196	422,345
	1,637,466	1,378,092
Less: accumulated depreciation and amortization	683,032	563,779
	954,434	814,313
Construction in progress	77,987	43,345
Property and equipment, net	$1,032,421	$ 857,658

Accumulated amortization of buildings, equipment and computer software under capital leases was approximately $136,567,000 and $106,914,000 as of January 28, 2007 and January 29, 2006, respectively.

The Company recognizes capitalized interest in accordance with SFAS No. 34, "*Capitalization of Interest Cost.*" Capitalized interest primarily consists of interest expense incurred during the construction period for new stores. Capitalized interest was approximately $1,793,000, $1,251,000 and $1,021,000 in fiscal 2006, 2005 and 2004, respectively. Capitalized interest is included in property and equipment in the Consolidated Balance Sheets.

Note 4 — Reserve for Closed Stores

The activity related to the closed store reserve was as follows (in thousands):

	Fiscal Year Ended		
	January 28, 2007	January 29, 2006	January 30, 2005
Opening balance	$ 9,604	$ 9,141	$ 14,762
Charges	4,276	4,309	4,798
Cash payments	(6,191)	(3,846)	(10,419)
Ending balance	$ 7,689	$ 9,604	$ 9,141

The current portion of the closed store reserve is recorded in other current liabilities, and the noncurrent portion of the reserve is recorded in deferred rents and other noncurrent liabilities in the Consolidated Balance Sheets. The Company records charges for new closures and adjustments related to changes in subtenant assumptions and other occupancy payments in operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

The Company made payments of approximately $1,800,000 and $4,000,000 in fiscal 2006 and fiscal 2004, respectively, for the buyout of previously reserved lease obligations.

Note 5 — Impairment of Long-Lived Assets and Asset Write-Downs

During fiscal 2006, the Company recorded expense of $2,767,000 related to the replacement of telecommunications equipment. During fiscal 2005, the Company recorded expense of $2,085,000 for accelerated depreciation due to the replacement of exterior signage. During fiscal 2004, the Company recorded approximately $4,100,000 for the retirement of assets and additional amortization related to store lighting replacements.

Note 6 — Income Taxes

Income before income tax expense was as follows (in thousands):

	Fiscal Year Ended		
	January 28, 2007	January 29, 2006	January 30, 2005
United States	$283,545	$285,228	$235,375
Foreign	6,572	3,981	5,429
	$290,117	$289,209	$240,804

Income tax expense consisted of the following (in thousands):

	Fiscal Year Ended		
	January 28, 2007	January 29, 2006	January 30, 2005
Current provision:			
Federal	$108,940	$102,823	$ 78,577
State/Foreign	14,693	20,596	15,148
	123,633	123,419	93,725
Deferred:			
Federal	(19,180)	(12,339)	(7,246)
State/Foreign	595	(4,361)	(3,128)
	(18,585)	(16,700)	(10,374)
Income tax expense	$105,048	$106,719	$ 83,351

A reconciliation of the federal statutory income tax rate to the Company's effective tax rate is as follows (dollars in thousands):

	Fiscal Year Ended					
	January 28, 2007		January 29, 2006		January 30, 2005	
	Dollars	%	Dollars	%	Dollars	%
Provision at federal statutory tax rate	$101,541	35.0%	$101,224	35.0%	$84,281	35.0%
State income taxes, net of federal income tax benefit	8,327	2.9	9,994	3.5	7,914	3.3
Adjustments to tax reserves	(826)	(0.3)	(4,631)	(1.6)	1,071	0.4
Adjustments to deferred tax assets	1,494	0.5	3,057	1.1	—	—
Tax exempt interest income	(2,834)	(1.0)	(2,625)	(0.9)	(1,376)	(0.6)
Adjustment to valuation allowance	337	0.1	645	0.2	(7,737)	(3.2)
Utilization of capital loss	(3,033)	(1.0)	(650)	(0.2)	(1,247)	(0.5)
Other	42	—	(295)	(0.1)	445	0.2
	$105,048	36.2%	$106,719	36.9%	$83,351	34.6%

The components of the net deferred income tax assets (liabilities) included in the Consolidated Balance Sheets are as follows (in thousands):

	January 28, 2007	January 29, 2006
Deferred income tax assets:		
Capital lease obligations	$ 133,628	$ 84,035
Employee benefit expense	55,593	50,225
Deferred rents	36,473	32,475
Net operating loss carryforwards	21,968	28,556
Capital loss carryforwards	4,974	7,093
Reserve for closed stores	2,909	3,781
Miscellaneous reserves and accruals	1,911	1,915
Other	16,870	14,437
Total deferred income tax assets	274,326	222,517
Valuation allowance	(13,553)	(20,229)
Net deferred income tax assets	260,773	202,288
Deferred income tax liabilities:		
Property and equipment	(109,864)	(70,691)
Inventory	(9,874)	(7,431)
Other	(3,807)	(5,820)
Total deferred income tax liabilities	(123,545)	(83,942)
Net deferred income tax assets	$ 137,228	$118,346

At January 28, 2007 and January 29, 2006, the Company had an accrual for income tax contingencies of $12,768,000 and $14,033,000, respectively.

During fiscal 2006, the Company settled an audit with the Internal Revenue Service. This included settlement of an affirmative issue the Company raised during fiscal 2005 with respect to the characterization of certain losses. The settlement resulted in an overall benefit of $3,389,000. Fiscal 2006 also included $2,952,000 of net tax benefits primarily due to the expiration of the statute of limitations for certain tax positions and additional federal and state tax credits. The net benefits are reflected in income tax expense in the Consolidated Statements of Operations and Comprehensive Income.

During fiscal 2005, the Company recorded a reduction to income tax expense of approximately $6,111,000. The period of assessment, during which additional tax may be imposed for years prior to 2002, expired for several jurisdictions. As a result, the Company determined that approximately $6,503,000 of tax contingency reserves were no longer probable of assertion and reduced them accordingly, with approximately $6,111,000 as a reduction in expense and approximately $392,000 as an increase to additional paid-in capital. The Company also recorded additional tax expense during the third quarter of fiscal 2005 of approximately $2,314,000 resulting from a correction of its deferred tax assets related to equity-based compensation recognized for periods prior to fiscal 2002. In the fourth quarter of 2005, the Company recorded additional tax expense of $2,000,000 resulting from an adjustment to deferred tax assets and liabilities.

As of January 28, 2007, the Company had, for income tax reporting purposes, federal net operating loss carryforwards of $62,419,000 which expire in varying amounts between 2019 and 2020; state net operating loss carryforwards of $2,439,000 which expire in varying amounts between fiscal 2007 and 2019, and capital loss carryforwards of $14,211,000 to offset future capital gains, if any, which will expire in fiscal 2008. The federal net operating loss carryforwards are subject to certain limitations on their utilization pursuant to Section 382 of the Internal Revenue Code of 1986, as amended.

The Company operates in multiple tax jurisdictions and could be subject to audit in these jurisdictions. These audits can involve complex issues that may require an extended period of time to resolve and may cover multiple years.

Note 7 — Earnings Per Share

A reconciliation of the basic and diluted per share calculations for fiscal 2006, 2005 and 2004 is as follows (in thousands, except per share data):

	Fiscal Year Ended		
	January 28, 2007	January 29, 2006	January 30, 2005
Net income	$185,069	$182,490	$157,453
Weighted average shares outstanding — Basic	135,836	140,791	143,888
Effect of dilutive securities:			
Options and restricted stock	3,701	4,786	5,764
Weighted average shares outstanding — Diluted	139,537	145,577	149,652
Earnings per common share:			
Basic	$ 1.36	$ 1.30	$ 1.09
Diluted	$ 1.33	$ 1.25	$ 1.05

Certain stock-based compensation awards representing 1,831,000, 1,068,000 and 191,000 shares of common stock in fiscal 2006, 2005 and 2004, respectively, were outstanding but not included in the calculation of diluted earnings per share because the inclusion of the awards would have been antidilutive for the periods presented.

Note 8 — Equity

Share Purchase Programs

In April 2000, the Board of Directors approved a plan to purchase the Company's common stock. In March 2003, the Board of Directors extended the term of the purchase of the Company's common stock for an additional three years through March 2006 and increased the authorized amount of annual purchases to $35,000,000. In September 2004, the Board of Directors approved a program, which replaced the March 2003 program, authorizing the purchase of up to $150,000,000 of the Company's common stock through fiscal 2005. During the first quarter of fiscal 2005, the Company purchased approximately 3,618,000 shares of its common stock for $105,001,000, which completed the authorized purchase of $150,000,000 of the Company's common stock under the September 2004 program.

In June 2005, the Board of Directors approved a program authorizing the purchase of up to $270,000,000 of the Company's common stock through fiscal 2006. In August 2006, the Board of Directors increased the amount remaining under the June 2005 share purchase program by $141,700,000 to bring the share purchase capacity under the June 2005 share purchase program to $250,000,000 and extended the term of the June 2005 share purchase program to August 9, 2007. During fiscal 2006, the Company purchased approximately 6,266,000 shares of its common stock for $161,864,000. At January 28, 2007, the amount remaining under the June 2005 share purchase program was $89,870,000.

Stockholder Rights Plan

On August 4, 1997, the Company adopted a Stockholder Rights Plan under which one preferred share purchase right was distributed on August 29, 1997 for each share of common stock held on that date. No certificates for the rights will be issued unless a person or group, subject to certain exceptions, acquires 15% or more of the Company's common stock or announces a tender offer for 15% or more of the common stock. Each right entitles the registered holder to purchase from the Company, upon such event, one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share, at a price of $65.00 per one one-hundredth of a preferred share. Each preferred share is designed to be the economic equivalent of 100 shares of common stock. The rights expire August 28, 2007 and are subject to redemption at a price of $0.001 in specified circumstances.

Dividends

In fiscal 2006 and 2005, the Board of Directors declared the following dividends:

Date Declared	Dividend Amount per Share	Stockholders of Record Date	Date Paid
Fiscal 2006:			
March 28, 2006	$0.03	April 28, 2006	May 12, 2006
June 22, 2006	$0.03	July 28, 2006	August 11, 2006
September 20, 2006	$0.03	October 27, 2006	November 10, 2006
December 12, 2006	$0.03	January 26, 2007	February 9, 2007
Fiscal 2005:			
March 22, 2005	$0.03	April 29, 2005	May 20, 2005
June 23, 2005	$0.03	July 29, 2005	August 19, 2005
September 21, 2005	$0.03	October 31, 2005	November 18, 2005
December 12, 2005	$0.03	January 27, 2006	February 10, 2006

Note 9 — Employee Benefit Plans

The Company has a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code, or the 401(k) Plan. The 401(k) Plan covers substantially all employees that meet certain service requirements. The Company matches employee contributions, up to specified percentages of those contributions, as approved by the Board of Directors. In addition, certain employees can elect to defer receipt of certain salary and cash bonus payments pursuant to the Company's Non-Qualified Deferred Compensation Plan. The Company matches employee contributions up to certain amounts as defined in the Non-Qualified Deferred Compensation Plan documents. During fiscal 2006, 2005 and 2004, the Company recognized expense related to matching contributions under these Plans of $4,405,000, $3,262,000 and $3,498,000, respectively.

Note 10 — Financing Arrangements and Lease Obligations

Credit Facility and Letter of Credit Facility

The Company has an available credit facility of $125,000,000, which expires on April 30, 2008. Borrowings under the credit facility are subject to a borrowing base and bear interest, at the Company's option, at a bank's prime rate plus 0% to 0.5% or LIBOR plus 1.25% to 1.75%. The Company is subject to fees payable to lenders each quarter at an annual rate of 0.25% of the unused amount of the credit facility. The credit facility also gives the Company the ability to issue letters of credit, which reduce the amount available under the credit facility. Letter of credit issuances under the credit facility are subject to a borrowing base and bear interest of LIBOR plus 1.25% to

1.75% or LIBOR less 0.50% depending on the type of letter of credit issued. As of January 28, 2007, there were no borrowings or letter of credit issuances under the credit facility.

On June 30, 2006, the Company amended the credit facility to allow for a stand-alone letter of credit facility with availability of $65,000,000. This letter of credit facility expires on June 30, 2009, and the Company is subject to fees payable to the lenders each quarter at an annual rate of 0.20% of the average daily face amount of the letters of credit outstanding during the preceding calendar quarter. In addition, the Company is required to maintain a cash or cash equivalent deposit with the lenders equal to the amount of outstanding letters of credit, or in the case of auction rate securities, must have an amount on deposit, which, when multiplied by the advance rate of 85%, is equal to the amount of outstanding letters of credit. As of January 28, 2007, the Company had $60,700,000 of restricted cash and short-term investments, including $57,400,000 in auction rate securities on deposit with the lenders in connection with the outstanding letters of credit under this facility.

The credit facility and letter of credit facility permit the payments of dividends, so long as the Company is not in default and the payment of dividends would not result in default of the credit facility. As of January 28, 2007, the Company was in compliance with the terms and covenants of its credit facility and letter of credit facility. The credit facility and letter of credit facility are secured by substantially all the Company's personal property assets, its subsidiaries and certain real property.

As of January 28, 2007, a total of $51,603,000 was outstanding under letters of credit to guarantee $49,582,000 for insurance policies, $2,000,000 for capital lease agreements and $21,000 for utilities. The liabilities associated with the insurance policies, capital leases and utilities were recorded in the Consolidated Balance Sheets as of January 28, 2007.

Operating and Capital Leases

The Company leases substantially all its stores, distribution centers and corporate offices under noncancelable leases. The terms of the store leases generally range from 10 to 25 years and typically allow the Company to renew for three to five additional five-year terms. Store leases, excluding renewal options, expire at various dates through fiscal 2024. Generally, the leases require payment of property taxes, utilities, common area maintenance, insurance and, if annual sales at certain stores exceed specified amounts, provide for additional rents. The Company also leases certain equipment under operating leases. Total operating lease expense incurred, net of sublease income, during fiscal 2006, 2005 and 2004 was $221,080,000, $199,593,000 and $194,675,000, respectively. Additional rent included in those amounts was not material.

At January 28, 2007, the future minimum annual rental commitments under all noncancelable leases were as follows (in thousands):

	Operating Leases	Capital Leases
2007	$ 237,052	$ 67,354
2008	231,690	67,620
2009	222,046	68,030
2010	212,834	68,907
2011	204,797	70,221
Thereafter	899,492	461,928
Total minimum rental commitments	$2,007,911	804,060
Less: amounts representing interest		355,059
Present value of minimum lease payments		449,001
Less: current portion		17,667
Long-term obligations		$431,334

The rental commitments schedule includes all locations for which the Company has the right to control the use of the property and includes open stores, closed stores, stores to be opened in the future, distribution centers and corporate offices. The Company has recorded accrued rent of $1,849,000 and $2,043,000 in accrued occupancy in the Consolidated Balance Sheets as of January 28, 2007 and January 29, 2006 respectively. In addition to the commitments scheduled above, the Company has executed lease agreements with total minimum lease payments of $416,960,000. The typical lease term for these agreements is 10 to 15 years. The Company does not have the right to control the use of the property under these leases at January 28, 2007.

Future minimum annual rental commitments have not been reduced by amounts expected to be received from subtenants. At January 28, 2007, the future annual payments expected to be collected from subtenants are as follows (in thousands):

2007	$ 4,972
2008	4,906
2009	4,305
2010	3,954
2011	3,955
Thereafter	12,784
	$34,876

Note 11 — Litigation and Settlements

Litigation

The Company is involved in the defense of various legal proceedings that it does not believe are material to its financial position or results of operations.

During fiscal 2006, the Company recognized a charge of $3,382,000 from a legal settlement, which is included in operating, general and administrative expense in the Consolidated Statements of Operations and Comprehensive Income.

The Company recognized gains of $8,500,000, net of legal costs, and $3,600,000 from legal settlements in fiscal 2005 and 2004, respectively. In addition, the Company recognized a gain of $2,750,000 in fiscal 2005 related to a Visa/Mastercard antitrust litigation settlement. These gains were recorded in operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.

Note 12 — Commitments and Contingencies

Guarantees

The following is a summary of agreements that the Company has determined are within the scope of FIN No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB interpretation No. 34,"* which are specifically grandfathered because the guarantees were in effect prior to December 31, 2002. Accordingly, the Company has no liabilities recorded for these agreements as of January 28, 2007, except as noted below.

As permitted under Delaware law and the Company's bylaws and certificate of incorporation, the Company has agreements to indemnify its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the request of the Company. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a directors' and officers' insurance policy that may enable it to recover a portion of any future amounts paid. Assuming the applicability of coverage and the willingness of the insurer to assume coverage and subject to certain retention, loss limits and other policy provisions, the Company believes the estimated fair value of this indemnification obligation is not material. However, no assurances can be given that the insurers will not attempt to dispute the validity, applicability or amount of coverage without expensive and time-consuming litigation against the insurers.

Lease Contingencies

In December 1997, the Company entered into operating lease agreements for a pool of 11 properties. Under the agreements, in year ten of the lease, the Company must elect to either cancel the leases and pay a cancellation fee, make an offer to purchase the leased property for a predetermined value or amend the leases with a provision for a change in rent payments and a cancellation price at the end of the amended term. In January 2007, the Company elected the cancellation option on two leases, the purchase option on three leases, and an extension on the remaining six leases with a change in rent payments to occur in January 2008. The landlords for the leases where the Company elected the cancellation option must respond to the Company's election by June 2007. The landlords for the leases where the Company made an offer to purchase must respond to the Company's offer by September 2007. The landlords for the leases where the Company elected to change rent payments must respond to the Company's election by November 2007. The Company does not believe that the impact of these leases and election will be material to its consolidated financial statements.

In May 1998, the Company entered into additional operating lease agreements for a pool of eight properties. Under the agreements, in year ten of the lease, the Company must elect to either cancel the leases and pay a cancellation fee, make an offer to purchase the leased property for a predetermined value or amend the leases with a provision for a change in rent payments and a cancellation price at the end of the amended term. The decision date for each property is May 2007, with any payment under these options to occur in May 2008. The Company is currently evaluating its options under the lease agreements to determine the impact on its consolidated financial statements.

Purchase Commitment

The Company has purchase obligations for certain advertising of approximately $10,525,000 in fiscal 2007.

Note 13 — Stock Incentive Plans

The Company has several stock incentive plans, including plans for stock options, employee stock purchases and restricted stock. During fiscal 2006, the Company's stockholders approved the 2006 Equity Incentive Plan which combined the remaining shares from the 2003 Equity Incentive Plan and the 1997 Equity Incentive Plan and included an additional 2,500,000 shares of common stock authorized for issuance. The Company also had stock options outstanding under its 1996 Non-Employee Directors Equity Plan, which expired on May 11, 2002. No further stock options may be granted under the 1996 Non-Employee Directors Equity Plan

At January 28, 2007, stock option grants representing 7,327,000 shares of common stock were outstanding under all of the stock option plans, and 9,329,000 of additional stock options or awards may be issued under the 2006 Equity Incentive Plan. These grants are made to employees, including officers, consultants and directors of the Company, at the fair market value on the date of the grant.

Activity in all of the Company's stock option plans is as follows (in thousands, except per share data):

	2004			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	13,027	$ 9.80		
Granted	3,055	$24.27		
Exercised	(4,073)	$ 9.10		$ 87,490
Forfeited/cancelled	(979)	$16.33		
Outstanding at end of year	11,030	$13.48	6.77	$186,740
Vested and expected to vest at end of year	11,030	$13.48	6.77	$186,740
Exercisable at end of year	6,124	$ 8.71	5.46	$132,101

	2005			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	11,030	$13.48		
Granted	929	$29.95		
Exercised	(2,514)	$10.82		$45,630
Forfeited/cancelled	(661)	$23.04		
Outstanding at end of year	8,784	$15.27	6.21	$92,504
Vested and expected to vest at end of year	8,429	$14.84	6.12	$91,861
Exercisable at end of year	6,128	$11.56	5.39	$84,113

	2006			
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	8,784	$15.27		
Granted	1,014	$24.33		
Exercised	(1,919)	$12.36		$ 31,061
Forfeited/cancelled	(552)	$25.19		
Outstanding at end of year	7,327	$16.54	5.45	$101,603
Vested and expected to vest at end of year	7,024	$16.15	5.39	$100,180
Exercisable at end of year	5,354	$13.21	4.93	$ 92,051

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan, or ESPP, that allows essentially all employees who meet certain service requirements to purchase the Company's common stock on semi-annual offering dates at 85% of the fair market value of the shares on the offering date or, if lower, at 85% of the fair market value of the shares on the purchase date. A maximum of 4,000,000 shares is authorized for purchase until the ESPP plan termination date of July 31, 2012. Share purchases and proceeds were as follows (in thousands):

	Fiscal Year		
	2006	2005	2004
Shares purchased	216	250	271
Aggregate proceeds	$4,334	$5,255	$5,468

Restricted Stock

The Company may grant restricted stock under the 2006 Equity Incentive Plan. Under the terms of the plans, employees may be awarded shares of common stock of the Company, subject to approval by the Board of Directors. The employee may be required to pay par value for the shares depending on their length of service. The shares of common stock awarded under the plans are subject to a reacquisition right held by the Company. In the event that the award recipient's employment by, or service to, the Company is terminated for any reason, the Company is entitled to simultaneously and automatically reacquire for no consideration all of the unvested shares of restricted common stock previously awarded to the recipient.

Activity in the Company's restricted stock plan is as follows (in thousands):

	Fiscal Year					
	2006		2005		2004	
	Shares	Weighted-Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value
Outstanding at beginning of year	1,800	$24.41	1,066	$20.02	574	$15.23
Granted	1,000	$24.47	989	$29.70	617	$24.39
Vested	(7)	$25.66	—	$ —	—	$ —
Forfeited	(413)	$25.01	(255)	$26.73	(125)	$19.28
Outstanding at end of year	2,380	$24.33	1,800	$24.41	1,066	$20.02

Note 14 — Stock-Based Compensation

Stock-based compensation charged against operating, general and administrative expense and the total income tax benefit recognized in the Consolidated Statement of Operations and Comprehensive Income were as follows (in thousands):

	Fiscal Year		
	2006	2005	2004
Stock options expense	$ 8,625	$11,424	$22,053
Employee stock purchase plan expense	1,311	1,140	1,587
Restricted stock expense	9,384	9,834	4,812
Total stock-based compensation cost	$19,320	$22,398	$28,452
Tax benefit	$ 6,330	$ 6,546	$11,189

The cumulative effect of adopting SFAS No. 123(R), which includes the impact of changing from the prior method of recognizing forfeitures as they occurred to estimating forfeitures at the grant date, was not material and is included in operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income for fiscal 2005.

At January 28, 2007, the total unrecognized stock-based compensation cost net of forfeitures was $36,778,000. The Company expects to recognize that cost over a weighted average period of 2.4 years.

The Company estimated the fair value of stock options issued after January 30, 2005 using a lattice option pricing model. Expected volatilities are based on implied volatilities from traded call options on the Company's stock, historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time the Company expects options granted to be outstanding. The risk-free rates for the periods within the contractual life of the option are based on the monthly U.S. Treasury yield curve in effect at the time of the option grant using the expected life of the option. The fair value of stock options issued on and before January 30, 2005 was estimated using the Black-Scholes option pricing model. Stock options are amortized straight-line over the vesting period by a charge to income. Actual values of grants could vary significantly from the results of the calculations. The following assumptions were used to value grants:

	Fiscal Year		
	2006	2005	2004
Dividend yield	0.48%	0.45%	0.10%
Expected volatility	34.6%	35.1%	60.1%
Risk-free interest rate	4.64%	4.59%	3.22%
Forfeiture rate	14.7%	13.0%	N/A(1)
Expected lives	4.6 years	6.9 years	2.9 years
Vesting periods	4 years	4 years	4 years
Term	7 years	10 years	10 years
Weighted average fair value	$ 8.63	$ 11.97	$ 12.14

(1) Prior to the adoption of SFAS No. 123(R), forfeitures were recognized as they occurred.

The Company estimated the fair value of employee stock plan purchases using the Black-Scholes option pricing model. The valuation model requires the input of subjective assumptions including the expected volatility and lives. Actual values of purchases could vary significantly from the results of the calculations. Employee stock plan purchases generally vest over a six-month period and have no expiration. The following assumptions were used to value purchases:

	Fiscal Year		
	2006	2005	2004
Dividend yield	0.48%	0.47%	0.40%
Expected volatility	29.3%	29.7%	60.5%
Risk-free interest rate	5.15%	3.94%	2.01%
Expected lives	0.5 years	0.5 years	0.5 years

Restricted stock, which was issued at the fair market value on the date of the grant and cliff vests after four years, is being amortized ratably by a charge to income over the four-year term of the restricted stock awards.

Note 15 — Supplemental Schedule of Cash Flows

Supplemental cash flow information for fiscal 2006, 2005 and 2004 was as follows (in thousands):

	Fiscal Year		
	2006	2005	2004
Interest paid	$ 37,913	$ 28,804	$20,044
Income taxes paid, net of refunds	$125,468	$ 92,390	$87,468
Assets acquired using capital lease obligations	$ 98,628	$114,350	$85,912
Assets acquired using other current liabilities	$ 3,437	$ 17,204	$ —
Dividends declared but unpaid	$ 4,064	$ 4,170	$ 4,363

Note 16 — Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial information for fiscal 2006 and 2005 is as follows:

Fiscal Year Ended January 28, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net sales	$1,011,529	$1,020,609	$1,034,810	$1,166,909
Gross profit	$ 310,080	$ 304,847	$ 308,609	$ 384,234
Operating income	$ 74,679	$ 61,980	$ 56,462	$ 128,713
Income before income tax expense	$ 67,946	$ 52,660	$ 49,543	$ 119,968
Net income	$ 41,764	$ 34,630	$ 31,728	$ 76,947
Basic earning per common share	$ 0.30	$ 0.25	$ 0.23	$ 0.58
Diluted earning per common share	$ 0.30	$ 0.25	$ 0.23	$ 0.56
Dividends declared per common share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Weighted average shares outstanding:				
Basic	137,449	137,667	135,041	133,188
Diluted	141,088	141,237	138,714	136,928

Fiscal Year Ended January 29, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Net sales	$903,150	$899,097	$907,663	$1,050,589
Gross profit	$279,379	$281,737	$263,545	$ 348,340
Operating income	$ 77,799	$ 61,133	$ 50,639	$ 121,809
Income before income tax expense	$ 72,300	$ 56,537	$ 44,894	$ 115,478
Net income	$ 44,709	$ 35,745	$ 31,133	$ 70,903
Basic earning per common share	$ 0.31	$ 0.25	$ 0.22	$ 0.51
Diluted earning per common share	$ 0.30	$ 0.24	$ 0.21	$ 0.50
Dividends declared per common share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Weighted average shares outstanding:				
Basic	142,690	141,917	140,525	137,974
Diluted	148,148	147,099	144,842	142,130

Note 17 — Subsequent Events

Plan to Exit the State Line Tack Product Line

On February 28, 2007, the Company announced its plans to exit the equine product line including the sale or discontinuation of State Line Tack.com and the equine catalog. The Company expects to complete the exit of the equine product line in fiscal 2007.

MMI Holdings, Inc.

On February 28, 2007, the Company announced an agreement to increase its portion of the voting shares of MMIH, the operator of Banfield, The Pet Hospital. The increase will result in the Company accounting for its share in MMIH using the equity method of accounting. As part of the agreement, the Company sold a portion of its shares in MMIH to Mars, Inc., the owner of the largest portion of MMIH. The Company received proceeds of $111,752,000 in March 2007.

Agreement to Acquire 19 Super Pet Stores in Canada

On February 15, 2007, the Company announced an agreement in principle to acquire 19 Super Pet stores in Canada. The acquisition is subject to the parties entering into a definitive agreement and the satisfaction of standard closing conditions and certain regulatory approvals. The transaction is expected to close within 60 days following the execution of the definitive agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PetSmart, Inc.
Phoenix, Arizona

We have audited the consolidated financial statements of PetSmart, Inc. and subsidiaries (the "Company") as of January 28, 2007 and January 29, 2006, and for each of the three years in the period ended January 28, 2007, management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 28, 2007, and the effectiveness of the Company's internal control over financial reporting as of January 28, 2007, and have issued our reports thereon dated March 27, 2007; such consolidated financial statements and reports are included elsewhere in this Form 10-K. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
March 27, 2007

PetSmart, Inc. and Subsidiaries

Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Expense	Deductions	Balance at End of Period
	(In thousands)			
Valuation reserves deducted in the Consolidated Balance Sheets from the asset to which it applies:				
Merchandise inventories:				
Lower of cost or market				
Fiscal 2004	$ 1,845	$ 387	$ (949)	$1,283
Fiscal 2005	$ 1,283	$ 8,347	$ (1,096)	$8,534
Fiscal 2006	$ 8,534	$ 1,716	$ (1,107)	$9,143
Shrink				
Fiscal 2004	$10,055	$15,186	$(20,955)	$4,286
Fiscal 2005	$ 4,286	$24,671	$(23,226)	$5,731
Fiscal 2006	$ 5,731	$25,881	$(24,017)	$7,595


PETSMART

19601 North 27th Avenue
Phoenix, Arizona 85027

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 20, 2007

TO THE STOCKHOLDERS OF PETSMART, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of PetSmart, Inc., a Delaware corporation, will be held on Wednesday, June 20, 2007, at 10:00 A.M. local time, at The Westin O'Hare, 6100 North River Road, Chicago, Illinois 60018, for the following purposes:

1. To elect three Directors to hold office until the 2010 Annual Meeting of Stockholders;
2. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, for our fiscal year 2007, ending February 3, 2008;
3. To approve the continuation of the PetSmart, Inc. Executive Short Term Incentive Plan; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 23, 2007, as the record date for the determination of stockholders entitled to notice of and to vote on the items listed above at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

Scott A. Crozier
Secretary

May 7, 2007

YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD FOR VOTING BY INTERNET OR BY TELEPHONE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON; OR, IF YOU PREFER, KINDLY MARK, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE (WHICH IS POSTAGE PREPAID, IF MAILED IN THE UNITED STATES). EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES OF RECORD ARE HELD BY A BROKER, BANK, OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

CONTENTS



19601 North 27th Avenue
Phoenix, Arizona 85027

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
JUNE 20, 2007

ARTICLE I. PROXY MATERIALS AND ANNUAL MEETING

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

1. **Q: General — Why am I receiving these materials?**

   A: On or about May 7, 2007, we sent the Notice of Annual Meeting of Stockholders, Proxy Statement, and Proxy Card to you, and to all stockholders of record as of the close of business on April 23, 2007, because the Board of Directors of PetSmart, Inc., is soliciting your proxy to vote at the 2007 Annual Meeting of Stockholders. Also enclosed is our 2006 Annual Report.

2. **Q: Date, Time, and Place — When and where is the Annual Meeting of Stockholders?**

   A: The Annual Meeting of Stockholders will be held on Wednesday, June 20, 2007, at 10:00 A.M. local time, at The Westin O'Hare, 6100 North River Road, Chicago, Illinois 60018.

3. **Q: Purpose — What is the purpose of the Annual Meeting of Stockholders?**

   A: At our Annual Meeting, stockholders will act upon the matters outlined in this Proxy Statement and in the Notice of Annual Meeting on the cover page of this Proxy Statement, including the election of Directors, ratification of our independent registered public accounting firm and approval of the continuation of our Executive Short Term Incentive Plan. The Annual Meeting will be followed by a management presentation on our performance, and management will respond, if applicable, to questions from stockholders.

4. **Q: Attending the Annual Meeting — How can I attend the Annual Meeting?**

   A: You will be admitted to the Annual Meeting if you were a PetSmart stockholder or joint holder as of the close of business on April 23, 2007, or you hold a valid proxy for the Annual Meeting. You should be prepared to present photo identification for admittance. In addition, if you are a stockholder of record, your name will be verified against the list of stockholders of record prior to admittance to the Annual Meeting. If you are not a stockholder of record but hold shares through a broker, trustee, or nominee, you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to April 23, 2007, a copy of the voting instruction card provided by your broker, trustee, or nominee, or other similar evidence of ownership. If a stockholder is an entity and not a natural person a maximum of two representatives per such stockholder will be admitted to the Annual Meeting. Such representatives must comply with the procedures outlined above and must also present evidence of authority to represent such entity. If a stockholder is a natural person and not an entity, such stockholder and his/her immediate family members will be admitted to the Annual Meeting, provided they comply with the above procedures. In order to be admitted to the Annual Meeting, all attendees must provide photo identification and comply with the other procedures outlined above upon request.

5. **Q: Multiple Sets of Proxy Materials — What should I do if I receive more than one set of voting materials?**

   A: You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple Proxy Cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Proxy Card. Please vote each Proxy Card and voting instruction card that you receive.

6. **Q: Householding and Electronic Distribution — How can I receive my proxy materials electronically?**

A: If you received your Annual Meeting materials by United States mail, we encourage you to conserve natural resources, and significantly reduce printing and mailing costs by signing up to receive your PetSmart stockholder communications electronically. With electronic delivery, you will be notified via e-mail of the availability of the Annual Report and Proxy Statement on the Internet, and you can easily vote online. Electronic delivery can also help reduce the number of bulky documents in your personal files and eliminate duplicate mailings. To enroll for electronic delivery, visit *www.petm.com* and click on the link "Reduce Paper."

The Securities and Exchange Commission, or SEC, has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for Proxy Statements with respect to two or more stockholders sharing the same address by delivering a copy of these materials, other than the Proxy Card, to those stockholders. This process, which is commonly referred to as "householding," can mean extra convenience for stockholders and cost savings for PetSmart. Beneficial Owners can request information about householding from their banks, brokers, or other holders of record. Through householding, stockholders of record who have the same address and last name will receive only one copy of our Proxy Statement and Annual Report, unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce printing costs and postage fees.

Stockholders who participate in householding will continue to receive separate Proxy Cards. If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of Proxy Statements and Annual Reports, or if you hold stock in more than one account and wish to receive only a single copy of the Proxy Statement or Annual Report for your household, please contact ADP Householding Department, in writing, at 51 Mercedes Way, Edgewood, New York 11717, or by phone at (800) 542-1061. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Statement and Annual Report, please notify your broker if you are a Beneficial Owner. Record Holders may also direct their written requests to PetSmart, Inc., 19601 North 27th Avenue, Phoenix, Arizona 85027, Attention: Corporate Secretary, or by phone at (623) 587-2025.

7. **Q: Record Holders and Beneficial Owners — What is the difference between holding shares as a Record Holder versus a Beneficial Owner?**

A: Most PetSmart stockholders hold their shares through a broker or other nominee rather than directly in their own name. There are some distinctions between shares held of record and those owned beneficially:

Record Holders — If your shares are registered directly in your name with our Transfer Agent, Wells Fargo Shareowner Services, you are considered, with respect to those shares, the stockholder of record or Record Holder. As the stockholder of record, you have the right to grant your voting proxy directly to PetSmart or to vote in person at the Annual Meeting. We have enclosed or sent a Proxy Card for you to use.

Beneficial Owner — If your shares are held in a brokerage account or by another nominee, you are considered the Beneficial Owner of shares held in *street name*, and these proxy materials are being forwarded to you automatically, along with a voting instruction card from your broker, trustee, or nominee. As a Beneficial Owner, you have the right to direct your broker, trustee, or nominee how to vote and are also invited to attend the Annual Meeting. Since a Beneficial Owner is not the stockholder of record, you may not vote these shares in person at the meeting unless you obtain a "legal proxy" from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee, or nominee has enclosed or provided voting instructions for you to use in directing how to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange, or NYSE, on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes.

8. **Q: Voting — Who can vote and how do I vote?**

A: Only holders of our Common Stock at the close of business on April 23, 2007, will be entitled to notice of and to vote at the Annual Meeting. At the close of business on April 23, 2007, we had outstanding and entitled to vote 135,973,770 shares of Common Stock. Each holder of our Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

To ensure that your vote is recorded promptly, please vote as soon as possible, even if you plan to attend the Annual Meeting in person. Most stockholders have four options for submitting their votes:

- via the Internet;
- by phone;
- by mail, using the paper Proxy Card; or
- in person at the Annual Meeting with a Proxy Card/legal proxy.

If you have Internet access, **we encourage you to record your vote on the Internet at *www.proxyvote.com*.** It is convenient for you and it saves PetSmart significant postage and processing costs. In addition, when you vote via the Internet or by phone prior to the date of our Annual Meeting, your vote is recorded immediately and there is no risk that postal delays will cause your vote to arrive late and, therefore, not be counted. For further instructions on voting, see your Proxy Card or, if applicable, the e-mail you received for electronic delivery of this Proxy Statement. If you attend the Annual Meeting, you may also submit your vote in person, and any previous votes that you submitted, whether by Internet, phone, or mail, will be superceded by the vote that you cast at the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank, or other nominee and you wish to vote at the Annual Meeting, you must obtain from the Record Holder a legal proxy issued in your name.

9. **Q: Revocation of Proxy — May I change my vote after I return my proxy?**

A: Yes. Even after you have submitted your proxy/vote, you may revoke or change your vote at any time before the proxy is exercised by: the timely delivery of a valid, later-dated proxy, later-dated vote by telephone, or a later-dated vote via the Internet; timely written notice of revocation with our Corporate Secretary at our principal executive office at 19601 North 27th Avenue, Phoenix, Arizona 85027; or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

10. **Q: Quorum — What constitutes a quorum?**

A: Presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the Common Stock outstanding on April 23, 2007, will constitute a quorum, permitting the Annual Meeting to proceed and business to be conducted. As of April 23, 2007, 135,973,770 shares of Common Stock, representing the same number of votes, were outstanding. Thus, the presence of the holders of Common Stock representing at least 67,986,886 votes will be required to establish a quorum. Proxies received but marked as abstentions will be included in the calculation of the number of votes considered to be present at the meeting.

11. **Q: Voting Results — Where can I find the voting results of the Annual Meeting?**

A: We intend to announce preliminary voting results at the Annual Meeting and in the Annual Meeting section of the PetSmart website located at *www.petm.com*. We will publish final results in our Form 10-Q Quarterly Report for the second quarter of fiscal year 2007.

12. **Q: Solicitation — Who will pay the costs of soliciting these proxies?**

A: We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this Proxy Statement, the Proxy Card, and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding shares of Common Stock beneficially owned by others to forward to such Beneficial Owners. We may reimburse persons representing Beneficial Owners of Common Stock for their reasonable costs of forwarding solicitation materials to such Beneficial Owners. Original solicitation of proxies may be supplemented by electronic means, mail, facsimile, telephone, or personal solicitation by our Directors, officers, or other employees. No additional compensation will be paid to our Directors, officers, or other regular employees for such services.

13. **Q: Additional Matters at the Annual Meeting — What happens if additional matters are presented at the Annual Meeting?**

A: Other than the three proposals described in this Proxy Statement, we are not aware of any other properly submitted business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Philip L. Francis, our Chief Executive Officer and Chairman of the Board, and Scott A. Crozier, our Senior Vice President, General Counsel, Secretary, and Chief Compliance Officer, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If, for any unforeseen reason, any of our nominees are not available as a candidate for Director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board of Directors.

14. **Q: Stockholder Proposals — What is the deadline to propose actions for consideration at next year's Annual Meeting of Stockholders, or to nominate individuals to serve as Directors?**

A: Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the deadline for submitting a stockholder proposal for inclusion in our Proxy Statement and Proxy Card for our 2008 Annual Meeting of Stockholders is January 8, 2008. Under our Bylaws, stockholders who wish to bring matters or propose Director nominees at our 2008 Annual Meeting of Stockholders must provide specified information to us by January 8, 2008. Stockholders are also advised to review our Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and Director nominations. PetSmart's Bylaws have been published in the Corporate Governance section of the PetSmart website located at *www.petm.com*. Proposals by stockholders must be mailed to our Corporate Secretary at our principal executive office at 19601 North 27th Avenue, Phoenix, Arizona 85027.

15. **Q: Nomination of Directors — How do I submit a proposed Director nominee to the Board of Directors for consideration?**

A: You may propose Director nominees for consideration by the Board of Directors' Corporate Governance Committee. Any such recommendation should include the nominee's name and qualifications for Board membership and should be directed to our Corporate Secretary at the address of our principal executive office set forth above. Such recommendation should disclose all relationships that could give rise to a lack of independence and also contain a statement signed by the nominee acknowledging that he or she will owe a fiduciary obligation to PetSmart and our stockholders. The section titled "Corporate Governance and the Board of Directors" below provides additional information on the nomination process. In addition, please review our Bylaws in connection with nominating a Director for election at our Annual Meeting of Stockholders.

ARTICLE II. CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

CORPORATE GOVERNANCE

Over the course of PetSmart's history, the Board of Directors has developed corporate governance practices consistent with its duties of good faith, due care, and loyalty, to help fulfill its responsibilities to our stockholders.

Board of Directors Meetings and Committees

During the fiscal year ended January 28, 2007, the Board of Directors held six meetings. The independent Directors met without any management present at each regularly scheduled Board of Directors meeting. Commencing fiscal year 2006, Mr. Josefowicz became our Lead Director, and typically presided over the executive sessions. The Board of Directors has an Audit Committee, a Corporate Governance Committee, and a Compensation Committee. During fiscal year 2006, all Directors attended at least 75% of the aggregate meetings of the Board of Directors and of the committees on which they served that were held during the period for which they were a Director or committee member, respectively. Directors are invited and are expected to attend the Annual Meeting of Stockholders, and all Directors attended the 2006 Annual Meeting of Stockholders.

Committee Composition: The following table provides the composition of each of our committees as of January 28, 2007:

Director	Audit Committee[1]	Corporate Governance Committee	Compensation Committee[2]
Lawrence A. Del Santo		✓	✓
Philip L. Francis			
Rita V. Foley			✓
Rakesh Gangwal	✓		
Joseph S. Hardin, Jr.		✓	
Gregory P. Josefowicz		✓	✓
Amin I. Khalifa	✓		
Ronald Kirk		✓	
Richard K. Lochridge	✓		
Barbara A. Munder		✓	
Thomas G. Stemberg			✓
Jeffery W. Yabuki	✓		

1 Additional information regarding the Audit Committee can be found starting on Page 18

2 Additional information regarding the Compensation Committee can be found starting on Page 19

Corporate Governance Committee

The Corporate Governance Committee acts under a written charter that was approved by the Board of Directors. In addition, the Corporate Governance Committee has adopted the Corporate Governance Guidelines documenting many of the PetSmart governance practices. The Corporate Governance Committee Charter and Corporate Governance Guidelines have been published in the Corporate Governance section of the PetSmart website located at *www.petm.com*. The Corporate Governance Committee assists the Board of Directors with such duties as fulfilling its responsibility for oversight of corporate governance practices, Board of Directors and committee composition and governance, reviewing and recommending to the Board of Directors the compensation of our independent Directors, succession planning and the nomination process of PetSmart Directors. During fiscal year 2006, the Corporate Governance Committee was initially composed of the following independent Directors: Ms. Munder and Messrs. Del Santo, Hardin, Kirk, and Salmon. Mr. Josefowicz replaced Mr. Salmon who retired from the Board of Directors in June 2006, in accordance with our Corporate Governance Guidelines, Board of Director Retirement Age Policy. All members of our Corporate Governance Committee are independent, as independence is defined in Rule 4200(a)(15) of the listing standards of The NASDAQ Stock Market LLC. The Corporate Governance Committee met three times during fiscal year 2006.

Corporate Governance Philosophy

With a view to enhancing stockholder value over the long term, PetSmart is committed to having sound corporate governance practices. The culture at PetSmart demands integrity. The Board of Directors and management recognize that long-term interests of stockholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties, including associates, applicants, customers, suppliers, government officials, and the public at large. Directors, in performing their duties, are expected to promote the best interests of stockholders in terms of corporate governance, fiduciary responsibilities, compliance with applicable laws and regulations, and the maintenance of accounting, financial, disclosure, and other controls. In all actions taken by the Board of Directors, the Directors are expected to exercise their business judgment in what they reasonably believe to be in the best interests of PetSmart.

Independence

Board member independence is an essential element of PetSmart corporate governance. The Board of Directors has determined that each of the current non-employee Directors and each nominee for Director is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to PetSmart. Philip L. Francis, Chief Executive Officer and Chairman of the Board is the sole member of the Board of Directors that is not independent due to his position as the Chief Executive Officer. Each member of the Corporate Governance Committee, Compensation Committee, and Audit Committee meets the applicable rules and regulations regarding "independence."

Corporate Governance Committee Charter

The Corporate Governance Committee Charter identifies the roles and responsibilities that govern the Corporate Governance Committee, such as:

- reviewing and approving the Corporate Governance Guidelines and the revised Corporate Governance Committee Charter;
- reviewing the succession planning practices and procedures of PetSmart;
- providing the Board of Directors with a recommendation relating to the succession of the Chief Executive Officer, in the event his employment terminates for any reason;
- evaluating the overall effectiveness of the organization of the Board of Directors and the performance by the Board of Directors and each of its members;
- conducting a formal evaluation of the performance of the Chief Executive Officer;
- reviewing the skills and characteristics required for the Board of Directors with the skills and characteristics actually represented through individuals on the Board of Directors;
- developing lists of desirable Director candidates;
- reviewing and recommending the nominated slate of Directors for election; and
- reviewing and recommending approval by the Board of Directors to fill the position of Lead Director, as well as Committee Chairs and Committee members.

Nomination Process — Qualifications

The Corporate Governance Committee is responsible for reviewing the appropriate skills and characteristics required of Directors in the context of prevailing business conditions, and in its nominating committee capacity, for making recommendations regarding the size and composition of the Board of Directors. The objective of the Corporate Governance Committee is to create and sustain a Board of Directors that brings to PetSmart a variety of perspectives and skills derived from high-quality business and professional experience. Directors should possess the highest personal and professional ethics, integrity, and values, and be committed to representing the long-term interests of the stockholders. They must also have an inquisitive and objective perspective, practical wisdom, and mature judgment. We endeavor to have a Board of Directors representing diverse experience at policy-making levels in business, government, education, and technology, and in areas that are relevant to PetSmart's business activities. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serving on the Board of Directors for an extended period of time.

We will consider all stockholder recommendations for candidates for the Board of Directors and, to date, we have not received a timely Director nominee from a stockholder or stockholders holding more than 5% of our Common Stock. Any recommendation should be sent to the Corporate Secretary at our principal executive office at 19601 North 27th Avenue, Phoenix, Arizona 85027. The Corporate Governance Guidelines, which are published in the Corporate Governance section of the PetSmart website located at *www.petm.com*, specify various qualifications and qualities required for Directors. In addition, further details about the nomination process may be found above in the question entitled "Nomination of Directors – How do I submit a proposed Director nominee to the Board of Directors for consideration?"

We also consider potential candidates recommended by current Directors, officers, employees, and others. We also retain the services of search firms to provide us with candidates, especially when we are looking for a candidate with a particular expertise, quality, skill, or background. The Corporate Governance Committee screens all potential candidates in the same manner, regardless of the source of the recommendation. Our review is typically based on any written materials provided with respect to the potential candidate. The Committee, while considering the current composition of the Board of Directors, determines whether the candidate meets our minimum qualifications, as set forth above, and specific qualities and skills for Directors, and whether requesting additional information or an interview is appropriate. Prior to completing this evaluation, the Committee conducts face-to-face interviews between members of the Corporate Governance Committee and the potential candidate, and then makes a recommendation to the full Board of Directors as to the persons who should be nominated by the Board of Directors. The Board of Directors determines the nominees after considering the recommendation of the Committee.

Code of Business Ethics and Policies

All PetSmart associates must act ethically at all times and in accordance with the policies comprising the PetSmart Code of Business Ethics and Policies. We demand full compliance with this policy and all designated associates, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and such other individuals performing similar positions, have signed a certificate acknowledging that they have read, understood, and will continue to comply with the policy. PetSmart includes the Code of Business Ethics and Policies in new hire materials, has implemented computer-based training on the policy, and periodically requires appropriate associates to recertify as to their understanding of and compliance with the policy. The policy is published and any amendments or waivers thereto will be published in the Corporate Governance section of the PetSmart website located at *www.petm.com*.

Disclosure and Ethics Committee

We have a Disclosure and Ethics Committee, comprised of our Chief Executive Officer, Chief Operating Officer, Chief Compliance Officer, Chief Financial Officer, Chief Accounting Officer and certain other executives. The Disclosure and Ethics Committee meets several times each quarter and is responsible for overseeing our significant compliance policies, including the Code of Business Ethics and Policies and reviewing and presenting to the Audit Committee all related-party transactions, if any, that are required to be disclosed in our periodic reports; and maintaining sufficient procedures to provide reasonable assurance that PetSmart is able to collect, process and disclose within the time periods specified in applicable SEC rules and forms, the information, including non-financial information and certifications, required to be disclosed or disclosed in our periodic reports filed pursuant to the Securities Exchange Act of 1934, as amended. The Disclosure and Ethics Committee evaluates the effectiveness of PetSmart's disclosure controls and procedures on a regular basis, and will continue to monitor developments in the law and stock exchange regulations and will adopt new procedures consistent with new legislation or regulations.

Officer and Director Stock Ownership Guidelines

In March 2006, we adopted our Officer and Director Stock Ownership Guidelines due to our belief that our officers and Directors should have a meaningful ownership stake in PetSmart to underscore the clear linkage of officer, Director, and stockholder interests and to encourage a long-term perspective in managing PetSmart. Therefore, the Board of Directors adopted formal stock ownership requirements for the following Directors and officers:

Position	Minimum Ownership Requirements (Dollar Value of Shares)
Directors	5 x Annual Retainer Compensation
Chief Executive Officer	5 x Base Salary
Chief Operating Officer	4 x Base Salary
Senior Vice Presidents	3 x Base Salary
Vice Presidents	1 x Base Salary

Directors have three years and officers have five years to meet the stock ownership requirements. Participants who do not yet satisfy at least 50% of the ownership requirements at the end of three years must retain at least 50% of the shares acquired on the exercise of stock options that remain after the sale of shares sufficient to cover the exercise price of the options and taxes. Directors other than our Chief Executive Officer must retain ownership of at least 50% of the shares they individually acquire (including both those awarded by PetSmart as an equity grant and those purchased on the open market) during their service as a Director until the expiration of six months following their departure from the Board of Directors. These Officer and Director Stock Ownership Guidelines are subject to modification from time-to-time.

Stockholder Communication

Stockholders and other parties interested in communicating with our Board of Directors may do so by writing to the Board of Directors, PetSmart, Inc., 19601 North 27th Avenue, Phoenix, Arizona 85027, or by e-mail at PetSmartBoard@ssg.petsmart.com. Our Corporate Governance Guidelines set forth the process for handling letters received by PetSmart and addressed to the Board of Directors. Under that process, the Chief Legal Officer/Corporate Secretary of PetSmart is responsible for reviewing, summarizing, or sending a copy to the Board of Directors, the Lead Director, or Committee Chairperson, whichever is applicable, any correspondence that deals with the functions of the Board of Directors or committees, ethical issues, or general matters that would be of interest to the Board of Directors. Directors may at any time review a log of all relevant correspondence received by PetSmart that is addressed to non-employee members of the Board of Directors and obtain copies of any such correspondence. Stockholder communications relating to accounting, internal controls, or auditing matters are immediately brought to the attention of the PetSmart internal Disclosure and Ethics Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Restated Certificate of Incorporation and Bylaws provide that our Board of Directors be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of Directors, with each class having a three-year term. Vacancies on our Board of Directors may be filled by persons elected by a majority of the remaining Directors. A Director elected by our Board of Directors to fill a vacancy, including a vacancy created by an increase in size of our Board of Directors, will serve for the remainder of the full term of the class of Directors in which the vacancy occurred and until that Director's successor is elected and qualified.

The Board of Directors is presently composed of twelve members, eleven of whom are non-employee, independent Directors. There are no vacancies. There are four Directors in the class whose terms expire in 2007, one of which, Jeffery W. Yabuki, has advised us that he intends to retire from the Board at the Annual Meeting bringing the number of our Board to eleven. Ms. Barbara A. Munder and Messrs. Rakesh Gangwal and Thomas G. Stemberg are the other three Directors whose terms expire in 2007, and all are nominees for re-election and all were previously elected by our stockholders. If elected at the Annual Meeting, each of the nominees would serve until the 2010 Annual Meeting of Stockholders and until their successors are elected and qualified, or until their death, resignation, or removal.

In December 2006, the Board of Directors amended our Bylaws to provide for a majority voting standard for the election of Directors in uncontested elections. The election of Directors pursuant to this proposal constitutes an uncontested election. Directors in uncontested elections must receive more than fifty percent of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. Previously, Directors in uncontested elections were elected under a plurality vote standard, in which nominees receiving the most votes were elected, regardless of how many shares were voted against the nominee. Plurality voting will still apply in contested elections where there are more nominees than Directors to be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. In the event any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Directors may propose. Each person nominated for election has agreed to serve if elected, and we have no reason to believe that any nominee will be unable to serve.

Under the laws of Delaware, PetSmart's state of incorporation, if an incumbent Director is not elected, that Director continues to serve as a "holdover Director" until the Director's successor is duly elected and qualified, even if there are more votes cast "against" than "for" the Director. As a result, the Board of Directors has also adopted a policy that requires incumbent Directors that are nominees for election to tender, in advance of the Annual Meeting, irrevocable resignations that will be effective upon (i) the failure of such Director to receive the required vote at the Annual Meeting, and (ii) Board of Directors acceptance of such resignation. If an incumbent Director does not receive the required vote for election, the Corporate Governance Committee will act on an expedited basis to determine whether to accept the Director's resignation and will submit such recommendation for prompt consideration by the Board of Directors.

Set forth below is biographical information for each nominee for election for a three-year term expiring at the 2010 Annual Meeting:

Rakesh Gangwal, age 53, has been a Director of PetSmart since December 2005. Since June 2003, Mr. Gangwal has served as Chairman, President, and Chief Executive Officer of Worldspan Technologies Inc., a provider of travel technology and information services to the travel and transportation industry. From 2002 to 2003, he was involved in various personal business endeavors, including private equity projects and consulting projects. From 1998 to 2001, he served as Chief Executive Officer and President of US Airways Group, Inc., and US Airways, Inc., and from 1996 to 1998, Mr. Gangwal was the President and Chief Operating Officer of US Airways Group. On August 11, 2002, US Airways Group, Inc., and its seven domestic subsidiaries, including its principal operating subsidiary, US Airways, Inc., filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code. US Airways Group, Inc., and its subsidiaries emerged from bankruptcy protection under a reorganization plan, which became effective on March 31, 2003. Mr. Gangwal serves on the board of OfficeMax Incorporated.

Barbara A. Munder, age 61, has been a Director of PetSmart since March 1999. Since January 2005, she has served as Executive Director of the operating groups, Institutional Investor Institute and The Hedge Fund Institutional Forum to Euromoney Institutional Investor PLC, an international business-to-business publisher, largely in the international finance, law, tax, energy, and transport sectors. From 2002 to 2004, she served as Senior Advisor to Euromoney Institutional Investor PLC, and as a Director of the operating group, Institutional Investor Institute. From 2001 to 2002, she was a principal of Munder & Associates, a marketing and web strategy-consulting firm. Also during 2001, she was Chief Operating Officer of Womenfuture LLC, a distance learning company. Prior to that Ms. Munder held various positions with The McGraw-Hill Companies, Inc.

Thomas G. Stemberg, age 58, has been a Director of PetSmart since April 1988. Since February 2005, Mr. Stemberg has served as managing partner with Highland Capital Partners, a venture capital firm. From 1988 to 2005, Mr. Stemberg served as Chairman of Staples, Inc., an office supply superstore retailer, and from 1986 until 2001, he also served as Chief Executive Officer of Staples, Inc. Mr. Stemberg serves on the boards of The NASDAQ Stock Market LLC, CarMax, Inc., and Polycom, Inc.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE

INFORMATION ABOUT OUR BOARD OF DIRECTORS

Directors Continuing in Office Until the 2008 Annual Meeting

Lawrence A. Del Santo, age 73, has been a Director of PetSmart since September 1998. From 1994 until his retirement in 1997, Mr. Del Santo served as the Chairman and Chief Executive Officer of The Vons Companies, Inc., a supermarket retailer. From 1993 to 1994, he served as Senior Vice President and Chief Operating Officer of American Stores Company, a grocery retailer. Mr. Del Santo serves on the board of Supervalu Inc.

Philip L. Francis, age 60, has been a Director of PetSmart since June 1989 and our Chief Executive Officer since March 1998. In September 1999, he was also named Chairman of the Board, and from 1998 to 2001, he was also the President of PetSmart. From 1991 to 1998, he held various positions with Shaw's Supermarkets, Inc., a subsidiary of J Sainsbury plc, including Chief Executive Officer, Chief Operating Officer, and President. Prior to that he held several senior management positions for Roundy's, Inc., Cardinal Health, Inc., and the Jewel Companies, Inc. Mr. Francis serves on the boards of Supervalu Inc., and Cardinal Health, Inc.

Gregory P. Josefowicz, age 54, has been a Director of PetSmart since December 2004. From 1999 until his retirement in August 2006, Mr. Josefowicz has served as a Director, President, and Chief Executive Officer of Borders Group, Inc., and in 2002 he was also named Chairman of the Board. Mr. Josefowicz serves on the boards of Ryerson Tull, Inc., and Winn-Dixie Stores, Inc.

Richard K. Lochridge, age 63, has been a Director of PetSmart since June 1998. Mr. Lochridge is the founder, and has been President, since 1986, of Lochridge & Company, Inc., a management-consulting firm. Mr. Lochridge serves on the boards of Lowe's Companies, Inc., John H. Harland Company, and Dover Corp.

Directors Continuing in Office Until the 2009 Annual Meeting

Rita V. Foley, age 54, has been a Director of PetSmart since June 2004. From 2001 until her retirement in 2006, Ms. Foley served as Senior Vice President of MeadWestvaco Corporation, and in 2002 became the President of the Consumer Packaging Group of MeadWestvaco Corporation, a leading global provider of packaging to the entertainment, healthcare, cosmetics, and consumer products industries. From 2001 to 2002, she was the Chief Operating Officer of MeadWestvaco's Consumer Packaging Group. Ms. Foley held various senior positions from 1999 to 2001 within Westvaco, the predecessor to MeadWestvaco, including Senior Vice President and Chief Information Officer. Ms. Foley has also held various executive global sales, marketing, and general management positions at Harris Lanier, Digital Equipment Corporation, and QAD, Inc. Ms. Foley serves on the boards of the Council of the Americas and Pro Mujer.

Joseph S. Hardin, Jr., age 61, has been a Director of PetSmart since September 2005. From 1997 until his retirement in 2001, Mr. Hardin was President and Chief Executive Officer of Kinko's, Inc. From 1986 to April 1997 he served in several executive positions in increasing responsibility at Wal-Mart Stores, Inc., ultimately as Executive Vice President and as President and Chief Executive Officer of SAM's Club, the wholesale division of Wal-Mart Stores, Inc. Mr. Hardin serves on the boards of American Greetings Corporation and Dean Foods Company.

Amin I. Khalifa, age 53, has been a Director of PetSmart since March 2005. Since August 2006 Mr. Khalifa has served as Executive Vice President and Chief Financial Officer of Leap Wireless International, Inc. From October 2003 to July 2006, Mr. Khalifa served as Executive Vice President and Chief Financial Officer for Apria Healthcare Group Inc., with responsibility for the company's financial functions, as well as purchasing, contract services, and investor relations. From June 1999 to September 2003, Mr. Khalifa served as Vice President and Chief Financial Officer of Beckman Coulter, Inc., a manufacturer of diagnostic laboratory equipment and instruments. Prior to that, Mr. Khalifa served as the Chief Financial Officer and held other executive financial positions at the Agricultural Sector of Monsanto Company, Aetna Health Plans, and PepsiCo, Inc.

Ronald Kirk, age 52, has been a Director of PetSmart since June 2003. Mr. Kirk has been a Partner in the Public Policy and Finance Section of the law firm of Vinson & Elkins, LLP, since February 2005. From 1994 to 2005, he was a Partner in the Corporate and Securities Practice of the law firm of Gardere Wynne Sewell LLP. From 1995 to 2001, he was also Mayor of Dallas, Texas. Mr. Kirk serves on the boards of Brinker International, Inc., and Dean Foods Company.

DIRECTOR COMPENSATION

Retainer

Each independent Director receives a quarterly calendar retainer of $7,500. The Lead Director receives an additional quarterly retainer of $12,500. The Compensation Committee and Corporate Governance chairs each receive $2,500 quarterly, and the Audit Committee chair receives $3,750 quarterly. In addition, each independent Director receives a fee of $1,500 for in-person attendance and $1,000 for telephonic attendance at each Board of Directors and committee meeting. Finally, Directors are also eligible for reimbursement for actual expenses incurred in connection with their attendance at Board of Directors and committee meetings. Effective January 1, 2007, the quarterly calendar retainer paid to each independent Director was increased to $10,500.

Each independent Director must receive at least 50% of their quarterly retainer in shares of common stock, but may elect to receive the remaining 50% of their quarterly retainer in cash. The number of shares of common stock provided to each independent Director in lieu of their quarterly calendar cash retainer is determined by dividing the dollar value that they have elected to receive in shares of common stock by the average closing price of our common stock on the five consecutive trading days prior to the week before the last day of each calendar quarter. Independent Directors may also elect to defer up to 100% of their annual cash compensation into our Deferred Compensation Plan.

Restricted Stock Awards

Upon their initial election to our Board of Directors, each independent Director receives shares of restricted common stock with a value equal to $125,000. In addition, each independent Director is entitled to receive restricted common stock with a value equal to $60,000 annually. The number of shares of restricted common stock granted to each independent Director for the initial grant and the annual grant is determined by dividing the dollar value of the grant by the fair market value on the date of the grant. The shares of restricted common stock subject to each initial and annual grant cliff vests in four years and is eligible for dividends, if any, that are declared for all stockholders. In fiscal year 2006, each independent Director received an annual restricted stock grant of 2,495 shares under our 1997 Equity Incentive Plan. In February 2007, each independent Director received a restricted stock award of 2,646 shares under our 2006 Equity Incentive Plan.

Effective January 1, 2007, the value of the annual restricted stock award was increased to $83,000 and such shares will cliff vest on the first anniversary of the date of grant. In addition, initial restricted stock awards will cliff vest on the third anniversary of the date of grant. In fiscal year 2006, we did not grant any options or non-equity incentive plan compensation to our non-employee directors.

The table below presents compensation earned by each independent Director during fiscal year 2006. Mr. Francis as Chief Executive Officer is not eligible for any Director compensation or Director grants of restricted stock.

Director Compensation

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Option Awards (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total
Lawrence A. Del Santo	$48,850	$68,037	$1,571	$23,325	$ 770	$142,553
Rita V. Foley	46,850	66,778	—	—	936	114,564
Rakesh Gangwal	47,350	66,417	—	—	802	114,569
Joseph S. Hardin, Jr.	42,850	66,702	—	—	883	110,435
Gregory P. Josefowicz (6)	97,211	65,090	—	—	882	163,183
Amin I. Khalifa	48,350	67,232	—	—	748	116,330
Ronald Kirk	44,350	52,990	7,276	—	770	105,386
Richard K. Lochridge	60,809	68,037	1,571	—	770	131,187
Barbara A. Munder	44,350	68,037	1,571	—	770	114,728
Walter J. Salmon (7)	25,665	23,216	1,571	—	117,617(8)	168,069
Thomas G. Stemberg	56,822	52,990	2,009	—	770	112,591
Jeffery W. Yabuki	44,850	74,287	—	—	936	120,073

(1) Includes all fees earned or paid in cash for services as a director in fiscal year 2006, including annual retainer fees, committee chair fees, and meeting fees. Independent Directors must receive at least 50% of their annual retainer fee in shares of our common stock, but may elect to receive the remaining 50% of their annual retainer fee in cash. As a result, the amounts in this column reflect the value of annual retainer fees, committee chair fees, and meeting fees that either must be paid in cash or may be paid in cash at the election of each independent Director. During calendar year 2006 the independent Directors received the following number of shares of common stock in lieu of the cash retainer: Mr. Del Santo – 1,105 shares; Ms. Foley – 552 shares; Mr. Gangwal – 1,105 shares; Mr. Hardin – 1,105 shares; Mr. Joselfowicz – 552 shares; Mr. Khalifa – 1,105 shares; Mr. Kirk – 552 shares; Mr. Lochridge – 1,105 shares; Ms. Munder – 1,105 shares; Mr. Salmon – 276 shares; Mr. Stemberg – 552 shares; and Mr. Yabuki – 828 shares.

(2) Represents the aggregate proportionate fair value of shares of restricted common stock granted in fiscal year 2002 through fiscal year 2006 recognized as a compensation expense in PetSmart's financial statements for fiscal year 2006, including amounts paid in shares of our common stock for the annual retainer fee of each independent Director. The grant date fair value for each share of restricted common stock is based on the closing price of PetSmart's common stock on the date of grant. Restricted stock awards granted prior to January 1, 2007 vest four years from the date of the grant. Restricted stock awards granted subsequent to January 1, 2007 vest as follows: (1) for annual grants on the first anniversary of the date of grant and (2) for initial grants on the third anniversary of the date of grant.

As of January 28, 2007, the directors had received the following aggregate number of shares of common stock and held the following aggregate number of shares of unvested restricted common stock:

Name	Number of Shares of Restricted Common Stock Granted	Number of Shares of Unvested Restricted Common Stock
Lawrence A. Del Santo	7,042	7,042
Rita V. Foley	8,422	8,422
Rakesh Gangwal	7,310	7,310
Joseph S. Hardin, Jr.	7,979	7,979
Gregory P. Josefowicz	7,974	7,974
Amin I. Khalifa	6,861	6,861
Ronald Kirk	7,042	7,042
Richard K. Lochridge	7,042	7,042
Barbara A. Munder	7,042	7,042
Walter J. Salmon	7,042	0
Thomas G. Stemberg	7,042	7,042
Jeffery W. Yabuki	8,422	8,422

(3) Represents the aggregate proportionate fair value of options granted in fiscal year 2002 through fiscal year 2003 recognized as a compensation expense in PetSmart's financial statements for fiscal year 2006. The grant date fair value is determined in accordance with SFAS No. 123(R). We did not grant any stock options to our independent Directors during fiscal years 2004, 2005 and 2006. As of January 28, 2007, the independent Directors held the following aggregate number of stock options: Mr. Del Santo – 62,843 shares; Mr. Kirk – 9,000 shares; Mr. Lochridge – 62,843 shares; Ms. Munder – 53,843 shares; and Mr. Stemberg – 37,028 shares.

(4) Includes earnings on amounts deferred under our Deferred Compensation Plan. Please see the section entitled "*Nonqualified Deferred Compensation*" for a description of the plan.

(5) Includes the dollar value of any dividends or other earnings paid on shares of restricted common stock to the extent not factored into the grant date fair value of the restricted stock awards. Quarterly dividends of $0.03 per share were paid on shares of restricted common stock during fiscal 2006.

(6) Mr. Josefowicz declined the Corporate Governance Chairman fee due to the additional compensation he received for serving as our Lead Director.

(7) Mr. Salmon retired from the Board of Directors in June 2006. In recognition of Mr. Salmon's contributions to PetSmart, the Board of Directors accelerated the vesting of all unvested stock options and waived our right to reacquire all unvested shares subject to restricted stock awards held by Mr. Salmon. As a result, the Board of Directors accelerated the vesting of 500 shares subject to outstanding stock options, and waived our right to reacquire 7,042 unvested shares subject to outstanding restricted stock awards.

(8) Represents the incremental fair value of Mr. Salmon's stock options under SFAS No. 123(R) and shares of restricted common stock as a result of their acceleration on June 21, 2006 in connection with his retirement from the Board of Directors on the following day.

ARTICLE III. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUDIT COMMITTEE

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year 2007, ending February 3, 2008. Services provided to PetSmart by Deloitte & Touche LLP in fiscal year 2006 are described under "Fees to Independent Registered Public Accounting Firm for Fiscal 2006 and 2005" below. Additional information regarding the Audit Committee is provided in the Report of the Audit Committee on page 18.

Deloitte & Touche LLP has audited the financial statements of PetSmart since February 1999. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make such statements as they may desire.

Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. However, the Board of Directors is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification as a matter of good corporate governance practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of PetSmart and our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Deloitte & Touche LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been ratified.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL TWO

FEES TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2006 AND 2005

The following table shows the fees billed to PetSmart for services provided by Deloitte & Touche LLP for our fiscal years 2006 and 2005:

	2006	2005
Audit Fees	$1,983,000	$1,816,000
Audit-Related Fees	47,000	56,000
Tax Fees	650,000	578,000
All Other Fees	207,000	0
Total	$2,887,000	$2,450,000

Audit Fees. This category includes the audit of PetSmart's annual financial statements, audit of internal control over financial reporting, review of financial statements included in PetSmart's Form 10-Q Quarterly Reports, and services that are normally provided by the independent registered public accounting firm in connection with regulatory filings or engagements for those fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, consents related to SEC and other registration statements, and the preparation of an annual "management letter" on internal control matters.

Audit-Related Fees. This category consists of assurance and related services by Deloitte & Touche LLP that are reasonably related to the performance of the audit or review of PetSmart's financial statements and are not reported above under "Audit Fees." The services for the fees disclosed under this category include benefit plan audits and other accounting consultations.

Tax Fees. This category consists of professional services rendered by Deloitte & Touche LLP for tax compliance and tax return preparation of $337,000 and $380,000 in fiscal years 2006 and 2005, respectively, and for technical tax advice of $313,000 and $171,000 in fiscal years 2006 and 2005, respectively.

All Other Fees. Other professional services rendered by Deloitte & Touche LLP in fiscal year 2006 related to due diligence for a potential acquisition. There were no other professional services rendered by Deloitte & Touche LLP in fiscal year 2005.

The Audit Committee has determined that the rendering of tax services by Deloitte & Touche LLP is compatible with maintaining its independence.

The Audit Committee has established procedures for the pre-approval of all audit and permitted non-audit-related services provided by our independent registered public accounting firm. The procedures include, in part, that: (1) the Audit Committee, on an annual basis, shall pre-approve the independent registered public accounting firm's engagement letter/annual service plan; (2) the Audit Committee Chair has been delegated the authority to pre-approve any permitted non-audit services up to $50,000 per individual proposed service; (3) the Audit Committee must pre-approve any permitted non-audit services that exceed $50,000 per individual proposed service; and (4) at each regularly scheduled Audit Committee meeting: (a) the Audit Committee Chair will review any services that were pre-approved since the last Audit Committee meeting; and (b) a review will be conducted of the services performed and fees paid since the last Audit Committee meeting.

AUDIT COMMITTEE

The Audit Committee provides assistance to the Board of Directors in fulfilling its responsibility to our stockholders with respect to its oversight of: the quality and integrity of PetSmart's financial statements and disclosures; our compliance with legal and regulatory requirements; the relationship with our internal auditors and our independent registered public accounting firm, including their independence, the audit, and additional services; and our internal and disclosure controls. During fiscal year 2006, the Audit Committee was composed of the following independent Directors: Messrs. Lochridge, Gangwal, Khalifa, and Yabuki. Messrs. Lochridge, Yabuki, and Khalifa have been designated by the Board of Directors as audit committee financial experts as defined in applicable SEC Rules. The Board of Directors made a qualitative assessment of Messrs. Lochridge's, Yabuki's, and Khalifa's level of knowledge and experience based on a number of factors, including their education and work, management, and director experience. All members of our Audit Committee are financially literate and are independent, as independence is defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended. The Audit Committee met six times during fiscal year 2006, and its report is presented below. The Audit Committee acts under a written charter that was adopted by the Board of Directors and has been published in the Corporate Governance Section of the PetSmart website located at *www.petm.com*.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of PetSmart.

The Audit Committee oversees PetSmart's financial process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. PetSmart has an Internal Audit Department that is actively involved in examining and evaluating PetSmart's financial, operational, and information systems activities and reports functionally to the Chair of the Audit Committee and administratively to management. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the periodic reports, including the audited financial statements in our Annual Report on Form 10-K. This included a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, its judgments as to the quality, not just the acceptability, of PetSmart's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement on Auditing Standards No. 61 (Communication with Audit Committees, AU Section 380). In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from management and PetSmart, including the matters in the written disclosures and the Letter from the Independent Registered Public Accounting Firm required by the Independence Standards Board, Standard No. 1 (Independence Discussions with Audit Committees).

The Audit Committee discussed with PetSmart's independent registered public accounting firm the overall scope and plans for their audit, and developed a pre-approval process for all independent registered public accounting firm services. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of PetSmart's internal and disclosure controls, and the overall quality of PetSmart's financial reporting. The Audit Committee held six meetings during fiscal year 2006.

The Audit Committee has determined the rendering of tax services by Deloitte & Touche LLP is compatible with maintaining its independence. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in PetSmart's Annual Report on Form 10-K for the fiscal year 2006, ended January 28, 2007, for filing with the SEC. The Audit Committee has appointed Deloitte & Touche LLP to be PetSmart's independent registered public accounting firm for the fiscal year 2007, ending February 3, 2008.

Audit Committee of the Board of Directors

Rakesh Gangwal
Amin I. Khalifa
Richard K. Lochridge
Jeffery W. Yabuki

---

[1] This report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any PetSmart filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

ARTICLE IV. COMPENSATION DISCUSSION AND ANALYSIS AND COMPENSATION COMMITTEE REPORT

PROPOSAL THREE

APPROVAL OF THE CONTINUATION OF THE EXECUTIVE SHORT-TERM INCENTIVE PLAN

We are requesting that the stockholders approve the continuation of the PetSmart, Inc. Executive Short-Term Incentive Plan, or the ESTIP.

The Compensation Committee of the Board of Directors originally adopted the ESTIP in May 2002. The ESTIP was subsequently approved by our stockholders at the 2002 Annual Meeting of Stockholders. In April 2007, the Compensation Committee approved an amendment and restatement to the ESTIP, subject to stockholder approval.

Section 162(m) of the Internal Revenue Code denies a deduction to any publicly-held corporation such as PetSmart for compensation paid to certain executive officers in a taxable year to the extent that compensation received by each such executive officer exceeds $1 million. However, certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. If approved by our stockholders, compensation paid pursuant to the ESTIP will qualify as performance-based compensation.

The Board believes that the ESTIP benefits stockholders by linking a portion of executive compensation to our performance. In addition, the ESTIP provides a vehicle to pay performance-based compensation to a select group of executive officers and other key employees who might become executive officers. The compensation to such individuals pursuant to the terms and conditions of the ESTIP will avoid the deduction limitation imposed by Section 162(m) of the Internal Revenue Code. Upon approval by our stockholders, PetSmart may continue to grant performance-based compensation under the ESTIP to eligible participants until the first annual meeting of stockholders that occurs in 2012 (at which time re-approval of the ESTIP by our stockholders will be required).

The affirmative vote of the holders of a majority of the shares present, in person or represented by proxy and entitled to vote at the Annual Meeting, will be required to approve the continuation of the ESTIP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to our stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved. Should our stockholders fail to approve the continuation of the ESTIP at the Annual Meeting, no awards will be granted pursuant to the ESTIP after the date of the 2007 Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL THREE

The material terms of the ESTIP are summarized below. This summary, however, does not purport to be a complete description of the ESTIP. The ESTIP has been filed with the SEC as an appendix to this Proxy Statement and may be accessed from the SEC's website at *www.sec.gov.* The following summary is qualified in its entirety by reference to the complete text of the ESTIP. Any stockholder that wishes to obtain a copy of the actual plan document may do so by written request to: Corporate Secretary, PetSmart, Inc., 19601 North 27th Avenue, Phoenix, Arizona 85027.

Purpose

The purposes of the ESTIP are to enhance PetSmart's ability to promote its success by providing incentives and rewards for the contributions of plan participants towards the successful achievement of our financial and business goals. The ESTIP is structured to pay cash bonuses as well as restricted stock granted under our 2006 Equity Incentive Plan, or 2006 Plan, that satisfies the requirements for performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code.

Administration

The ESTIP is administered by the Compensation Committee of the Board of Directors. All questions of interpretation are determined by the Compensation Committee and its decisions are final and binding on all participants.

Duration

The ESTIP amendments will become effective immediately following the 2007 Annual Meeting, and the ESTIP will remain effective, as amended, until the first annual meeting of stockholders that occurs in 2012, unless terminated earlier by the Compensation Committee or the Board of Directors. No compensation will be paid under the amended ESTIP until approved by our stockholders.

Participation

Our executive officers (that is, PetSmart's officers who are subject to Section 16 of the Securities Exchange Act of 1934) and other key employees of PetSmart, who in the opinion of the Compensation Committee may become executive officers or who otherwise may make comparable contributions to PetSmart, are eligible to participate in the ESTIP. At the beginning of each performance period, the Compensation Committee designates which eligible employees will participate in the ESTIP for such performance period. Participation is generally on an annual basis, and participation in one year does not ensure participation in future years. In fiscal year 2006, 11 executive officers and key employees were designated to participate in the ESTIP. Amounts paid to our named executive officers for fiscal year 2006 are presented below. The participants in the ESTIP will not participate in our regular Short-Term Incentive Plan.

Plan Operation

Under the ESTIP, the Compensation Committee will establish and approve target bonus amounts for each participant for each performance period. Typically a performance period will be a fiscal year. The Compensation Committee will also establish performance metrics and objectives for the performance period based on the business criteria discussed below. Actual performance relative to those objectives determines to what extent the target bonus amount is paid for such performance period.

Business Criteria on which the Performance Goals are Based

The ESTIP sets forth a number of business criteria, any one or more of which may be selected by the Compensation Committee as the basis for determining incentive compensation under the ESTIP that may become payable to a participant for a particular fiscal year. The criteria are:

- Net income of PetSmart, as set forth in PetSmart's audited financial statements.
- Earnings per share of PetSmart, as set forth in PetSmart's audited financial statements.
- Customer satisfaction as determined by an independent professional survey research firm.

- Increase in the trading price of PetSmart's stock above the trading price at the time the criteria is established.
- Return on equity, including return on invested capital, as set forth in PetSmart's audited financial statements.
- Return on assets, as set forth in PetSmart's audited financial statements.
- Return on investments, as set forth in PetSmart's audited financial statements.
- Increase in sales, including sales growth, as set forth in PetSmart's audited financial statements.

All criteria that are based on PetSmart's audited financial statements may be modified by the Compensation Committee at the time the specific criteria are selected to take into consideration one or more of the following: (a) changes in accounting principles that become effective during the performance period, (b) extraordinary, unusual or infrequently occurring events, (c) the disposition of a business or significant assets, (d) gains or losses from all or certain claims and/or litigation and insurance recoveries, (e) the impact of impairment of intangible assets, (f) restructuring activities, (g) the impact of investments or acquisitions, and/or (h) changes in corporate capitalization such as stock splits and certain reorganizations. Notwithstanding the foregoing, the Compensation Committee must select criteria that collectively satisfy the requirements of performance-based compensation for the purposes of Section 162(m) of the Internal Revenue Code, including by establishing the targets at a time when the performance relative to such targets is substantially uncertain.

Award Payment

Following the close of each performance period, the Compensation Committee will determine whether the established performance metrics were attained and determine what amount will be paid to each participant. The ESTIP, however, gives the Compensation Committee the right to reduce the amount paid based on any individual or PetSmart performance factors deemed relevant by the Compensation Committee, including time holding a particular executive position. The ESTIP does not permit the Compensation Committee to increase such payment above the actual determined amount. Such payment will be made in cash within thirty days of the receipt of PetSmart's audited financial statements for the applicable performance period and certification by the Compensation Committee that the performance and other criteria for payment have been satisfied. Payroll and other taxes will be withheld as required by law.

Plan Limitations

Individual participants may earn an award payout ranging from zero percent to a maximum of five hundred percent of their target award not to exceed $5 million for any twelve (12) month period. As amended and restated, the ESTIP provides that to the extent that an award is expressed by reference to a number of shares of our common stock (rather than an equivalent amount of cash), the value of such stock is determined by reference to the value of our stock on the date the target bonus amount is determined by the Compensation Committee for purposes of applying the foregoing limitations. For the current fiscal year a maximum of three times a participant's target percentage of his or her annual salary will be in effect.

Termination of Employment

Participants who terminate employment for any reason other than death or disability during any performance period will receive no payment under the ESTIP for such performance period. Participants who die or become totally and permanently disabled during any performance period will receive prorated payments under the plan based on the number of whole months of employment completed during the performance period. Participants who terminate employment for any reason after the close of the performance period, but before the distribution of payments under the ESTIP, will be paid all amounts otherwise payable were the participant still an employee.

Federal Income Tax Consequences

All amounts paid pursuant to the ESTIP are taxable as ordinary income to the participants when paid. PetSmart may avoid any deduction limitation imposed by Section 162(m) of the Internal Revenue Code by paying performance-based compensation pursuant to the terms and conditions of the ESTIP. Accordingly, compensation attributable to cash bonuses and awards of restricted stock and paid under the ESTIP will qualify as performance-based compensation, provided that: (a) such awards are granted by our Compensation Committee, (b) each award is granted or vests only upon the achievement of an objective performance goal established in writing by the Compensation Committee while the outcome is substantially uncertain, (c) the Compensation Committee certifies in writing prior to the payment or vesting of the award that the performance goal has been satisfied, and (d) prior to the payment of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount, or formula used to calculate the amount, payable upon attainment of the performance goal).

Amendment and Termination of the ESTIP

The Compensation Committee or the Board of Directors may suspend, discontinue or amend the ESTIP at any time and for any reason.

Other Compensation

The ESTIP is not the exclusive means of compensating executive officers. The executive officers have and will continue to receive other compensation, including, for example, salary, bonuses, benefits, stock options, and restricted stock which may be granted outside of the ESTIP.

Payments Under the ESTIP

The following table sets forth the amounts paid to our named executive officers and the other groups indicated below under the ESTIP in fiscal year 2006.

Name and Position	Amount
Philip L. Francis *Chief Executive Officer and Chairman of the Board*	$ 783,490
Timothy E. Kullman (1) *Chief Financial Officer and Senior Vice President*	—
Robert F. Moran *President and Chief Operating Officer*	449,634
Barbara A. Fitzgerald *Senior Vice President, Special Projects*	180,738
David K. Lenhardt *Senior Vice President, Services and Store Operations*	153,696
All current executive officers as a group (11 persons)	2,303,267
All employees, including current officers who are not executive officers, as a group (0 persons)	—

(1) Mr. Kullman was paid $175,661 pursuant to his retention agreement, which represents the amount Mr. Kullman would have received pursuant to the ESTIP.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Compensation Committee of our Board of Directors is responsible for establishing the policies and programs that govern all of the compensation of our executive officers. The Compensation Committee is comprised of independent Directors who are appointed by the Board. The Compensation Committee Charter, approved by the Board, clearly states the duties and responsibilities of the Compensation Committee. The Board reviews all decisions by the Compensation Committee relating to the compensation of our executive officers.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement due to its content accurately reflecting our compensation program philosophy and our total compensation program as designed by the Compensation Committee.

Compensation Committee of the Board of Directors

Thomas G. Stemberg (Chair)
Lawrence A. Del Santo
Rita V. Foley
Gregory P. Josefowicz

---

[1] The material in this report is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference into any PetSmart filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This compensation discussion and analysis provides information about our compensation program as administered by the Compensation Committee of the Board of Directors. This program relates to our chief executive officer, chief financial officer, and the other three most highly compensated executive officers, who are collectively referred to as the "named executive officers," and our other executive officers. The discussion below explains our compensation philosophy, the structure of our compensation program, and the manner in which it was developed and continues to evolve. It includes the way executive compensation is determined, the compensation elements, and the reasons we use those elements, in our compensation program.

Governance Structure of Compensation Program

The Board of Directors created the Compensation Committee and its charter to help fulfill its stockholder responsibility to oversee the policies and programs that govern our executive officers' compensation. The Compensation Committee creates and regularly reviews our compensation philosophy and approves all elements of our compensation program for our executive officers. Currently, the Board of Directors has identified 11 individuals as executive officers, due to the broad scope of their job responsibilities and policy-making authority.

The Compensation Committee recognizes the importance of maintaining sound principles for the development and administration of our compensation programs which are intended to strengthen the link between executive pay and performance. The Charter for the Compensation Committee outlines its responsibilities, and the Compensation Committee, the Corporate Governance Committee and the Board of Directors periodically review and revise the charter. The Compensation Committee Charter is published in the Corporate Governance section of the PetSmart website located at *www.petm.com.*

All members of our Compensation Committee are independent, as defined in Rule 4200(a)(15) of the NASDAQ listing standards and as determined by the Board of Directors. Qualifications for inclusion on the Compensation Committee include independence and experience with: compensation, benefits, leading and motivating people, and fiscal responsibility. During fiscal year 2006, the Compensation Committee was composed of the following directors: Ms. Foley and Messrs. Stemberg, Del Santo, and Josefowicz. Mr. Stemberg served as chairperson during fiscal year 2006.

The Compensation Committee meets at scheduled times during the year, and occasionally considers and takes action by unanimous written consent. The Compensation Committee met four times during fiscal year 2006 and acted by unanimous written consent three times. The Compensation Committee chairperson sets an annual agenda for each meeting. In addition, the chairperson sets a detailed meeting agenda before each meeting in collaboration with the Compensation Committee's compensation consultant and executive officers.

The Chief Executive Officer, Chief Financial Officer, General Counsel, Senior Vice President, People, and certain other executive officers may attend the Compensation Committee meetings at the request of the Compensation Committee. They present and discuss agenda items, answer questions, and take the minutes of the meeting. On a regular basis, the Compensation Committee has executive sessions during which no executive officers are present. Periodically, the Chief Executive Officer may be asked to attend a specific executive session. The Compensation Committee may from time to time request the attendance of independent compensation consultants at its meetings as well as at executive sessions.

The Compensation Committee has the authority to engage the services of outside advisors, experts, and others to assist the committee. During fiscal year 2006, the Compensation Committee retained a compensation consultant, Hay Group, to assist it in ensuring that PetSmart's compensation programs are consistent with our philosophy and aligned with the strategy of PetSmart. Hay Group advises the Compensation Committee on various compensation related matters, including updates on compensation practices within the retail industry, competitive data, benchmarking and market/peer analysis, special projects and compliance issues. Hay Group also collaborates with PetSmart's management, with the agreement and approval of the Compensation Committee, to ensure calibration and accuracy of information prior to the presentation of Hay Group's recommendations to the Compensation Committee.

In addition, PetSmart has an internal compensation team made up of a cross-section of executive officers, whose purpose is to assist the Compensation Committee in making recommendations and to carry out the administrative aspects of PetSmart's compensation programs, including those for associates other than the executive officers. To assist the internal compensation team, management retained Hewitt Associates to provide consulting services regarding our benefit plans. Management also retained Hay Group to assist in compiling compensation data, conducting analyses, consulting services, and supplementing internal resources for market analysis. The Compensation Committee believes the work performed by Hay Group for management does not in any way impact its independence.

Compensation Philosophy

The compensation philosophy of the Compensation Committee is built upon the principles of pay for performance, shared ownership and alignment with the long-term interests of our stockholders. We also believe it is important that our compensation philosophy support PetSmart's strategy of consistent, efficient long-term growth. As a result, PetSmart's executive compensation programs emphasize at-risk pay through the use of performance-based incentive awards, long-term equity with significant upside potential, and limited use of perquisites. Base salaries are targeted to be at approximately the 50th percentile of the market for comparable companies. Total cash compensation (the combination of base salary plus short-term incentives) is targeted at the 50th percentile with a payout opportunity at approximately the 75th percentile of the market for superior company performance. Total direct compensation (the combination of base salary plus short and long-term incentives) provides the opportunity to earn above the 75th percentile if PetSmart's performance is significantly greater than the market. This philosophy supports the need to attract and retain executive talent with the specific skill sets required to ensure PetSmart's continued success, including solid leadership, long-term strategic vision, a customer-centric focus and strong results orientation. Pay for performance considers individual executive goal attainment, the financial and non-financial goals of PetSmart, and the long-term responsible improvement of stockholder returns.

Determining Executive Compensation

When evaluating executive compensation, the Compensation Committee considers, in part:

- pay for individual and company performance;
- alignment with the stated compensation philosophy;
- the need to attract and retain quality leadership;
- relative internal equity between officers;
- appropriate cost management; and
- continued focus on corporate governance.

This process includes a review of PetSmart's entire compensation program, and an analysis for each executive officer of all elements of compensation as compared to individual and PetSmart's performance and objectives. The Compensation Committee works directly with Hay Group to determine compensation for the Chief Executive Officer. The Chief Executive Officer makes compensation recommendations to the Compensation Committee for the remaining executive officers for its review and approval. The Senior Vice President, People is responsible for the design and implementation of all of PetSmart's compensation programs as approved by the Compensation Committee or its delegee.

The Compensation Committee utilizes compensation consultants to analyze our executive compensation compared to the consultant's own proprietary retail-specific survey as well as the approved peer group. The proprietary retail industry survey includes over 70 retailers and provides data by job title controlling for differences in responsibility and revenue. The Compensation Committee determines our peer group using the following criteria:

- publicly-held specialty retailers with a similar level of performance, net income growth and total shareholder return;
- revenues typically from one-half to twice that of PetSmart;
- a multi-channel retail structure with an emphasis on hard goods;
- specific characteristics matching PetSmart's current or potential business model; and/or
- potential competitors for executive talent.

This peer group is reviewed periodically by the Compensation Committee and may change from time to time based on the current competitive environment. The current peer group is comprised of the following companies:

- Advance Auto Parts
- AutoZone
- Barnes & Noble
- Borders Group
- CarMax
- Dick's Sporting Goods
- Dollar General
- Dollar Tree Stores
- Family Dollar Stores
- Foot Locker
- Guitar Center, Inc.
- Office Max
- Payless Shoes
- Ross Stores
- Talbots
- Williams-Sonoma
- Zale

Benchmarking is one component in determining executive officer compensation. The Compensation Committee compares each element of compensation separately and in the aggregate to compensation at certain companies PetSmart benchmarks against, sometimes referred to as our peer group, as well as a larger retail comparator group. As compared to benchmarks in the 2006 study, base salaries for our executives trend slightly below the 50th percentile. Our target annual performance incentives create total cash compensation that is at or slightly below the 50th percentile for most positions. Our total direct compensation trends between the 75th and 90th percentile resulting from long term incentive equity grants between the 75th and 90th percentile. We provide limited benefits and perquisites. The Compensation Committee believes our executive compensation packages are reasonable when considering our business strategy, compensation philosophy, and the competitive market.

Design and Elements of our Compensation Program

The four elements of executive compensation for our executive officers, including the named executive officers, are: (1) base salary, (2) annual performance incentive, (3) long-term equity incentive compensation consisting of stock options and restricted stock, and (4) benefits. These elements are designed to:

- ensure that PetSmart executives have clear goals and accountability with respect to PetSmart's performance;
- ensure pay for performance and encourage responsible business growth;
- establish pay opportunities that are competitive with prevailing industry practices, our stage of growth and the labor markets in which we operate;
- align incentive and equity compensation with PetSmart's strategy and the long-term interests of PetSmart stockholders; and
- assist PetSmart with attraction, retention and motivation of key executive talent.

Each of the four elements are discussed below in greater detail:

1. *Base Salary.* The base salary for executive officers is set annually by reviewing, in order of importance, the skills and performance levels of individual executives, the needs of PetSmart, and the competitive pay practices of companies with which we compete for executive talent. In determining individual base salaries, the Compensation Committee considers job experience, individual performance, and the internal value of the position. Base salary for new executive officers is also set utilizing the above criteria, and after considering the length and breadth of the individual's experience within the retail industry and specific functional area.

The base salaries paid to our named executive officers are set forth in the Summary Compensation Table. For fiscal year 2006, the Chief Executive Officer's base pay was slightly below the 50th percentile of the market. For the remaining named executive officers, base pay was at or slightly below the 50th percentile. For fiscal year 2007, the Chief Executive Officer's base pay has been set at $950,000, which is slightly below the 50th percentile of the market. For the remaining executive officers base pay is generally set at the 50th percentile for fiscal year 2007. We believe that the base salary paid to our executive officers during fiscal year 2006 and as set for fiscal year 2007 achieves our executive compensation objectives, compares favorably to our peer group and is within our target of providing base salary at or near the market median.

2. *Annual Performance Incentive.* The annual performance incentive is designed to motivate executives to attain short-term objectives that align with long-term business goals. Our policy is to have a significant portion of an executive's total cash compensation tied to PetSmart's overall performance. At the beginning of each fiscal year, under the Executive Short-Term Incentive Plan, or the ESTIP, the Compensation Committee assigns each executive officer an incentive target equal to a specified percentage of his or her annual base salary. The Chief Executive Officer's incentive target is 100%, the President and Chief Operating Officer's target is 75%, and the target for the remaining executive officers is 50%.

The ESTIP, which was last approved by the stockholders in 2002 and is proposed to be reapproved at the 2007 Annual Meeting, is designed and administered in a manner intended to qualify incentive awards to our executive officers as "performance-based compensation." This is intended to allow PetSmart to fully deduct for federal income tax purposes the compensation paid under the ESTIP. The incentive targets and the performance metrics for each executive are determined by the Compensation Committee at the beginning of each fiscal year based on the executive's position and responsibilities.

For purposes of evaluating performance the Compensation Committee may adjust GAAP results for specific nonrecurring extraordinary items we do not consider core to our operating business, for example certain litigation expenses, insurance recoveries or restructuring activities. In addition, the Compensation Committee has discretion to pay out awards above 200% of base pay in the form of equity.

Fiscal Year 2006

For fiscal year 2006 the incentive payout to our executive officers was a function of three performance goal measures:

- PetSmart's overall performance relative to an earnings per share target;
- return on invested capital; and
- increase in sales.

The Compensation Committee believes earnings per share is the best indicator to our stockholders of overall business health. Return on invested capital ensures PetSmart's executive officers focus on creating efficient growth. In a period of rapid expansion, sales growth focuses executive officers on both strengthening PetSmart's core business and developing new and innovative services. The ESTIP provides for alternative stockholder approved performance goal measures, including net income, customer satisfaction, increase in stock price, return on equity, and return on assets. We have selected some of these in the past and may select some of these in the future based upon our strategic initiatives. For example, customer satisfaction (as determined by an independent professional survey research firm) was a measure utilized in the ESTIP prior to 2006. It was removed because the remaining incremental achievement opportunity was no longer considered significant enough to warrant inclusion in a performance-based incentive pay plan. Increase in sales was added in 2006 as our services business gained momentum.

The Compensation Committee typically sets realistic but challenging targets for each measure. Targets were based on a formulaic improvement over the previous year's results tied directly to PetSmart's strategic plan as well as published guidance given to our stockholders and the investor community. Each measure contained a payout opportunity between 50% and 300% of the target award. The 200% and 300% payouts represent increasingly challenging incremental improvements over the target award. A minimum earnings per share achievement of 90% of target was required in order for any payout to occur from the ESTIP. This also acted as the 50% payout target for the earnings per share measure.

The total incentive achievement for fiscal year 2006, for Messrs. Francis, Moran and Kullman was at 86.5% and for Ms. Fitzgerald, and Mr. Lenhardt, at 89.0% of their incentive target. Over the past three years ESTIP performance exceeded target levels each year including two years slightly above 100% and one year slightly above 200%. The performance reduction in 2006 is a factor of the increasing weight of return on invested capital as a component of the total incentive payout along with lower achievement in both earnings per share and return on invested capital.

Fiscal Year 2007

Fiscal year 2007 continues our 2006 philosophy. The same measures will be used but the weighting has been revised to increase the emphasis on capital investment efficiency in support of our new store and PetsHotel expansion strategies. Additionally, weights were standardized for all executive officers to encourage a cross-functional team focus. As in fiscal year 2006, a minimum earnings per share achievement of 90% of target must be met in order for any payout to occur from the ESTIP and each measure contains a payout opportunity between 50% and 300% of the target award.

3. *Equity-Based Incentive Compensation.* Equity-based incentive compensation is provided to certain employees, including executive officers, to link a portion of compensation to the long-term financial success of PetSmart and as a retention tool. Equity compensation is comprised of both stock options and restricted stock, which are subject to time based vesting. The Compensation Committee believes stock options are inherently performance-based as the executive officer does not receive any benefit unless the stock price rises after the date the option is

granted. Restricted stock is generally awarded as a retention vehicle and to support the attraction of leadership talent. However, restricted stock also serves to align our executive officers with the long-term interests of our shareholders through the use of four year cliff vesting and the Officer and Director Stock Ownership Guidelines. See page 9 for a discussion of these guidelines.

Historically, stock awards have been granted through the 2003 Equity Incentive Plan, or the 2003 Plan, and our 1997 Equity Incentive Plan, or the 1997 Plan. In June 2006, our stockholders approved the combination of these two plans into the 2006 Equity Incentive Plan, or the 2006 Plan, from which future stock awards are expected to be granted.

The stock options under the 1997 Plan and 2003 Plan historically have a ten-year maximum term from the date of grant, or earlier if employment terminates. Stock option grants are subject to vesting requirements. Commencing in fiscal year 2006 the maximum term for stock options was reduced to seven years. The grant date of such awards is always on or after the date the Compensation Committee or its delegate approves the grants. Options historically have vested over a period of four years with 25% of the shares vesting on the one-year anniversary of the date of grant and the remaining 75% of the shares vesting each month thereafter on a ratable basis over a period of 36 months in accordance with their terms. In January 2005, vesting was changed for future grants to 25% on consecutive yearly anniversaries of the date of grant. Executive officers were granted options to purchase an aggregate of 527,093 shares during fiscal year 2006. Grants to our named executive officers comprised 26.05% of all equity awards granted. In granting options under the 2006 Plan, the Compensation Committee takes into account each executive's responsibilities, relative position at PetSmart, and past grants.

In fiscal year 2006, we continued to grant restricted stock to executive officers in addition to stock options. These grants generally become 100% vested on the fourth anniversary of the date of grant. We believe that this vesting schedule acts as a significant retention tool and also links the compensation of our executive officers with the long-term interests of our stockholders. The earlier vesting of restricted stock may occur in the event of a change in control or, in some cases, in the event of an executive retirement that is pursuant to the requirements as set forth in the grant documents.

Historically, an annual equity award was granted to all eligible participants, including executive officers, within the first two weeks after the close of our fiscal year. Commencing in February 2008, we intend to grant annual equity awards following the release of our year-end financial results. From time to time, the Compensation Committee may also approve additional equity awards to executive officers to recognize exceptional performance, the assumption of additional responsibilities or for retention purposes. Prior to fiscal year 2007, the exercise price of stock option grants was determined by reference to the closing price of our common stock on the last trading day prior to the date of grant. However, the Compensation Committee approved an amendment to the 2006 Plan effective in fiscal year 2007, to determine the exercise price of stock option by reference to the closing price of our common stock on the date of grant.

Consistent with our compensation philosophy, in fiscal year 2006, equity grants to the named executive officers generally reflected the 90th percentile of the market with the exception of Mr. Francis, whose award was slightly above the 75th percentile. As a result, total direct compensation for the named executive officers on average trended between the 75th percentile and 90th percentile. The specific equity grants awarded to the named executive officers are set forth in the "*Summary Compensation Table.*" Equity grants in fiscal year 2007, which occurred in February 2007, continued this philosophy.

4. *Benefits.* We provide benefit programs to executive officers and to other employees. The following table generally illustrates such benefit plans and identifies those employees who may be eligible to participate:

Benefit Plan	Executive Officers	Certain Managers and high-level individual contributors	Other Full Time Employees
401(k) Plan	✓	✓	✓
Medical/Dental/Vision Plans	✓	✓	✓
Life and Disability Insurance (1)	✓	✓	✓
Employee Stock Purchase Plan	✓	✓	✓
Short Term Incentive Plan (2)	✓	✓	✓
Equity Incentive Plans	✓	✓	Not Offered
Change in Control and Severance Plan (3)	✓	✓	Not Offered
Deferred Compensation Plan (4)	✓	✓	Not Offered
Supplemental Early Retirement Plan	Not Offered	Not Offered	Not Offered
Employee Stock Ownership Plan	Not Offered	Not Offered	Not Offered
Defined Benefit Pension Plan	Not Offered	Not Offered	Not Offered

(1) PetSmart provides company-paid Long-Term Disability insurance to eligible full-time employees with a monthly benefit in the amount of 60% of qualified salary to a maximum of $10,000 per month. All of PetSmart's officers receive Company-paid Long-Term Disability coverage that provides a monthly benefit of 66.67% of qualified salary to a maximum of $15,000 per month.

(2) PetSmart has two short-term incentive plans, the Executive Short Term Incentive Plan, or ESTIP, and the Short Term Incentive Plan, or STIP. The ESTIP covers our executive officers, while the STIP is for all other eligible employees. The incentive targets and the company performance metrics for the ESTIP and the STIP are determined by the Compensation Committee at the beginning of each fiscal year based on the position and responsibility of each employee.

(3) Details of the Change in Control and Severance Plan may be found below.

(4) PetSmart has implemented a Deferred Compensation Plan that allows executive officers and certain management-level employees to defer receipt of certain salary and cash bonus payments on a pre-tax basis. The amount deferred under the Deferred Compensation Plan may be indexed to certain approved investment funds. PetSmart matches a percentage of employee deferrals up to a maximum employee deferral of 10% of the salary of the employee. The actual amount PetSmart matches is a function of PetSmart's overall performance relative to an earnings per share target. PetSmart also provides a 401(k) restoration match equal to 50% of the participant's annual deferral amount up to 6% of the participant's annual base salary reduced by the amount of any matching contributions made to the 401(k) Plan.

We believe perquisites for executive officers should be extremely limited in scope and value. As a result, PetSmart has historically given nominal perquisites. The following table generally illustrates the perquisites we do and do not provide and identifies those employees who may be eligible to receive them:

Types of Perquisites	Executive Officers	Certain Managers	Full Time Employees
Employee Discount	✓	✓	✓
Financial Planning Allowance (1)	✓	✓	Not Offered
Automobile Allowance	Not Offered	Not Offered	Not Offered (2)
Country Club Memberships	Not Offered	Not Offered	Not Offered
Personal Use of Company Aircraft	Not Offered	Not Offered	Not Offered
Security Services	Not Offered	Not Offered	Not Offered
Dwellings for Personal Use (3)	Not Offered	Not Offered	Not Offered

(1) We provide our officers with a limited taxable reimbursement allowance for professional services such as financial planning, life insurance, estate planning and tax preparation. See the "*Summary Compensation Table*" for details regarding actual levels provided to executive officers.

(2) Certain field employees receive reimbursement, in accordance with the Internal Revenue Code, for various costs incurred in connection with utilization of their personal vehicle for business travel that is in addition to typical business expenses.

(3) We do not provide dwellings for personal use other than short-term temporary housing related to relocation.

Severance and Change in Control Arrangements

We have entered into agreements with our executive officers providing severance and change in control benefits, the terms of which are described below under "*Employment and Severance Agreements*." We believe these severance and change in control benefits are an essential element of our overall executive compensation package and assist us in recruiting and retaining talented individuals and aligning the executive officer's interests with the interests of our stockholders.

Change in Control Arrangements

With respect to change of control benefits, we provide severance compensation if an executive officer is terminated in connection with a change of control transaction. These change of control benefits that are structured on a "double-trigger" basis, meaning that before an executive officer can receive severance compensation: (1) a change of control must occur and (2) three months prior to or within 36 months following the change in control, the executive officer's employment must be terminated for good reason or without cause. These provisions were included to motivate our executive officers to act in the best interests of our stockholders by removing the distraction of post-change of control uncertainties faced by the executive officers with regard to their continued employment and compensation. We believe that double-trigger change of control severance compensation is attractive to maintain continuity and retention of key management personnel and is consistent with our compensation philosophy. We also provide single trigger acceleration of 50% of outstanding stock awards and "double trigger" full acceleration of such stock awards in the event of a covered termination pursuant to our Executive Change in Control and Severance Benefit Plan.

Severance Arrangements

We also believe that the other severance benefits described below are appropriate, particularly with respect to a termination by PetSmart without cause. In that scenario, both PetSmart and the executive officer have a mutually-agreed-upon severance package that is in place prior to any termination event. We believe this arrangement provides PetSmart with greater flexibility to make a change in executive management if such a change is in the stockholders' best interests.

Limitation on Deduction of Compensation Paid to Certain Executive Officers

Section 162(m) of the Internal Revenue Code denies a deduction to any public corporation such as PetSmart for compensation paid in a taxable year to certain executive officers to the extent that compensation exceeds $1 million. Compensation exceeding $1 million may be deducted only if it is "performance-based compensation" within the meaning of Section 162(m).

The ESTIP and the 2006 Plan have been designed in a manner to permit the grant of cash bonus awards and stock options to the named executive officers that qualify as "performance-based compensation." PetSmart believes that the tax deduction of compensation is an important factor in setting executive compensation policy. PetSmart makes an effort to structure individual compensation and compensation programs to allow it to fully deduct compensation in accordance with Section 162(m). However, if compliance with Section 162(m) conflicts with the PetSmart compensation philosophy, or what is believed to be in the best interests of PetSmart and its stockholders, we may conclude that paying non-deductible compensation is more consistent with that philosophy and in the best interests of PetSmart and our stockholders. For example, in prior years we approved awards of restricted stock to certain executive officers, including Mr. Francis, all subject to four-year cliff vesting. It is likely that any deduction in connection with the award could be limited by the application of Section 162(m). We believe the award forms an important part of our executive officers' total compensation and incentive program, notwithstanding the possible application of the Section 162(m) deduction limitation.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is an officer or employee of PetSmart, and none of our executive officers serve as a member of a compensation committee of any entity that has one or more executive officers serving as a member of our Compensation Committee.

EXECUTIVE COMPENSATION

The following table shows for the fiscal year ended January 28, 2007 compensation awarded to, paid to, or earned by, our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers as of January 28, 2007.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)	All Other Compen-sation (5)	Total
Philip L. Francis .... *Chief Executive Officer and Chairman of the Board*	2006	$905,769	$1,252,489	$778,869	$783,490	$197,930	$135,485	$4,054,032
Timothy E. Kullman...... *Chief Financial Officer and Senior Vice President*	2006	406,154	923,040	288,572	175,661	13,804	41,061	1,848,292
Robert F. Moran .... *President and Chief Operating Officer*	2006	693,077	476,549	653,039	449,634	286,347	113,343	2,671,989
Barbara A. Fitzgerald ..... *Senior Vice President, Special Projects*	2006	406,154	375,724	265,455	180,738	239,984	49,144	1,517,199
David K. Lenhardt .... *Senior Vice President, Services and Store Operations*	2006	345,384	419,374	265,455	153,696	129,054	48,251	1,361,214

(1) Represents the aggregate proportionate fair value of shares of restricted common stock granted in fiscal year 2002 through fiscal year 2006 recognized as a compensation expense in PetSmart's financial statements for fiscal year 2006. The grant date fair value for each share of restricted common stock is based on the closing price of PetSmart's common stock on the date of grant. Generally, the restricted stock awards vest four years from the date of the grant. Quarterly dividends of $0.03 per share were paid on shares of restricted stock during fiscal year 2006.

(2) Represents the aggregate proportionate fair value of stock options granted in fiscal year 2002 through fiscal year 2006 recognized as a compensation expense in PetSmart's financial statements for fiscal year 2006. The grant date fair value is determined in accordance with SFAS No. 123(R), disregarding any estimates of forfeitures.

(3) Represent performance bonuses paid under our Executive Short-Term Incentive Plan.

(4) Represents aggregate earnings under our Deferred Compensation Plan.

(5) Includes the following dividends on restricted stock held by each named executive officer: Philip L. Francis – $31,950; Timothy E. Kullman – $10,200; Robert F. Moran – $22,590; Barbara A. Fitzgerald – $8,550; and David K. Lenhardt – $11,100. In addition, the aggregate value of perquisites and other personal benefits provided to the named executive officers is included in this column and set forth in detail in the table below this note, even if the amount is less than the reporting threshold established by the SEC.

Name	Year	Deferred Comp. Plan Performance-Based Match	Deferred Comp. Plan 401(k) Restoration Match	401(k) Company Match	Group Term Life (Imputed Income)	Executive Long Term Disablity Premium	Executive Choice (a)	Life Insurance Premium	Medical Premium	Dental Premium	Short Term Disability Premium	Executive Physical	Annual Perquisite Total
Philip L. Francis......	2006	$8,750	$20,242	$6,114	$6,571	$5,802	$40,000	$1,086	$8,399	$193	$1,272	$5,106	$103,535
Timothy E. Kullman ..	2006	2,239	5,104	6,151	968	2,775	0	487	8,386	193	1,272	3,286	30,861
Robert F. Moran......	2006	6,700	14,048	6,145	3,217	4,495	40,000	831	8,386	193	1,272	5,466	90,753
Barbara A. Fitzgerald..	2006	4,000	5,895	6,151	1,811	2,775	6,421	487	5,335	193	1,272	6,254	40,594
David K. Lenhardt....	2006	3,300	3,890	6,190	305	2,328	13,924	414	5,335	193	1,272	0	37,151

(a) Represents a limited taxable reimbursement allowance for professional services such as financial planning, life insurance, estate planning and tax preparation, which are focused on assisting executive officers in achieving the highest value from their compensation package

GRANTS OF PLAN-BASED AWARDS

Name	Date of Corporate Approval	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (2)	All Other Stock Awards: Number of Securities Underlying Options (3)	Exercise of Base Price of Option Awards ($/Sh)	Closing Price on Grant Date	Grant Date Fair Value of Stock and Stock Option Awards
			Threshold	Target	Maximum					
Philip L. Francis.......	1/27/2006	2/6/2006	$0	$905,769	$2,717,300	35,000	120,000	$24.04(4)	$24.84(6)	$1,871,000(8)
Timothy E. Kullman....	1/27/2006	2/6/2006	0	203,077	609,231	17,000	35,000	24.04(4)	24.84(6)	708,980(8)
Robert F. Moran.......	1/27/2006	2/6/2006	0	519,808	1,559,423	30,000	95,000	24.04(4)	24.84(6)	1,536,300(8)
Barbara A. Fitzgerald...	1/27/2006	2/6/2006	0	203,077	609,231	12,000	35,000	24.04(4)	24.84(6)	588,780(8)
David K. Lenhardt.....	1/27/2006	2/6/2006	0	172,692	518,076	12,000	35,000	24.04(4)	24.84(6)	588,780(8)
	—	5/22/2006				5,000		27.20(5)	26.75(7)	136,000(9)

(1) Represents amounts payable under the Executive Short Term Incentive Plan. On January 27, 2006, the Compensation Committee of the Board of Directors selected the following business criteria pursuant to the Executive Short Term Incentive Plan for determining the amount of cash bonuses to be awarded to each named executive officer for fiscal year 2006: (a) earnings per share, (b) return on investment, and (c) increase in sales. The Compensation Committee approved the following target bonuses: Philip L. Francis – 100% of salary; Timothy E. Kullman – 50% of salary; Robert F. Moran – 75% of salary; Barbara A. Fitzgerald – 50% of salary; and David K. Lenhardt – 50% of salary. In addition, the Compensation Committee approved a maximum payment of three times the amount of each named executive officer's target bonus. Finally, the Compensation Committee approved the following business criteria weightings: Philip L. Francis, Timothy E. Kullman, Robert F. Moran – 50% earnings per share, 30% return on investment, and 20% increase in sales; and Barbara A. Fitzgerald and David K. Lenhardt – 60% earnings per share, 20% return on investment, and 20% increase in sales. Pursuant to the Executive Change in Control and Severance Benefit Plan (described under "*Employment and Severance Arrangements*" below), should a participant experience a covered termination either within three months prior to or 36 months following a change in control of PetSmart, cash incentive payments and restricted stock paid in lieu of cash incentive payments under the Executive Short Term Incentive Plan will be paid promptly thereafter.

(2) Represents a restricted stock award granted under the 2003 Equity Incentive Plan. Restricted stock awards generally cliff vest after four years. Vesting will accelerate: (a) in the event of a qualified retirement termination, or (b) in the event of termination covered by the Executive Change in Control and Severance Benefit Plan, please see "*Employment and Severance Arrangements*" below.

(3) Represents a stock option granted under the 2003 Equity Incentive Plan. Options allow the participant to purchase a share of PetSmart common stock at the fair market value per share of PetSmart common stock on the date of grant. Stock option vests and becomes exercisable as to 25% of the shares on the yearly anniversary of the date of grant over four years. Vesting will accelerate: (a) in the event of termination covered by the Executive Change in Control and Severance Benefit Plan, or (b) pursuant to certain employment agreements, please see "*Employment and Severance Arrangements*" below. Options generally terminate three months after termination of a participant's service for any reason other than disability or death, 12 months after termination due to disability, 18 months after termination due to death, and 12 months after a change in control of PetSmart.

(4) Represents the closing price of our common stock on February 3, 2006 as reported on the NASDAQ Global Select Market, the last trading day prior to the date of grant on February 6, 2006.

(5) Represents the closing price of our common stock on May 19, 2006 as reported on the NASDAQ Global Select Market, the last trading day prior to the date of grant on May 22, 2006.

(6) Represents the closing price of our common stock on February 6, 2006 as reported on the NASDAQ Global Select Market.

(7) Represents the closing price of our common stock on May 22, 2006 as reported on the NASDAQ Global Select Market.

(8) Represents the aggregate grant date fair value of each award computed in accordance with SFAS No. 123(R). The per-share fair value of each stock option is $8.58. The per-share fair value of each share of restricted common stock is $24.04.

(9) Represents the aggregate grant date fair value of each award computed in accordance with SFAS No. 123(R). The per-share fair value of each share of restricted common stock is $27.20.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards				Stock Awards		
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (3)	Market Value of Shares or Units of Stock That Have Not Vested (4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Philip L. Francis	115,773	0	$ 7.6250	2/26/2008	45,000	$1,367,100	45,000
	50,000	0	8.7500	3/29/2009	100,000	3,038,000	100,000
	200,000	0	10.5500	2/5/2012	50,000	1,519,000	50,000
	200,000	0	12.9500	3/24/2012	45,000	1,367,100	45,000
	132,188	2,812(1)	14.8800	2/4/2013	35,000	1,063,300	35,000
	72,917	27,083(1)	23.4200	2/4/2014			
	23,750	71,250(2)	30.2000	2/2/2015			
	0	120,000(2)	24.0400	2/5/2013			
Timothy E. Kullman. . .	0	0	14.5600	7/7/2012	17,000	516,460	17,000
	2,500	1,250(1)	14.8800	2/4/2013	20,000	607,600	20,000
	1,771	11,510(1)	23.4200	2/4/2014	21,250	645,575	21,250
	7,500	22,500(2)	30.2000	2/2/2015	14,000	425,320	14,000
	0	35,000(2)	24.0400	2/5/2013	12,000	364,560	12,000
					5,000	151,900	5,000
Robert F. Moran	6,772	0	8.4375	7/18/2009	35,000	1,063,300	35,000
	302,596	0	8.4375	7/18/2009	50,000	1,519,000	50,000
	125,000	0	3.0625	3/27/2010	43,750	1,329,125	43,750
	100,000	0	3.0300	3/27/2011	37,000	1,124,060	37,000
	100,000	0	3.0300	3/27/2011	30,000	911,400	30,000
	130,991	0	9.0000	12/10/2011			
	100,000	0	10.5500	2/5/2012			
	100,000	0	12.9500	3/24/2012			
	117,500	2,500(1)	14.8800	2/4/2013			
	63,802	23,698(1)	23.4200	2/4/2014			
	20,250	60,750(2)	30.2000	2/2/2015			
	0	95,000(2)	24.0400	2/5/2013			
Barbara A. Fitzgerald . .	0	0	4.6300	9/17/2010	17,000	516,460	17,000
	75,000	0	3.0300	3/27/2011	21,250	645,575	21,250
	75,000	0	10.5500	2/5/2012	10,000	303,800	10,000
	58,750	1,250(1)	14.8800	2/4/2013	14,000	425,320	14,000
	30,990	11,510(1)	23.4200	2/4/2014	12,000	364,560	12,000
	7,500	22,500(2)	30.2000	2/2/2015			
	0	35,000(2)	24.0400	2/5/2013			
David K. Lenhardt	25,000	0	4.6600	10/1/2010	17,000	516,460	17,000
	25,000	0	3.0300	3/27/2011	20,000	607,600	20,000
	75,000	0	10.5500	2/5/2012	21,250	645,575	21,250
	58,750	1,250(1)	14.8800	2/4/2013	10,000	303,800	10,000
	30,990	11,510(1)	23.4200	2/4/2014	14,000	425,320	14,000
	7,500	22,500(2)	30.2000	2/2/2015	12,000	364,560	12,000
	0	35,000(2)	24.0400	2/5/2013	5,000		5,000

(1) Stock option vests as to 25% of the shares on the one-year anniversary of the date of grant, and the remaining 75% of the option shares vest and become exercisable each month thereafter on a ratable basis over a period of 36 months in accordance with their terms. Vesting will accelerate: (a) in the event of termination covered by the Executive Change in Control and Severance Benefit Plan, or (b) pursuant to certain employment agreements, please see "*Employment and Severance Arrangements*" below.

(2) Stock option vests and becomes exercisable as to 25% of the shares on the yearly anniversary of the date of grant over four years. Vesting will accelerate: (a) in the event of termination covered by the Executive Change in Control and Severance Benefit Plan, or (b) pursuant to certain employment agreements, please see "*Employment and Severance Arrangements*" below.

(3) Shares of restricted common stock generally cliff vest after four years. Vesting will accelerate: (a) in the event of a retirement termination, (b) in the event of termination covered by the Executive Change in Control and Severance Benefit Plan, or (c) pursuant to certain employment agreements, please see "*Employment and Severance Arrangements*" below.

(4) Calculated by multiplying the number of shares of restricted common stock by the closing price ($30.38) of PetSmart's common stock on January 26, 2007, the last trading day before the end of the 2006 fiscal year, as reported on the NASDAQ Global Select Market.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting
Philip L. Francis	225,000	$5,038,927	—	—
Timothy E. Kullman	100,886	1,231,150	—	—
Robert F. Moran	—	—	—	—
Barbara A. Fitzgerald	154,000	3,770,758	—	—
David K. Lenhardt	75,000	1,906,918	—	—

(1) Amounts are based on the sales price of our common stock on the exercise date less the aggregate exercise price. The value realized was determined without considering any taxes that may have been owed. The exercise price of each stock option was equal to the closing price of our common stock as reported on the NASDAQ Global Select Market for the last trading day prior to the date of grant.

NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY (1)	Aggregate Earnings in Last FY (2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (3)
Philip L. Francis	$414,643	$28,992	$197,930	—	$2,290,822
Timothy E. Kullman	6,481	7,343	13,804	—	123,846
Robert F. Moran	147,665	20,748	286,347	—	3,135,135
Barbara A. Fitzgerald	202,610	9,895	239,984	—	2,075,379
David K. Lenhardt	80,647	7,190	129,054	$137,906	1,172,977

(1) Amounts in this column are PetSmart's are reflected in the "*All Other Compensation*" column in the "*Summary Compensation Table*" and are comprised of Performance-Based Match and 401(k) Restoration Match. Please see footnote 5 to the "*Summary Compensation Table.*"

(2) Amounts in this column are included in the "*Non-Equity Incentive Plan Compensation*" column in the "*Summary Compensation Table.*"

(3) Amounts in this column previously were reported as compensation to the named executive officer in the "*Summary Compensation Table*" for prior years.

Nonqualified Deferred Compensation Plans

General

We maintain the PetSmart, Inc. Amended and Restated Deferred Compensation Plan, or Frozen Deferred Compensation Plan, and the PetSmart, Inc. 2005 Deferred Compensation Plan, or the 2005 Deferred Compensation Plan and collectively, the Deferred Compensation Plans. The Frozen Deferred Compensation Plan was established effective as of March 26, 2002 and its terms govern amounts that were earned and vested by participants as of December 31, 2004 (and any earnings on such amounts). No further deferrals or contributions may be made under the Frozen Deferred Compensation Plan as of December 31, 2004. The 2005 Deferred Compensation Plan was established effective after January 1, 2005 and its terms govern all amounts that were deferred by participants or other contributions to participants' accounts by PetSmart on or after January 1, 2005 (and any earnings on such amounts).

The Deferred Compensation Plans are non-tax-qualified, unfunded and unsecured deferred compensation plans that are intended to provide a select group of management and highly compensated employees (including executive, senior and corporate officers) and directors the opportunity to defer receipt and taxation of certain forms of compensation.

Compensation Eligible for Deferral and Company Contributions

The 2005 Deferred Compensation Plan allows participants to defer the following amounts: (i) up to 75% of annual base salary; (ii) up to 100% of bonus or incentive compensation that is payable in cash; (iii) up to 100% of directors' fees that are payable in cash; (iv) 100% of any annual 401(k) plan refund offset amounts (amounts that may be refunded to participants from the Company's 401(k) plan as a result of certain nondiscrimination testing); and (v) 100% of any annual 401(k) plan reduction amounts (amounts that participants may not be able to defer under our 401(k) plan as a result of certain nondiscrimination testing). The same types of compensation were permitted to be deferred under the Frozen Deferred Compensation Plan.

Under the 2005 Deferred Compensation Plan, we may contribute to participants' accounts annual 401(k) plan restoration matching contributions that are intended to provide participants with amounts that were not able to be made as matching contributions under our 401(k) plan due to certain nondiscrimination requirements. In addition, we may contribute to participants' accounts annual performance-based matching amounts (up to 10% of annual base salary) that are contingent on our achievement of certain pre-tax earnings targets established by the 401(k) and our deferred compensation committee, or the Deferred Compensation Committee. The Frozen Deferred Compensation Plan also provided for 401(k) plan restoration matching contributions and performance-based matching amounts.

Participants are fully vested in all amounts deferred or credited to their accounts under the Deferred Compensation Plans, except that any 401(k) plan restoration matching contributions and performance-based matching amounts become fully vested only after participants have completed five years of service with PetSmart. However, in the event of a participant's retirement, disability, death during employment or a change in control of PetSmart, all amounts become immediately and fully vested. In the event that any benefits provided to a participant under the Deferred Compensation Plans constitute "parachute payments" under Section 280G of the Internal Revenue Code and would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, benefits will be provided to the participant either in full or to a lesser extent which would result in no portion of the benefits being subject to the excise tax, whichever of such amounts, when taking into account the excise tax and all other applicable taxes, would result in the participant's receipt of the greatest amount of benefits on an after-tax basis.

Earnings

Account balances under the Deferred Compensation Plans are credited with investment earnings (or losses) based on the performance of certain measurement funds selected by participants. The measurement funds offered under the Deferred Compensation Plans are selected by the Compensation Committee and may change from time to time. As of December 31, 2006, the measurement funds offered under the Deferred Compensation Plans are as follows (with 2006 annual rates of return indicated for each): Gartmore VIT Money Market Fund (4.61%); PIMCO VIT Total Return Fund (3.85%); Fidelity VIP Equity Income Fund (20.08%); Dreyfus Stock Index Fund (15.50%); Fidelity VIP Contrafund (11.59%); Oppenheimer Capital Appreciation Fund (7.96%); Goldman VIT Mid Cap Value Fund (16.16%); Gartmore VIT Mid Cap Index Fund (9.90%); AIM V.I. Capital Development Fund (16.51%); Royce Micro Cap Fund (21.07%); Dreyfus Small Cap Index Fund (14.41%); and Fidelity VIP Overseas Fund (17.94%). Participants may change their investment selections prospectively on a daily basis.

Distributions and Withdrawals

Timing of Distributions and Withdrawals. In general, distributions and withdrawals are permitted on dates pre-selected by participants or upon certain other events. In the case of the Frozen Deferred Compensation Plan, distribution elections in effect on December 31, 2004 will remain in effect, subject to the ability of a participant to change such elections as provided in the Frozen Deferred Compensation Plan. In the case of the 2005 Deferred Compensation Plan, the time and manner of making and of changing elections is governed by Section 409A of the Internal Revenue Code. Distribution events include:

- Termination of employment (including retirement);
- Change in control of PetSmart (2005 Deferred Compensation Plan only);
- Death;
- Disability;
- Unforeseen financial emergency, as determined by the Deferred Compensation Committee; and
- In the case of the Frozen Deferred Compensation Plan only, a participant may elect to withdraw his or her entire account balance at any time, less a 10% withdrawal penalty.

Limitations on distributions elections:

- Under the 2005 Deferred Compensation Plan, amounts attributable to our 401(k) plan restoration matching contributions or performance-based matching amounts (except for installments payable upon retirement) will only be paid upon the earliest to occur of death, disability, termination of employment or retirement.
- In accordance with Section 409A of the Internal Revenue Code, all distributions under the 2005 Deferred Compensation Plan that are payable to certain "specified employees" upon a separation from service with the Company will be delayed for at least six months following separation.
- A participant may elect to receive a distribution of amounts in his or her account under the Deferred Compensation Plans (other than any amounts attributable to 401(k) plan refund offset or reduction amounts, 401(k) plan restoration matching contributions and performance-based matching amounts) on a date designated by the participant, provided that such date is at least three plan years after the end of the plan year in which the amount is deferred.

Form of Distribution or Withdrawal. In general, permitted distributions or withdrawals may be made in the form of either a lump sum distribution or in installments as pre-selected by the participants subject to a number of restrictions and limitations. Some of the more material limitations are as follows:

- Under the Deferred Compensation Plans, amounts that are payable upon retirement may be made in the form of a lump sum or in installments not to exceed fifteen years.

- Under the 2005 Deferred Compensation Plan, amounts payable upon termination of employment (prior to retirement, death or disability) may be made in two annual installments if the account balance exceeds $100,000 or in a lump sum if the account balance is $100,000 or less.
- Under the Frozen Deferred Compensation Plan, amounts payable upon termination of employment (prior to retirement, death or disability) may be made in a lump sum or installments of up to five years if the account balance is $50,000 or more, or in a lump sum if the account balance is less than $50,000.
- If a participant dies before he or she retires, terminates employment or incurs a disability, the participant's beneficiary will receive a benefit equal to the participant's account balance. Any such benefit under the 2005 Deferred Compensation Plan will be paid in the form of a lump sum, while any such benefit under the Frozen Deferred Compensation Plan will be paid in the form of a lump sum if the amount is less than $50,000, or in a lump sum or installments of up to five years if the amount is $50,000 or more.
- If a participant becomes disabled before his or her account balance under the Deferred Compensation Plans has been fully distributed, the remaining amount will be distributed in a lump sum.
- To the extent permitted by Section 409A of the Code, upon a change in control of PetSmart, participants' account balances under the 2005 Deferred Compensation Plan will be immediately paid in a lump sum.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

Employment Agreements

We have entered into employment agreements or offer letters with our executive officers, which provide for an annual salary and performance incentive payout to be determined from time to time by the Board of Directors, at its discretion, and participation in our employee benefit programs. The agreements also provide for a grant of options to purchase shares of Common Stock under our stock option plans at an exercise price equal to the fair market value of the Common Stock on the date of grant in accordance with our standard vesting policy.

We have entered into employment agreements with Philip L. Francis, our Chief Executive Officer and Chairman of the Board, and Robert F. Moran, our President and Chief Operating Officer, dated February 10, 1998, and August 25, 1999, respectively. Under the terms of such agreements, in addition to the severance and change in control benefits provided under our Executive Change in Control and Severance Benefit Plan (detailed below), if either Mr. Francis' or Mr. Moran's employment is terminated without cause, or either is constructively terminated, the vesting of all stock options then held by Mr. Francis or Mr. Moran, as the case may be, shall continue for one year following such termination.

Executive Change in Control and Severance Benefit Plan

On March 25, 2003, we adopted an Executive Change in Control and Severance Benefit Plan for our executive officers and other officers to provide certain severance benefits and/or certain benefits upon a change in control.

Upon a change in control, the plan provides that:

- 50% of all outstanding stock awards for the executive officers will immediately vest, and the remaining outstanding stock awards will vest on the earliest of: (1) a termination that is covered by the plan; (2) normal vesting; or (3) the passage of three years from the change in control; and
- the executive officer will, subject to certain exceptions, have at least a 12-month period to exercise his or her options following a change in control.

Upon a termination of employment that is covered by the plan (whether or not in connection with a change in control), the plan provides:

- for a lump sum salary payment equal to 1.5 to 2.0 multiplied by the greater of: (1) the executive officer's current monthly salary multiplied by 12; or (2) the greatest amount of base salary received in any 12-month period within the prior three years. Such payment may be reduced in the event the executive officer is employed with PetSmart for less than 12 months; and

- that the executive officer will be entitled (but not obligated) to continue health care coverage, life insurance coverage, outplacement benefits, and other enumerated executive benefits with PetSmart. PetSmart will continue to subsidize the portion of the premiums and benefits payable on account of the executive officer for 1.5 to 2.0 years (one year in the case of outplacement benefits or, in the case of health care coverage, until the executive officer obtains coverage from another source).

Upon a covered termination within three months prior to or within 36 months following a change in control, the plan provides:

- for a lump sum bonus payment equal to 1.5 to 2.0 multiplied by the sum of the largest amount of any cash incentive payouts (including certain restricted stock or restricted stock units paid in lieu of cash incentive payouts) that were paid to the executive officer during any consecutive 12-month period in the three years immediately preceding the change in control.

In the event the executive officer is subject to the "golden parachute" excise tax under Section 4999 of the Code in connection with any payment under the plan, we will provide a gross-up payment to offset the financial impact of such tax to the executive officer.

As a condition of receiving these severance benefits, our executive officers will be required to sign a release of claims and confirm their existing post-termination obligations regarding keeping confidential our proprietary information; refraining from soliciting our employees, other service providers, or suppliers for a limited period of time; and/or not competing with PetSmart for a limited period of time.

Non-Competition Agreements

Each executive officer has entered into a non-competition agreement that prohibits such executive officer from competing with us for a period of one year after termination of his or her employment with PetSmart.

Retirement, Disability and Death Benefits

Our executive officers are not generally entitled to any special benefits upon retirement, the occurrence of disability or death, except as follows.

Retirement

The vesting of restricted stock granted under the 2006 Equity Incentive Plan will accelerate in the event of a retirement termination which occurs when an eligible retiree terminates service with PetSmart either: (a) as a result of their death or disability, or (b) pursuant to their voluntary cessation of employment, but only if: (i) such voluntary cessation has been designated by PetSmart, in our sole discretion, as a retirement, (ii) PetSmart determines that such resignation is not detrimental to it, and (iii) the employee enters into a non-competition agreement in a form acceptable to PetSmart. An employee is an eligible retiree if, at the time of their cessation of employment, they are: (1) an employee, (2) at least 55 years of age, (3) have been continuously employed by PetSmart during the five-year period ending on the date of their termination, and (4) the sum of their age and the number of years of continuous employment with PetSmart ending on the date of their termination, is at least 62. The shares of restricted stock for those eligible retirees who have a retirement termination will vest 25% for each full year (not to exceed 100%) between the date of grant and the date of their retirement termination.

Disability

PetSmart provides company-paid long-term disability insurance to eligible full-time employees with a monthly benefit in the amount of 60% of qualified salary to a maximum of $10,000 per month. All of our executive officers receive company-paid long-term disability coverage that provides a monthly benefit of 66.67% of qualified salary to a maximum of $15,000 per month.

Benefits Derived from a Departure

Philip L. Francis

The following table describes the potential payments to Mr. Francis upon his termination without good cause, or constructive termination, if applicable, both in connection with a change of control and not in connection with a change of control, as if such termination or resignation had occurred on January 28, 2007:

Type of Event	Salary (1)	Bonus (2)	Stock Options	Restricted Stock Awards	Benefits (6)	Excise Tax Gross-Up
Termination with Cause......	—	—	—	—	—	—
Termination without Good Cause or Constructive Termination.............	$1,830,000	$3,580,500	$ 412,074(3)	—	$84,938	—
Termination in connection with Change in Control........	$1,830,000	$3,580,500	$1,005,709(4)	$8,354,500(5)	$84,938	—

(1) Represents Mr. Francis' base salary as of January 28, 2007 multiplied by 2.0.

(2) Represents Mr. Francis' incentive bonus for the fiscal year ending January 28, 2007 multiplied by 2.0.

(3) Represents the value of unvested stock options held by Mr. Francis as of January 28, 2007 that would vest over the next 12 months following such termination calculated by multiplying the number of such unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006) less the exercise price of such stock options.

(4) Represents the value of all unvested stock options held by Mr. Francis as of January 28, 2007 that would accelerate calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006) less the exercise price of such stock options.

(5) Represents the value of all unvested restricted stock awards as of January 28, 2007 that would accelerate calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006).

(6) Represents the value of healthcare coverage, life insurance, outplacement benefits and the enumerated benefits for two years.

Robert F. Moran

The following table describes the potential payments to Mr. Moran upon his termination without good cause, or constructive termination, if applicable, both in connection with a change of control and not in connection with a change of control, as if such termination or resignation had occurred on January 28, 2007:

Type of Event	Salary (1)	Bonus (2)	Stock Options	Restricted Stock Awards	Benefits (6)	Excise Tax Gross-Up(7)
Termination with Cause......	—	—	—	—	—	—
Termination without Good Cause or Constructive Termination.............	$1,400,000	$1,953,000	$345,221(3)	—	$84,480	—
Termination in connection with Change in Control........	$1,400,000	$1,953,000	$816,923(4)	$5,946,885(5)	$84,480	$1,829,777

(1) Represents Mr. Moran's base salary as of January 28, 2007 multiplied by 2.0.

(2) Represents Mr. Moran's incentive bonus for the fiscal year ending January 28, 2007 multiplied by 2.0.

(3) Represents the value of unvested stock options held by Mr. Moran as of January 28, 2007 that would vest over the next 12 months following such termination calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 28, 2007 (the last trading day of fiscal year 2006) less the exercise price of such stock options.

(4) Represents the value of all unvested stock options held by Mr. Moran as of January 28, 2007 that would accelerate calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006) less the exercise price of such stock options.

(5) Represents the value of all unvested restricted stock awards as of January 28, 2007 that would accelerate calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006).

(6) Represents the value of healthcare coverage, life insurance, outplacement benefits and the enumerated benefits for two years.

(7) Represents a cash payment that would be paid to Mr. Moran to offset tax payments that would be owed by Mr. Moran pursuant to Section 4999 of the Code.

Barbara A. Fitzgerald

The following table describes the potential payments to Ms. Fitzgerald upon her termination without good cause, or constructive termination, if applicable, both in connection with a change of control and not in connection with a change of control, as if such termination or resignation had occurred on January 28, 2007:

Type of Event	Salary (1)	Bonus (2)	Stock Options (3)	Restricted Stock Awards (4)	Benefits (5)	Excise Tax Gross-Up
Termination with Cause	—	—	—	—	—	—
Termination without Good Cause or Constructive Termination	$612,000	$577,776	—	—	$56,169	—
Termination in connection with Change in Control	$612,000	$577,776	$325,438	$2,255,715	$56,169	—

(1) Represents Ms. Fitzgerald's base salary as of January 28, 2007 multiplied by 1.5.

(2) Represents Ms. Fitzgerald's incentive bonus for the fiscal year ending January 28, 2007 multiplied by 1.5.

(3) Represents the value of all unvested stock options held by Ms. Fitzgerald as of January 28, 2007 that would accelerate calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006) less the exercise price of such stock options.

(4) Represents the value of all unvested restricted stock awards as of January 28, 2007 that would accelerate calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006).

(5) Represents the value of healthcare coverage, life insurance, outplacement benefits and the enumerated benefits for one and half years.

David K. Lenhardt

The following table describes the potential payments to Mr. Lenhardt upon his termination without good cause, or constructive termination, if applicable, both in connection with a change of control and not in connection with a change of control, as if such termination or resignation had occurred on January 28, 2007:

Type of Event	Salary (1)	Bonus (2)	Stock Options (3)	Restricted Stock Awards (4)	Benefits (5)	Excise Tax Gross-Up
Termination with Cause	—	—	—	—	—	—
Termination without Good Cause or Constructive Termination.	$525,000	$437,805	—	—	$51,352	—
Termination in connection with Change in Control.	$525,000	$437,805	$325,438	$3,015,215	$51,352	—

(1) Represents Mr. Lenhardt's base salary as of January 28, 2007 multiplied by 1.5.

(2) Represents Mr. Lenhardt's incentive bonus for the fiscal year ending January 28, 2007 multiplied by 1.5.

(3) Represents the value of all unvested stock options held by Mr. Lenhardt as of January 28, 2007 that would accelerate calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006) less the exercise price of such stock options.

(4) Represents the value of unvested restricted stock awards as of January 28, 2007 that would accelerate calculated by multiplying the number of unvested shares by the closing price of our common stock as reported on the NASDAQ Global Select Market on January 26, 2007 (the last trading day of fiscal year 2006).

(5) Represents the value of healthcare coverage, life insurance, outplacement benefits and the enumerated benefits for one and half years.

Timothy E. Kullman

We entered into a retention agreement with Timothy E. Kullman, our Senior Vice President and Chief Financial Officer, dated December 12, 2006, pursuant to which Mr. Kullman resigned from PetSmart effective as of a date to be determined by PetSmart, which effective date shall be no earlier than February 6, 2007, but not later than after April 30, 2007, or the Last Day. Mr. Kullman resigned on April 1, 2007. Under the retention agreement, we agreed to pay Mr. Kullman $622,500, less applicable payroll taxes and deductions, no later than 14 days after Mr. Kullman's execution of a resignation letter, which he executed on December 12, 2006, and his execution of a release of claims and a confidentiality, non-solicitation and non-compete agreement. Mr. Kullman executed a release of claims and the confidentiality, non-solicitation and non-compete agreement on his Last Day.

The confidentiality, non-solicitation and non-compete agreement requires Mr. Kullman to agree that he will not solicit or attempt to solicit any employee, consultant or independent contractor of PetSmart or any affiliate thereof to terminate his or her relationship with PetSmart in order to become an employee, consultant or independent contractor of any other person or entity for a period of one year following Mr. Kullman's Last Day and, for a similar period, Mr. Kullman to agree that he will not accept a position with, become employed by or otherwise enter into a relationship with a competitor, or a PetSmart Competitor. Under the Separation Agreement, a PetSmart Competitor is defined as any entity engaged in business, in whole or in part, in the pet retail or pet services industry that has annual gross revenues related to pets, pet products or services of at least $100 million, including, but not limited to, Petco, Pet Supplies Plus, Pet Supermarket, Pet Value (Canada), Super Pet (Canada) and the pet business of Wal-Mart, Target or other mass merchandisers.

Mr. Kullman's health benefits with us will terminate on his Last Day, but we agreed under the Separation Agreement to pay a portion of Mr. Kullman's COBRA payments until the earlier of (a) the 18 month anniversary of his Last Day or (b) until he becomes eligible for medical, dental or vision coverage through a subsequent provider. The portion to be paid by us of these COBRA benefits shall be equal to the portion of the premium paid by us prior to his separation from PetSmart. Similarly, if Mr. Kullman is covered by life insurance and we pay the premiums prior to Mr. Kullman's Last Day, we agree under the Separation Agreement to provide Mr. Kullman with life insurance coverage until the earlier of (a) the 18 month anniversary of his Last Day or (b) until he becomes eligible for life insurance coverage through a subsequent provider. Mr. Kullman's rights under any current stock option or restricted stock agreement will continue to be governed by the actual plan documents. Mr. Kullman was also be entitled to receive any amount otherwise due him under our executive incentive program for 2006 performance, less applicable payroll taxes and deductions, which amount is set forth above in the table entitled "*Summary Compensation Table.*"

Any benefits or payments owing under the Separation Agreement to Mr. Kullman shall terminate immediately upon the occurrence of any of the following events:

- Mr. Kullman breaches the confidentiality, non-solicitation and non-compete agreement attached to the Separation Agreement or any similar confidentiality, non-competition or non-solicitation agreement with us;
- Mr. Kullman becomes employed or associated with a PetSmart Competitor or engages in actions prohibited by the Separation Agreement;
- Mr. Kullman owns, manages, operates, joins or controls or participates in the ownership, management, or control of, or is employed by or connected in any manner with any person, enterprise or entity that is engaged in any business competitive with us other than passive investments of less than 2% in a publicly traded company;
- Mr. Kullman encourages or solicits any of our current employees to leave our employ for any reason or interferes in any other manner with our employment relationships with our current employees; or
- Mr. Kullman induces any of our current clients, customers, suppliers, vendors, distributors or other third parties to terminate an existing business relationship with us or otherwise interferes in any other manner with existing business relationships with these parties.

	Severance	Bonus (1)	Stock Awards	Benefits (2)
Timothy E. Kullman	$622,500	$175,661	—	$35,165

(1) Represents the amount Mr. Kullman would have received pursuant to our Executive Short Term Incentive Plan for fiscal year 2006, such amount was paid in fiscal year 2007.

(2) Represents 18 months of partial COBRA benefits, Executive Choice 2007 balance, and value of executive annual physical.

ARTICLE V. STOCK

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 2, 2007, by:

- all those known by us to be beneficial owners of more than 5% of our common stock;
- each Director and nominee;
- each of the executive officers named in the Summary Compensation Table; and
- all of PetSmart's executive officers, Directors, and nominees as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Unless otherwise indicated in the footnotes to this table, and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Beneficial ownership also includes shares of common stock subject to options currently exercisable on or before May 1, 2007. These shares are not deemed outstanding for computing the percentage ownership of each other person. Beneficial ownership also includes shares of restricted common stock that are unvested as of May 1, 2007 and that are therefore subject to forfeiture. Percentage of beneficial ownership is based on 135,925,427 shares of our common stock outstanding as of March 2, 2007. Unless otherwise indicated, the address of each of the individuals and entities listed below is c/o PetSmart, Inc., 19601 North 27th Avenue, Phoenix, Arizona 85027.

	Beneficial Ownership	
	Number of Shares Beneficially Owned	Percent of Total
T. Rowe Price Associates, Inc. (1) 100 E. Pratt Street Baltimore, MD 21202	13,237,470	9.73%
Philip L. Francis (2)(3)	1,036,438	*
Richard K. Lochridge (4)(5)	91,035	*
Lawrence A. Del Santo (4)	79,035	*
Thomas G. Stemberg (4)(6)	73,291	*
Barbara A. Munder (4)	70,035	*
Ronald Kirk (4)	20,227	*
Amin I. Khalifa (4)(7)	13,544	*
Jeffery W. Yabuki (4)	13,448	*
Joseph S. Hardin, Jr. (4)(8)	12,567	*
Rita V. Foley (4)	12,452	*
Gregory P. Josefowicz (4)	11,767	*
Rakesh Gangwal (4)	11,115	*
Robert F. Moran (3)(9)	1,814,898	1.34%
Barbara A. Fitzgerald (3)	544,753	*
David K. Lenhardt (3)	397,536	*
Timothy E. Kullman (3)	108,651	*
All executive officers, Directors, and nominees as a group (23 persons) (3)(4)(10)	5,317,157	3.91%

* Less than one percent.

(1) Based upon a Schedule 13G filed by T. Rowe Price Associates, Inc., on February 14, 2007, in which T. Rowe Price Associates, Inc., and certain affiliates reported that they had sole voting power over 2,245,450 of such shares, sole dispositive power over 13,237,470 of such shares, shared voting power over none of such shares,

and shared dispositive power over none of such shares as of December 31, 2006. T. Rowe Price Associates, Inc., has informed us that they have expressly disclaimed that they are, in fact, the Beneficial Owner of such securities.

(2) Includes 14,852 shares of common stock held by the two children of Mr. Francis.

(3) Includes restricted stock granted pursuant to our 1997 Equity Incentive Plan, or the 1997 Plan, and our 2003 Equity Incentive Plan, or the 2003 Plan, and our 2006 Equity Incentive Plan, or the 2006 Plan. All such shares will generally vest in four years from their grant date, and are subject to forfeiture in the event the executive officer is not continuously employed by PetSmart until such date. As of May 1, 2007, the following number of shares of restricted common stock were unvested: Mr. Francis – 156,786; Mr. Moran – 132,753 shares; Ms. Fitzgerald – 57,250 shares; Mr. Kullman – 52,250 shares; Mr. Lenhardt – 71,816 shares. All executive officers as group held 756,901 shares of unvested restricted common stock. Also includes shares exercisable pursuant to vested stock options as of May 1, 2007 as follows: Mr. Francis – 782,440; Mr. Moran –1,218,880 shares; Ms. Fitzgerald – 267,396 shares; Mr. Kullman – 31,927 shares; Mr. Lenhardt – 242,396 shares. All executive officers as group held vested stock options to purchase 3,036,856 shares of common stock as of May 1, 2007.

(4) Includes shares of restricted common stock granted pursuant to the 1997 Plan and 2006 Plan. In fiscal years 2004, 2005, and 2006, all such shares generally vest on the four year anniversary of the grant date and are subject to forfeiture in the event the Director ceases to be a member of the Board of Directors until such date. In fiscal year 2007, and all such shares generally vest on the one year anniversary of the grant date and are subject to forfeiture in the event the Director ceases to be a member of the Board of Directors until such date. As of May 1, 2007, the following number of shares of restricted common stock were unvested: Mr. Lochridge – 9,688 shares; Mr. Del Santo – 9,688 shares; Mr. Stemberg – 9,688 shares; Ms. Munder – 9,688 shares; Mr. Kirk – 9,688 shares; Mr. Khalifa – 9,507 shares; Mr. Yabuki – 11,068 shares; Mr. Hardin – 10,625 shares; Ms. Foley – 11,068 shares; Mr. Josefowicz – 10,620 shares; and Mr. Gangwal – 9,956 shares. All Directors and nominees as group held 111,284 shares of unvested restricted common stock as of May 1, 2007. Also includes shares exercisable pursuant to vested stock options as of May 1, 2007 as follows: Mr. Lochridge – 62,843 shares; Mr. Del Santo – 62,843 shares; Mr. Stemberg – 37,028 shares; Ms. Munder – 53,843 shares; Mr. Kirk – 8,625 shares. All Directors and nominees as group held vested stock options to purchase 225,182 shares of common stock as of May 1, 2007.

(5) Includes 18,504 shares of common stock held by the Lochridge Living Trust of which Mr. Lochridge is a trustee.

(6) Includes 1,660 shares of common stock held by Thomas Stemberg Trust of which Mr. Stemberg is a trustee, and 1,025 shares of common stock held in trust for the three minor children of Mr. Stemberg.

(7) Includes 2,000 shares of common stock held by the Khalifa Family Trust of which Mr. Khalifa is a trustee.

(8) Includes 500 shares of common stock held by the Judy Ridlen Trust of which Mr. Hardin is a trustee.

(9) Includes 34,019 shares of common stock held by Mr. Moran's spouse.

(10) Includes 1,006,365 shares of common stock beneficially owned by other executive officers of PetSmart, of which 1,000 shares of common stock are held by Mr. Crozier's spouse, and 493,817 shares are subject to stock options exercisable on or before May 1, 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of PetSmart. Officers, Directors, and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended January 28, 2007, all Section 16(a) filing requirements applicable to our officers, Directors, and greater than 10% stockholders were met.

Equity Compensation Plans

All share numbers and information in the table and footnotes below are as of January 28, 2007.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)(c)
Equity compensation plans approved by stockholders (1)	6,281,391	$16.83567	11,938,518(2)
Equity compensation plans not approved by stockholders (3)	1,045,573	$12.75268	215,948
Total	7,326,964	$16.25302	12,154.466

(1) The plans included in this row are the: 1996 Non-Employee Director's Equity Plan, 2002 Employee Stock Purchase Plan, and 2006 Equity Incentive Plan.

(2) Under the 2006 Equity Incentive Plan, we may grant stock bonuses, stock options, and stock appreciation rights for the full amount of the share reserve of 8,941,577.

(3) The plan included in this row is the 1997 Equity Incentive Plan, and includes restricted stock grants.

1996 Non-Employee Directors Equity Plan

As of April 23, 2007, 204,557 shares of common stock were subject to outstanding stock options under PetSmart's 1996 Non-Employee Directors Equity Plan with exercise prices ranging from $3.03 to $10.5 per share. The 1996 Non-Employee Directors Equity Plan expired on May 11, 2002, and no further options may be granted under this plan.

1997 Equity Incentive Plan

Our Board of Directors adopted the 1997 Equity Incentive Plan, or the 1997 Plan, in May 1997. The 1997 Plan was not approved by our stockholders. The 1997 Plan provided for the grant of nonstatutory stock options, stock bonuses, and restricted stock to our employees, Directors, and consultants. In addition, shares of our common stock were issued to members of our Board of Directors, at their election, in lieu of cash payments for their Directors' fees. As of April 23, 2007, 848,347 shares were subject to outstanding stock options, and 1,220,827 shares were subject to outstanding stock bonuses and unvested restricted stock. No additional stock awards were granted under the 1997 Plan following stockholder approval of the 2006 Equity Incentive Plan, or the 2006 Plan, at our 2006 Annual Meeting.

Our Board of Directors, or a committee appointed by our Board, set the terms of stock awards granted under the 1997 Plan subject to the terms of the plan. The exercise price of nonstatutory stock options granted under the 1997 Plan is not less than 100% of the fair market value of the stock subject to the option on the date of grant. Options under the 1997 Plan generally terminate three months after termination of service for any reason other than death or disability, 12 months after termination due to disability, and 18 months following death. In no event may an option be exercised beyond the expiration of its maximum 10 year term. Stock awards generally vest over four years.

Upon a significant corporate transaction, a surviving entity will either assume or substitute outstanding awards under the 1997 Plan, or, in the event the surviving entity refuses to assume or substitute outstanding awards, the vesting and exercisability of such stock awards will accelerate in full. In the event of a change in control transaction and a participant's service with PetSmart or a successor entity is terminated without cause or constructively terminated within 18 months following the occurrence of such transaction, the vesting and exercisability of the stock awards held by such participants will be accelerated in full.

The vesting of certain grants of restricted stock under the 1997 Plan may accelerate in the event of a plan retirement. A plan retirement occurs when an eligible retiree terminates service with PetSmart either: (a) as a result of their death or disability, or (b) pursuant to their voluntary cessation of employment, but only if: (i) such voluntary cessation has been designated by PetSmart, in our sole discretion, as a retirement, (ii) PetSmart determines that such resignation is not detrimental to it, and (iii) the employee enters into a non-competition agreement in a form acceptable to PetSmart. An employee is an eligible retiree if, at the time of their cessation of employment, they are: (1) an employee, (2) at least 55 years of age, (3) have been continuously employed by PetSmart during the five-year period ending on the date of their termination, and (4) the sum of their age and the number of years of continuous employment with PetSmart ending on the date of their termination, is at least 62. The shares of restricted stock for those eligible retirees who have a plan termination may vest 25% for each full year between the date of grant and the date of their retirement termination.

2002 Employee Stock Purchase Plan

Our Board of Directors adopted the 2002 Employee Stock Purchase Plan, or the Purchase Plan, in December 2001. The Purchase Plan was approved by our stockholders at the 2002 Annual Meeting. An aggregate of 4,000,000 shares is reserved for issuance under the Purchase Plan. As of April 23, 2007, 1,330,319 shares of Common Stock had been purchased under the Purchase Plan and 2,669,681 shares remained available for future issuance. The rights to purchase Common Stock granted under the Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" within the meaning of Section 423(b) of the Code. Eligible employees can have up to 15% of their earnings withheld and applied to the purchase of shares of Common Stock on specified dates determined by the Board of Directors, generally once every six months. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the specified purchase date. The Board of Directors may specify an offering period of up to 27 months. Currently, no participant may purchase more than 3,750 shares of Common Stock on any purchase date, and no more than 300,000 shares may be sold in the aggregate to all participants on any purchase date.

Upon a significant corporate transaction, then as determined by the Board of Directors in its sole discretion: (a) any surviving corporation may assume outstanding rights or substitute similar rights for those under the Purchase Plan, (b) such rights may continue in full force and effect, or (c) participants accumulated payroll deductions may be used to purchase our Common Stock within five business days prior to the consummation of the corporate transaction and the participant's rights under the ongoing offering terminate.

The Board of Directors may suspend or terminate the Purchase Plan at any time. Unless terminated earlier, the Purchase Plan will automatically terminate on July 31, 2012, or the date on which the shares available under the Purchase Plan are exhausted.

2003 Equity Incentive Plan

Our Board of Directors adopted the 2003 Equity Incentive Plan, or the 2003 Plan, in March 2003. The 2003 Plan was approved by our stockholders at the 2003 Annual Meeting. The 2003 Plan provided for the grant of incentive stock options, nonstatutory stock options, stock bonuses, restricted stock, and stock appreciation rights to our employees, Directors, and consultants. In addition, shares of our Common Stock were issued to members of our Board of Directors, at their election, in lieu of cash payments for their Directors' fees. As of April 23, 2007, 5,339,602 shares were subject to outstanding stock options, and 601,506 shares were subject to outstanding stock bonuses and restricted stock under the 2003 Plan. No additional stock awards were granted under the 2003 Plan following stockholder approval of the 2006 Plan at our 2006 Annual Meeting.

Our Board of Directors, or a committee appointed by our Board, set the terms of stock awards granted under the 2003 Plan subject to the terms of the plan. The exercise price of stock options granted under the 2003 Plan is not less than 100% of the fair market value of the stock subject to the option on the date of grant. Options under the 2003 Plan generally terminate three months after termination of service for any reason other than death or disability, 12 months after termination due to disability, and 18 months following death. In no event may an option be exercised beyond the expiration of its maximum 10 year term. Stock awards generally vest over four years.

Upon a significant corporate transaction, a surviving entity will either assume or substitute outstanding awards under the 2003 Plan, or, in the event the surviving entity refuses to assume or substitute outstanding awards, the vesting and exercisability of such stock awards will accelerate in full. In the event of a change in control transaction and a participant's service with PetSmart or a successor entity is terminated without cause or constructively terminated within 18 months following the occurrence of such transaction, the vesting and exercisability of the stock awards held by such participants will be accelerated in full.

Restricted stock granted under the 2003 Plan generally cliff vests after four years. However, the vesting of certain grants of restricted stock may accelerate in the event of a retirement termination. A retirement termination occurs when an eligible retiree terminates service with PetSmart either: (a) as a result of their death or disability, or (b) pursuant to their voluntary cessation of employment, but only if: (i) such voluntary cessation has been designated by PetSmart, in our sole discretion, as a retirement, (ii) PetSmart determines that such resignation is not detrimental to it, and (iii) the employee enters into a non-competition agreement in a form acceptable to PetSmart. An employee is an eligible retiree if, at the time of their cessation of employment, they are: (1) an employee, (2) at least 55 years of age, (3) have been continuously employed by PetSmart during the five-year period ending on the date of their termination, and (4) the sum of their age and the number of years of continuous employment with PetSmart ending on the date of their termination, is at least 62. The shares of restricted stock for those eligible retirees who have a retirement termination will vest 25% for each full year (not to exceed 100%) between the date of grant and the date of their retirement termination.

2006 Equity Incentive Plan

Our Board of Directors adopted the 2006 Plan in December 2005 as a complete amendment and restatement of both the 1997 Plan and 2003 Plan. The 2006 Plan was approved by our stockholders at the 2006 Annual Meeting. All outstanding stock awards granted under the 1997 Plan and 2003 Plan upon the effective date of the 2006 Plan will remain subject to the terms of those predecessor plans.

The maximum number of shares reserved for issuance under the 2006 Plan is approximately 20,680,000, which includes shares subject to outstanding stock awards under the 1997 Plan and 2003 Plan. As of April 23, 2007, 941,980 shares were subject to outstanding stock options, 839,980 shares were subject to outstanding stock bonuses and restricted stock, and 7,316,674 shares remained available for future issuance under the 2006 Plan.

The 2006 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses, restricted stock, and stock appreciation rights to our employees, Directors, and consultants. Our Board of Directors, or a committee appointed by our Board, sets the terms of stock awards granted under the 2006 Plan subject to the terms of the plan. The exercise price of stock options granted under the 2006 Plan is not less than 100% of the fair market value of the stock subject to the option on the date of grant. Options under the 2006 Plan generally terminate three months after termination of service for any reason other than death or disability, 12 months after termination due to disability, and 18 months following death. In no event may an option be exercised beyond the expiration of its maximum 10 year term. Stock awards generally vest over four years.

Any stock bonuses or restricted stock granted under the 2006 Plan with a purchase price less than 100% of the fair market value of Common Stock on the date of grant must have a cumulative weighted average vesting period of at least three years from the date of grant (when combined with the cumulative weighted average period for similar stock awards previously granted under the 2003 Plan after January 31, 2003 and before the 2006 Annual Meeting).

However, such stock awards vesting on an accelerated basis pursuant to performance criteria, a corporate transaction or a change in control (as described below), or our Executive Change in Control and Severance Benefit Plan, are not taken into account for purposes of this limitation.

Upon a significant corporate transaction, outstanding stock awards may be assumed, continued, or substituted by any surviving corporation. If the surviving corporation does not assume, continue, or substitute such stock awards, then (a) with respect to any such stock awards that are held by individuals then performing services for PetSmart, the vesting and exercisability provisions of such stock awards will be accelerated in full and such stock awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will be terminated if not exercised prior to the effective date of the corporate transaction. In the event of a change in control transaction and a participant's service with PetSmart or a successor entity is terminated without cause or constructively terminated within 18 months following the occurrence of such transaction, the vesting and exercisability of the stock awards held by such participants will be accelerated in full. Please see the section above entitled "Employment and Severance Agreements" for a description of such arrangements and agreements.

Restricted stock granted under the 2006 Plan generally cliff vests after four years. However, the vesting of certain grants of restricted stock may accelerate in the event of a retirement termination. A retirement termination occurs when an eligible retiree terminates service with PetSmart either: (a) as a result of their death or disability, or (b) pursuant to their voluntary cessation of employment, but only if: (i) such voluntary cessation has been designated by PetSmart, in our sole discretion, as a retirement, (ii) PetSmart determines that such resignation is not detrimental to it, and (iii) the employee enters into a non-competition agreement in a form acceptable to PetSmart. An employee is an eligible retiree if, at the time of their cessation of employment, they are: (1) an employee, (2) at least 55 years of age, (3) have been continuously employed by PetSmart during the five-year period ending on the date of their termination, and (4) the sum of their age and the number of years of continuous employment with PetSmart ending on the date of their termination, is at least 62. The shares of restricted stock for those eligible retirees who have a retirement termination will vest 25% for each full year (not to exceed 100%) between the date of grant and the date of their retirement termination.

ARTICLE VI. CERTAIN RELATIONSHIPS AND TRANSACTIONS

Related Party Transaction Approval Policy

The Audit Committee is responsible for the review, approval, or ratification of "related-person transactions" between PetSmart or its subsidiaries and related persons. Under SEC rules, a related person is a director, officer, nominee for director, or 5% stockholder of PetSmart since the beginning of the last fiscal year and their immediate family members. Transactions involving related persons are reviewed by PetSmart's disclosure committee. The disclosure committee determines whether a related person could have a significant interest in such a transaction, and any such transaction is forwarded to the Audit Committee for review. The Audit Committee determines whether the related person has a material interest in a transaction and may approve, ratify, rescind, or take other action with respect to the transaction in its discretion.

Related Party Transactions and Relationships

During the fiscal year ending January 28, 2007, we had the following related party relationships:

Indemnity Agreements

We have entered into indemnity agreements with our Directors and executive officers which provide, among other things, that we will indemnify such Director or executive officer, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines, and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a Director, executive officer, or other agent of PetSmart, and otherwise to the full extent permitted under Delaware law and our Bylaws.

Change in Control and Severance Agreements

Please see the section above entitled "*Employment and Severance Arrangements*" for a description of such arrangements and agreements.

Relationships

Mr. Francis, our Chief Executive Officer and Chairman of the Board; Mr. Moran, our President and Chief Operating Officer; Ms. Fitzgerald, our Senior Vice President, Retail Operations; Mr. Kenneth T. Hall, our Senior Vice President, Merchandising and Ms. Francesca M. Spinelli, our Senior Vice President, People, are all members of the board of directors of PetSmart Charities, Inc., an independent 501(c)(3) organization, to which PetSmart provides in-kind services and charitable contributions. Ms. Fitzgerald, Messrs. Francis, Moran and Hall, and Ms. Spinelli do not receive any remuneration for their involvement with PetSmart Charities, Inc. PetSmart's charitable contributions to PetSmart Charities, Inc., are immaterial to our business, and the disinterested members of the Board of Directors have determined that such relationship does not in any way interfere with the performance of their duties to PetSmart.

Mr. Francis and Mr. Moran are both members of the board of directors of MMI Holdings, Inc., which, through its subsidiary Medical Management International, Inc., conducts business in our stores as Banfield, The Pet Hospital. For a more detailed description of the relationship with Medical Management International, Inc., please see our 2006 Annual Report on Form 10-K, filed with the SEC on March 28, 2007.

ARTICLE VII. OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting of Stockholders. If any other matters are properly brought before the Annual Meeting of Stockholders, it is the intention of the persons named on the accompanying Proxy Card to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Scott A. Crozier
Secretary

May 7, 2007

A COPY OF PETSMART'S ANNUAL REPORT TO THE SEC ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2007, IS AVAILABLE WITHOUT CHARGE THROUGH OUR WEBSITE WWW.PETM.COM UNDER INVESTOR MATERIALS AND UPON WRITTEN REQUEST TO: INVESTOR RELATIONS, PETSMART, INC., 19601 NORTH 27TH AVENUE, PHOENIX, ARIZONA 85027.



19601 N. 27TH AVENUE
PHOENIX, AZ 85027

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by PetSmart, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to PetSmart, Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.



RECEIVED
MAY 1 0 2007
PROCESSING
WASH, D.C.
209
SECTION

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

PETSM1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

PetSmart, Inc.

Vote on Directors

1. To elect three Directors to hold office until the 2010 Annual Meeting of Stockholders.
   01) Rakesh Gangwal
   02) Barbara A. Munder
   03) Thomas G. Stemberg

For All	Withhold All	For All Except
☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Vote on Proposals

		For	Against	Abstain
2.	To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, for our fiscal year 2007, ending February 3, 2008.	☐	☐	☐
3.	To approve the continuation of the PetSmart, Inc. Executive Short Term Incentive Plan; and	☐	☐	☐

4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on April 23, 2007, as the record date for the determination of stockholders entitled to notice of, and to vote at, this Annual Meeting and at any adjournment or postponement thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date



2007 Annual Meeting of Stockholders

June 20, 2007, at 10:00 A.M. local time at

The Westin O'Hare, 6100 North River Road, Chicago, Illinois 60018

If you submit your proxy by telephone or Internet, do not return your proxy card.
Thank you for your proxy submission.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

PetSmart, Inc.
19601 North 27th Avenue
Phoenix, Arizona 85027

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 20, 2007

The undersigned hereby appoints Philip L. Francis and Scott A. Crozier, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side, all of the shares of Common Stock of PetSmart, Inc., a Delaware corporation, for use at the Annual Meeting of Stockholders to be held on Wednesday, June 20, 2007, at 10:00 A.M. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at The Westin O'Hare, 6100 North River Road, Chicago, Illinois 60018. We intend to mail this proxy card on or about May 7, 2007, to all stockholders entitled to vote at the Annual Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED STOCKHOLDER. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS IN PROPOSAL 1 AND FOR PROPOSALS 2 AND 3.

YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS ON THIS PROXY CARD FOR VOTING BY INTERNET OR BY TELEPHONE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON; OR, IF YOU PREFER, KINDLY MARK, SIGN AND DATE THIS PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES). EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF THE SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Directors

Lawrence A. Del Santo
Retired President and
Chief Executive Officer
Vons Companies, Inc.

Rita V. Foley
Retired President
Consumer Packaging Group
Senior Vice President
MeadWestvaco Corporation

Philip L. Francis
Chairman and
Chief Executive Officer
PetSmart, Inc.

Rakesh Gangwal
Chairman, President and
Chief Executive Officer
Worldspan Technologies, Inc.

Joseph S. Hardin, Jr.
Retired President and
Chief Executive Officer
Kinko's, Inc.

Gregory P. Josefowicz
Retired Chairman, President
and Chief Executive Officer
Borders Group, Inc.

Amin I. Khalifa
Executive Vice President and
Chief Financial Officer
Leap Wireless
International, Inc.

Ronald Kirk
Partner
Vinson & Elkins, LLP

Richard K. Lochridge
President
Lochridge & Company, Inc.

Barbara A. Munder
Executive Director,
iimemberships
Euromoney/Institutional
Investor PLC

Thomas G. Stemberg
Managing General Partner
Highland Capital
Consumer Fund
Chairman Emeritus
Staples, Inc.

Jeffery W. Yabuki
Director, President and
Chief Executive Officer
Fiserv, Inc.

Executive Officers

Philip L. Francis
Chairman and
Chief Executive Officer

Robert F. Moran
President and
Chief Operating Officer

Donald E. Beaver
Senior Vice President,
Chief Information Officer

Scott A. Crozier
Senior Vice President,
General Counsel,
Secretary and
Chief Compliance Officer

Barbara A. Fitzgerald
Senior Vice President,
Special Projects

Kenneth T. Hall
Senior Vice President,
Merchandising

Timothy E. Kullman
Senior Vice President and
Chief Financial Officer

David K. Lenhardt
Senior Vice President,
Services and Store Operations

Mary L. Miller
Senior Vice President,
Chief Marketing Officer

Joseph D. O'Leary
Senior Vice President,
Supply Chain

Francesca M. Spinelli
Senior Vice President, People

Corporate Information

Corporate Offices
19601 North 27th Avenue
Phoenix, AZ 85027
(623) 580-6100

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Wells Fargo
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
www.wellsfargo.com/com/
shareowner_services

Independent Accountants
Deloitte & Touche LLP
2901 North Central Avenue
Suite 1200
Phoenix, AZ 85012

Stockholder Inquiries
PetSmart Investor Relations
19601 North 27th Avenue
Phoenix, AZ 85027
(623) 587-2025
investorrelations@ssg.petsmart.com

PetSmart Common Stock
The company's common stock is traded on the NASDAQ Global Select Market under the symbol "PETM."

PetSmart Website
www.PetSmart.com



PETSMART

19601 North 27th Avenue
Phoenix, AZ 85027
623-580-6100
www.PetSmart.com

END